4


06012224

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME City Developments Ltd

*CURRENT ADDRESS

PROCESSED
APR 06 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3672

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/5/06


RECEIVED
2006 APR -4 P 12:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


ARLS
12-31-05

CITY DEVELOPMENTS LIMITED

SUMMARY REPORT 2005

LOOKING AHEAD INTO 2006

- St. Regis Residences — 173-unit luxurious apartments along Tomlinson Road and Tanglin Road
- Residences @ Evelyn — 208-unit freehold condominium along Evelyn Road
- King's Centre Plot 3 — 175-unit freehold condominium along Havelock Road and Kim Seng Road
- Plot C9 on Sentosa Cove — 264-unit seafront residences on Sentosa Cove
- No. 1 Shenton Way — About 360-unit premier development next to Marina Bay

- Focus on twin strategy of being an integrated owner and operator of international hotel assets
- Optimising operational efficiency and sustained operational excellence
- Leveraging on CDL's real estate experience and resources to optimise value

- Remain the proxy to the Singapore property market
- Establish market leadership in the high-end niche residential segment
- Capitalise on its significant landbank and other classes of real estate assets to maximise shareholder value
- Continue to nurture overseas ventures that complement its overall business strategy

CONTENTS

Cover: ST. REGIS HOTEL & RESIDENCES, SINGAPORE

FIVE-YEAR FINANCIAL SUMMARY

S$million	2005	2004 (Restated)	2003	2002	2001
Share capital	**461**	453	414	401	401
Reserves	**4,087**	3,899	4,189	3,461	3,371
Shareholders' equity	**4,548**	4,352	4,603	3,862	3,772
Minority interests	**1,527**	1,469	2,069	1,383	1,539
Total liabilities	**4,820**	5,301	6,387	6,023	6,630
	10,895	11,122	13,059	11,268	11,941
Property, plant and equipment	**7,062**	7,111	9,146	7,397	7,701
Development properties	**1,886**	1,943	2,238	2,178	2,337
Current & other assets	**1,947**	2,068	1,675	1,693	1,903
	10,895	11,122	13,059	11,268	11,941
Revenue	**2,374**	2,380	2,326	2,289	2,227
Profit before taxation (after associates and jointly-controlled entities)	**404**	503	214	243	139
Profit for the year attributable to equity holders of the parent	**200**	227	152	151	54
Proposed ordinary dividend (net)					
- first and final	**53**	53	50	47	47
- special	**36**	-	331	-	-
Rate of ordinary dividend					
- first and final	**15%**	15%	15%	15%	15%
- special	**10%**	-	100%	-	-
Net asset value per S$0.50 share	**$5.12**	$4.99	$5.56	$4.82	$4.71
Basic earnings per share	**21 cents**	25 cents	19 cents	19 cents	7 cents
Diluted earnings per share	**21 cents**	25 cents	19 cents	19 cents	7 cents

Note: Figures for Year 2004 have been restated to take into account the retrospective adjustments arising from the adoption of various new/revised Financial Reporting Standards (FRSs) and changes in accounting policies (refer to Note 3 of the Summary Financial Statement for details). Comparative figures for the other years have not been restated.

A PORTRAIT OF PERFECTION

A celebration of passion and dedication,
a legacy exemplified by
inspirational works of art.

For over 40 years,
CDL has transformed vision into reality,
instrumental in shaping
the visual landscape of Singapore,
making each a unique masterpiece.

Building a Renaissance city,
CDL showcases its exclusive portfolio
of real estate assets,
most prestigious of which is
St. Regis Hotel & Residences, Singapore.

In broad strokes,
CDL has always been a visionary,
and will continue to break new ground
in its relentless pursuit of perfection.

REVENUE
S$million

2005	2,374
2004	2,380

REVENUE BY ACTIVITY
S$million

	Others	Rental Properties	Hotel Operations	Property Development
2005	46	160	1,803	365
2004	45	175	1,671	489

REVENUE BY REGION
S$million

	East & South East Asia	North America & Europe	Australia & New Zealand
2005	179	1,172	1,023
2004	180	1,096	1,104

- Property Development
- Hotel Operations
- Rental Properties
- Others

- East & South East Asia
- North America & Europe
- Australia & New Zealand

PROFIT BEFORE TAXATION
S$million

2005	404
2004 (Restated)	503

PROFIT BEFORE TAXATION BY ACTIVITY
S$million

	Others	Rental Properties	Hotel Operations	Property Development
2005	12	28	213	151
2004 (Restated)	26	65	335	77

PROFIT BEFORE TAXATION BY REGION
S$million

	East & South East Asia	North America & Europe	Australia & New Zealand
2005	49	97	258
2004 (Restated)	81	232	190

- Property Development
- Hotel Operations
- Rental Properties
- Others

- East & South East Asia
- North America & Europe
- Australia & New Zealand

PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
S$million

2005	200
2004 (Restated)	227

BASIC EARNINGS PER SHARE
cents

2005	21
2004 (Restated)	25

NET ASSET VALUE PER SHARE
S$

2005	5.12
2004 (Restated)	4.99

PROPOSED ORDINARY DIVIDEND
S$million

2005	89*
2004	53

* Figure for 2005 includes proposed special ordinary dividend of S$36 million.

SHAREHOLDERS' EQUITY
S$million

2005	4,548
2004 (Restated)	4,352

GROSS ASSETS
S$million

2005	10,895
2004 (Restated)	11,122

SHOWCASING UNIQUE LEADERSHIP

Continuously setting new benchmarks of perfection, CDL leads the way in developing prestigious projects that display exceptional standards to achieve the epitome of exquisite living.



ST. REGIS HOTEL & RESIDENCES, SINGAPORE

The arrival of the St. Regis legacy heralds a new age of ultra-luxury living, unrivalled in grandeur, hospitality and stature.

EXHIBITING EXQUISITE QUALITY

With an eye for perfection, CDL maintains its quality, hospitality and service excellence. Establishing the industry's best practices, CDL remains focused on transforming the cityscapes where it operates.



EXCHANGE TOWER

Making its mark on the Bangkok skyline, Exchange Tower stands out with its distinguished architecture, elegant granite façade and state-of-the art features.

EXTENDING OUTSTANDING SERVICE

As an award-winning property and hotel group, CDL's business goal remains unchanged – to have an in-depth understanding of its customers so as to better fulfil their needs and desires.

Across all cultures, CDL is dedicated to providing excellent service to the satisfaction of its customers.



MILLENNIUM SUKHUMVIT BANGKOK

Taking hospitality to new heights in global cities, visitors to Bangkok can soon indulge in the modern Millennium Sukhumvit Bangkok – a five-star hospitality offering.

CREATING CUTTING-EDGE **INNOVATION**

Harnessing innovative technology and features, CDL has built an extensive portfolio of sophisticated properties. Today, CDL remains committed to staying at the forefront of technological innovation, bringing to its customers unique, iconic and progressive properties.



SEAFRONT RESIDENCES AT SENTOSA COVE

Its cutting-edge architecture, coupled with award-winning design, gives a new meaning to exclusive waterfront living. The extraordinary Sentosa Cove development will be an ideal home for those who appreciate the finer things in life.

HIGHLIGHTS OF THE YEAR 2005



Parc Emily Residences @ Evelyn

JANUARY

- In aid of the relief efforts for Tsunami victims, CDL staff raised $100,000 for the Singapore Red Cross Society in the CDL Dollar-for-Dollar Staff Donation Drive and collected over 800 boxes of supplies for Mercy Relief.

FEBRUARY

- CDL announced its participation, with a US-based investment fund and certain other limited partners, in an Asian-based real estate opportunity fund, Real Estate Capital Asia Partners L.P. (RECAP). CDL's capital commitment of approximately US$110 million represents 49.78% of the total capital commitment in RECAP. RECAP expects to invest its total fund of US$221 million within a period of three years.

- RECAP purchased prime freehold residential land in Sukhumvit Soi 20. To be ready in 2008, the luxury condominium in Bangkok will comprise about 600 units.

- Myungdong Development Co., Ltd, an associated company of CDL, divested MyeongDong Central Building in Seoul, Korea for approximately KW62 billion ($91.8 million). The sale to a German Fund was completed on 28 February.

- CDL was among Top 20 in Outstanding Overall Achievement in Singapore International 100 Ranking 2005.

MARCH

- MyeongDong Tower, a 15-storey office building located in MyeongDong, one of the premier commercial districts in Seoul, with a net floor area of 92,744 sq. feet, was purchased by RECAP. RECAP plans to reposition the asset for eventual disposition.

- The 295-unit Parc Emily in the quiet enclave of Mount Emily Park next to Mount Emily Road was launched. CDL has a 50% interest in this project, with partner TID Pte. Ltd..

APRIL

- The 910-unit City Square Residences, a freehold development located along Kitchener Road was launched. At the adjacent site, City Square Mall, CDL's largest retail mall with over 700,000 sq. feet of retail space, was unveiled.

- CDL won the Silver RoSPA Award, one of the most prestigious international awards conferred by United Kingdom's Royal Society for the Prevention of Accidents.

MAY

- CDL was awarded a landmark site in Sentosa Cove based on its exceptional architectural design. The 197,151 sq. feet site was purchased for $238.89 million in April and is a 50:50 joint venture with TID Pte. Ltd..

- CDL bagged the highest number of awards with 14 of the 46 awards conferred at the Building and Construction Authority (BCA) Awards 2005. CDL won five Green Mark Awards (Gold) for Monterey Park Condominium, Parc Emily, Savannah CondoPark, Residences @ Evelyn and Republic Plaza. The Pier at Robertson, Butterworth 33 and Pantech 21 took home the Green Mark Award. Changi Rise Condominium, Goldenhill Villas, Goldenhill Park Condominium, Emery Point and Nuovo Executive Condominium also received recognition for Best Buildable Design while Emery Point won a Construction Excellence Merit Award.

- Some 30 winning and selected entries from The 2nd CDL Singapore Sculpture Award were exhibited at the Singapore Art Museum.

JUNE

- The Esparis, a 274-unit executive condominium along Pasir Ris Drive 4 received its CSC (Certificate of Statutory Completion).

- CDL acquired an interest in Exchange Tower (formerly known as Pornpat Tower) in Bangkok. This grade "A" building is strategically located at Sukhumvit Road within the prime Central Business District area of Bangkok.

- 130 copies of *Heart Voyage*, a limited edition photo art book by Mr Kwek Leng Joo, Managing Director of CDL, were donated, raising $100,000 for needy beneficiaries of President's Challenge 2005.

- Millennium & Copthorne Hotels plc (M&C) announced the development of the 326-room Millennium Sukhumvit Bangkok, expected to be ready in 2007. It will be managed by M&C and is owned by Thailand-based Fena Estate Company Limited, a 50:50 joint-venture between Srichawala Family (FICO Group) and City Hotels Pte Ltd (a wholly-owned subsidiary of M&C).

JULY

- CDL purchased 21 Swiss Club Road which has a site area of 42,270 sq. feet for $12.8 million.

- CDL was accorded the special honour of Distinguished Defence Partner Award at the Total Defence Award 2005 for its consistent support of National Service.

- Initiated by Mr Kwek Leng Joo, *To Singapore with Love*, a photo art book in celebration of the nation's 40th birthday was launched. It captures 330 photos from about 130 photographers, portraying Singapore's people, arts, culture and natural heritage.



Sail @ Marina Bay | City Square Residences | Monterey Park Condominium

- Monterey Park Condominium, a 280-unit 999-year leasehold development along West Coast Rise received its CSC.

AUGUST

- CDL Hotels New Zealand Limited (CDLHNZ) and M&C announced that its subsidiary, Kingsgate Investments Pty Limited had on 15 August 2005 completed the sale of Bayswater Building at Kings Cross Road in Sydney at A$20 million (the Bayswater Sale and Purchase Agreement entered into on 1 June 2004).

- For three consecutive years, CDL has been conferred the Ministry of Home Affairs (MHA) Award for NSmen's Employers for its support towards National Service activities in the Singapore Civil Defence Force and Singapore Police Force.

SEPTEMBER

- Monterey Park Condominium was awarded the highest-ever Construction Quality Assessment System (CONQUAS) score of 92.3 as at December 2005 by BCA.

- Sunnyvale Partners, Ltd., an indirect subsidiary of M&C received approval for the redevelopment of the Four Points by Sheraton Sunnyvale into a new Millennium Hotel with residential units. Project completion is anticipated to be first quarter of 2008.

- CDL was awarded the 2005 Excellence in Design Award (Runner-Up) by Environmental Design + Construction (EDC) Magazine in USA for Changi Rise Condominium and Goldenhill Park Condominium in the Multi-Use Residential (Apartment/Condominium) category.

- The 648-unit Savannah CondoPark, CDL's first Safari-themed Eco-condo in Simei Street 1, received its CSC.

- CDL is listed on the new FTSE/ASEAN Index and the FTSE/ASEAN 40 Index.

- CDL was one of the founding Singapore signatories of the United Nations Global Compact participation letters in the advancement of responsible corporate citizenship.

- For the ninth consecutive year, CDL received the Friend of the Arts Award for its continued support of the arts.

OCTOBER

- The iconic luxury development, The Sail @ Marina Bay Tower 2 with 430 units, was almost sold out within days of its launch.

- CDLHNZ and M&C announced that Kingsgate Investments Pty Limited completed the divestment of Kingsgate Shopping Centre (the Property) for a net consideration of A$19.9 million. The book value of the Property was A$9.2 million as at 30 June 2005.

- CDL was voted one of Singapore's most transparent property companies in SIAS (Securities Investors Association Singapore) Investors' Choice Awards 2005.

- Lions Befrienders awarded the Friend of the Elderly Award 2005 to CDL's volunteer staff group, City Sunshine Club, for its contribution to the caring of the elderly.

NOVEMBER

- In an en-bloc sale, CDL purchased Bougainville, a freehold development with a site area of 30,368 sq. feet along Shelford Road for $19 million.

- CDL received SIA-HWA (Singapore Institute of Architects – Handicaps Welfare Association) Award for Community Friendly Buildings for Savannah CondoPark (Silver) and Goldenhill Park Condominium (Bronze) in the Residential Buildings category and Goldenhill Villas (Honourable Mention) in the Open Spaces and Structures category.

- M&C clinched a management contract for a 350-room hotel in Shanghai's Hongqiao district. The 5-star Millennium Hongqiao Shanghai will open in mid-2006.

- CDL was awarded The Singapore Health Award 2005 (Gold) by Health Promotion Board for successfully promoting healthy lifestyle to its staff.

- CDL supported the setting of a new base jump record in Singapore from Republic Plaza, one of Singapore's tallest buildings.

DECEMBER

- CDL was the top private residential property seller in 2005. Projects contributing to CDL's sales include The Sail @ Marina Bay Tower 2 and City Square Residences which are amongst the top five best sellers in 2005.

- CDL was presented the Singapore Green Plan 2012 Award 2005 by Ministry of the Environment and Water Resources for leading the industry in good environmental practices and educating its stakeholders to adopt eco-friendly habits.

- CDL's Republic Plaza, Fuji Xerox Towers and City House were awarded the Energy Smart Label Award by National University of Singapore (Energy Sustainability Unit) and National Environment Agency.

- CDLHNZ and M&C announced the completion of divestment of Kingsgate Commercial Complex by Kingsgate Investments Pty Limited, a wholly-owned subsidiary of Kingsgate International Corporation Limited for A$19 million.

- Monterey Park Condominium was conferred a bronze award at the inaugural Landscape Industry Association (Singapore) (LIAS) Awards of Excellence 2005 in the Implementation Projects, Residential category.

CHAIRMAN'S STATEMENT



On behalf of the Board of Directors, I am pleased to report a profitable year for the City Developments Limited Group.

Local Industry Review

The economy grew strongly by 6.4% in 2005, above earlier expectation of 3 to 5% and unemployment rate fell to a record low of 2.5%, its lowest in four years.

The property market performed well in 2005. Private residential property prices increased by 3.9%. The high-end luxury market segment led the price recovery with very strong performance, particularly for niche projects. Significantly, transaction volumes increased by 55% from 5,800 units in 2004 to 9,000 units in 2005. In Q4, HDB Resale Price Index also registered some improvement.

The office sector has also done well. Office values increased by 4.5% while rental improved significantly by 12.7%. Meanwhile, average occupancy also improved by 3.2%. The retail sector, likewise, has done well.

Group Performance

For the year ended 31 December 2005, excluding the Group's share of revenue from jointly-controlled entities which has not been consolidated, Group revenue amounted to $2,374.3 million (restated 2004: $2,380.1 million). Profit from operations increased by 24% to $497.7 million (restated 2004: $400.4 million). After accounting for lower finance costs incurred in the year, the Group's profit before share of results of associates and jointly-controlled entities increased by 56% to $345.2 million (restated 2004: $222.1 million).

Pre-tax profit of $403.9 million (restated 2004: $502.6 million) was achieved whilst profit after tax and minority interests amounted to $200.4 million (restated 2004: $227.1 million). Higher profits were achieved in year 2004 mainly on account of greater profit contributions from jointly-controlled entities arising primarily from the sale of The Plaza, New York.

Although the Financial Reporting Standard (FRS) allows the option for investment properties to be stated either at depreciated cost or at valuation, the Group has continued to be the only listed Singapore property company that has adopted a conservative accounting policy of depreciating its investment properties.

During the year, the Group also reduced its borrowings by 10% to $3.60 billion (2004: $4.02 billion).

In view of the good operational results and the expected strong cash flow of the Group, the Board recommends the payment of an additional special ordinary dividend of 5 cents per share, in addition to the normal ordinary dividend of 7.5 cents per share.

Property

2005 was an active year for the Group. The Group sealed its leadership position as the top seller of private residential property for 2005. It sold almost 2,100 residential property units, which is equivalent to the market share of over 23%. This remarkable achievement represents a 108% increase compared to the Group's property sales in 2004. For 2005, the Group's property sales value amounted to $1.66 billion.

City Square Residences, the 910-unit condominium, located at the junction of Serangoon and Kitchener Roads, which was launched in April 2005 with overwhelming response, is now 90% sold.

The most spectacular launch of the year was the 430-unit Tower 2 of The Sail @ Marina Bay. Launched in late October 2005, over 400 units were snapped up within one week. The project is now almost fully sold, with only 3 units remaining.

The 295-unit Parc Emily, which is located in the quiet enclave of Mount Emily Park in downtown District 9 also contributed to the sales. This development, in which the Group has a 50% share, was also well received. To-date, 89% of the project has been sold.

The sales of The Sail @ Marina Bay and City Square Residences were overwhelming. However, these high-rise developments, especially The Sail @ Marina Bay, are still in the preliminary construction stage as they require specialised deep-foundation engineering and construction works. Thus, in accordance with the accounting policy of recognising profit based on progressive stages of construction, only a relatively small percentage of profit has been recognised in 2005 for these two developments. As the construction progresses, more profits will be recognised progressively from the current year.

During the year, profits were also realised from existing projects such as Savannah CondoPark, The Pier at Robertson, The Esparis and Monterey Park.

The office market has fared well with improving occupancy and rental rates. The office portfolio in the Group now enjoys occupancy of over 90%. Rental rates will be adjusted upwards in line with the market trend when existing leases are due for renewal.

Meanwhile, leasing of The Exchange Tower in Bangkok is progressing well with strong interest from numerous prospective tenants. This Grade A office tower and a modern retail mall, offers approximately 455,000 sq. ft. of lettable area.

The proposed sale of the portfolio of 11 properties to Suntec REIT was not proceeded with as reported in our Q3 results announcement. The Group has reserved the right to take legal action on the matter.

In December 2005, the Group announced that it had entered into a memorandum of understanding with Las Vegas Sands Corp. (Sands), to take a 15% equity stake in relation to the bid for the Integrated Resort (IR) in Marina Bay. Subsequently, upon clarification on some of the regulatory requirements, the Group, with the agreement of Sands, decided not to participate, but will continue to provide expertise and counsel on the non-gaming aspects of Sands' proposal, particularly in those areas relating to design, development and construction planning.

The IR is an exciting opportunity to help transform Singapore's new downtown cityscape. With over 40 years of experience in the local market, the Group remains committed to value-add to Sands' proposal and developing an IR concept that has strong tourism appeal and that will dynamically transform this city.

As a property developer and owner of an extensive portfolio of properties and land bank, the Group will definitely benefit from the spin-offs from the IR. In addition, the Group's hotels in Singapore will also be able to capitalise on the increase in tourism.

Hotel

In 2005, Millennium & Copthorne Hotels plc (M&C), in which the Group has 52% interest, delivered strong growth in profitability. Backed by an improving trading environment, all regions experienced RevPAR growth with improvements in each quarter.

M&C reported that its profit before tax excluding other operating income and impairment increased by 45% to £74.0m (2004 restated: £51.2m). Profit after tax and minority interests increased by 20% to £61.1m (2004 restated: £50.9 m).

The positive results achieved are due to M&C's focus on optimising operational efficiency and sustained operational excellence. It also benefited from its twin strategy of being an integrated owner and operator of international hotel assets, across a balanced geographical portfolio. Leveraging on its real estate expertise and resources, M&C maximised value from its disposal of selected real estate assets, redevelopment opportunities and in addition, announced ten new management and franchise contracts for the year.

CURRENT YEAR PROSPECTS

Property

The economy is expected to continue to perform well with GDP forecast to grow by between 4% and 6%.

The residential property market, especially the high-end niche sector, is expected to continue its upward trend. Property consultants are forecasting that average prices of residential properties will grow by 10% this year.

With the phenomenal success of The Sail @ Marina Bay, the Group has carved a niche for itself as a developer of high-end luxury residential projects. The Group is poised to enhance this position and establish itself as the market leader by launching another two signature upmarket projects in the first half of 2006.

The first is the branded super luxurious 173-unit St. Regis Residences located at Tanglin/Tomlinson Road. Demand is expected to be good as we already have a long waiting list of eager potential purchasers. This development will redefine the benchmark for luxurious living and hospitality in Singapore.

The second project is the proposed residential development at Sentosa Cove, which was won through a successful tender based on outstanding design. With its strategic location at the gateway to the marina basin and standing at the maximum permissible height of 15 storeys, this will be the tallest residential development in Sentosa. With unobstructed view of the sea, the launch of this 264-unit waterfront development is eagerly anticipated and there is a growing waiting list of potential buyers.

Slated for launch are another two freehold projects. Firstly, the 175-unit King's Centre Plot 3 located next to Grand Copthorne Waterfront and facing the charming Singapore River. The second property is the 208-unit Residences @ Evelyn, a 50% joint venture project.

The Group is also planning for the redevelopment of No. 1 Shenton Way (formerly known as Robina House) which will become the Group's latest proposed jewel in the city. This proposed 50-storey development will comprise about 360 residential apartments and will have a retail component on the ground floor. The stunning twin-tower, high-end luxury development next to Marina Bay, will be a distinctive addition to the city's skyline.

The Group has recently acquired a 30,368 sq. feet site at Shelford Road, through an enbloc sale tender exercise, for $19 million. It will be amalgamated with a larger neighbouring plot already owned by the Group for redevelopment.

Development of the exciting City Square Mall with over 700,000 sq. feet is progressing well and construction is expected to begin this year. This proposed development has attracted much interest from retailers and is set to be the flagship retail mall for the Group.

On the overseas front, the Group is preparing to launch two residential developments later in the year. They include a freehold 600-unit luxury residential condominium in Thailand, located in a prime residential land parcel in Sukhumvit, Central Bangkok, and a 132-unit freehold residential project in Kuala Lumpur, adjoining to our Regent Hotel.

While some real estate companies may be expanding overseas and relying more on overseas revenue, the Group's strategy is to remain the proxy to the real estate market in Singapore. Singapore's property market has been down for almost 7 years and recovery has been slow compared to other countries in the region. However, we are now beginning to see the recovery of the domestic market. With over 40 years of experience in property development and investment, the Group has harnessed a reputation of understanding the local market very well. The Group will exploit its years of experience and capitalise on all opportunities in the market it knows best. With its significant land bank and other classes of real estate assets, the Group can now maximise its real estate potential and utilise these by extracting value from this upswing trend.

In addition to its overseas portfolio through M&C, the Group will continue to embrace overseas ventures and investments that complement its overall business strategy. It will strategically nurture new markets overseas and select the optimal time to enter, with the intent to maximise shareholder value.

Collective sales for land parcels have been aggressively pursued and some are substantially above the reserve list price, setting new benchmark prices. Consensus is that there is a continuous uptrend. The Group will continue to source for suitable land replenishment only at appropriate prices.

The office market is expected to continue with its upward momentum. With very limited new supply coming onto the market over the next 3 years and with improving business conditions, rental occupancy rates are slated for further improvement. Market experts projected that office rentals will improve by 15 to 20% this year.

The Group is mindful of the recent tax incentives and the enhancements to the regulatory framework for REIT vehicle(s) in Singapore. With the improving rental rates for the office market and the growing appetite for REIT offerings, the Group will re-evaluate the merits and feasibility of various REIT transactions involving our existing asset portfolio through the listing of new REIT vehicle(s) and other REIT related transactions. The Group places no time frame on this decision and will consider all options and decide in due course.

Hotel

The Group remains committed to continuing its established ability to combine its operating and real estate strengths, as well as carving its competitive edge.

These strategies helped to manage M&C's real estate assets efficiently, exploiting their potentials and to unlock medium to long-term value to ensure superior value creation.

Group Prospects

The Group expects to remain profitable over the next 12 months.

Appreciation

On behalf of the Board, I wish to express our sincere appreciation to Mr Ong Pang Boon, who will be retiring from the Board at the forthcoming Annual General Meeting, for his valuable contribution to the Group for more than 20 years. I would also like to thank the Management and staff for their unwavering dedication and hardwork in the past year. We are also deeply appreciative of the continued support of our stakeholders including our investors, customers, business associates and the community.

Kwek Leng Beng
Executive Chairman
28 February 2006

董事主席报告

本人谨代表董事部同人，欣然呈报城市发展有限公司集团取得盈利一年的业绩报告。

本地行业回顾
2005年新加坡经济取得6.4%的强劲增长，超过早期预测的3%至5%。失业率降到2.5%的低纪录，为4年来最低。

2005年房地产市场表现良好。私人住宅产业价格增长了3.9%，高端豪华市场部分以非常强劲的表现拉动了整体价格上扬，尤其在一些独特地段的项目上。值得注意的是，成交量增加了55%，从2004年的5,800个单位增加到9,000个单位。在第四季度，建屋发展局转售价格指数也显示得到了一些改善。

办公楼部分也表现很好。当租金大幅提高了12.7%后，办公楼价值增长了4.5%，同时，平均租用率也增长了3.2%。零售部分同样表现很好。

集团业绩
截至2005年12月31日，不包括尚未合并的共同控制实体的盈利股份，集团营业额达到23亿7430万元(2004年为23亿8010万元)。营运盈利增长24%，达到4亿9770万元(2004年为4亿零40万元)。在本年度财务成本占用更低的情况下，不计入联营公司和共同控制实体的结果，集团盈利增长56%，达到3亿4520万元(2004年是2亿2210万元)。

税前盈利为4亿390万元(2004年为5亿零260万元)，税后及少数股权盈利达到2亿零40万元(2004年为2亿2710万元)。2004年取得更高的盈利，主要是因为共同控制实体通过脱售纽约的The Plaza酒店而贡献了可观的特别盈利。

虽然财务报告准则(FRS)允许产业投资者选择折除成本或者估价的方式，本集团仍然继续成为唯一采取保守会计政策，将其租赁产业加以折旧的新加坡上市产业公司。

在受检讨的年度，集团的借贷也减少10%至36亿元(2004年为40.2亿元)。

鉴于集团良好的营运表现以及预期的充足现金周转，董事部提议除派发每股7.5分的常规年终股息外，还派发每股5分的特别股息。

产业
对集团而言，2005年是相当活跃的一年。集团巩固了其2005年最畅销私人住宅产业的领导地位，共计售出2,100个住宅单位，占市场份额的23%以上。与集团2004年的销售相比，这意味着取得了增长108%的优异成绩。在2005年，集团的产业销售总值达到16.6亿新元。

位于实龙岗和吉真那路交汇处，拥有910个共管公寓单位的城市雅居，于2005年4月推出后反响热烈，迄今已售出90%。

该年度最引人瞩目的发布是拥有430个单位的滨海舫第二座大厦。在2005年10月尾推出后，一周内便有400多个单位被抢购。现在这一项目基本上销售一空，仅仅余下3个单位而已。

位于城市中心第9区爱美丽公园静谧的环抱之中，拥有295个单位的Parc Emily，也为销售成绩作出了贡献。集团拥有50%股份的这一发展项目也表现良好，迄今已售出89%。

滨海舫和城市雅居的销售获得热烈反应。不过，这些高层发展项目，尤其是滨海舫，因为需要进行特别的深地基工程和建筑工作，尚处于初步的建筑阶段，因此采取按照建筑工程的进展而逐步计算盈利的财务策略，这两个发展项目也只有比较小的利润率被计入2005年。随着建筑工程的进展，将会有更多的盈利被纳入本年度。

这一年中，现有项目如百馨园、乐滨轩、怡景园和榆林园等都取得了实质性的赢利。

随着租用率的改善以及租金的提高，办公楼市场成绩骄人，目前集团的办公楼租用率达到了可喜的90%以上。当现有的租约进行更新时，租金将根据市场的尺度向上调高。

同时，曼谷的The Exchange Tower吸引了众多预期租户的强烈关注，进展顺利。这座A级办公楼连带一个现代化的购物中心，大约可提供455,000平方英尺的使用面积。

脱售11栋商业大楼给新达信托的计划没有按照我们在第3季度公报所言继续进行。集团保留采取法律行动的权力。

2005年12月，集团宣布与拉斯维加斯金沙集团签署谅解备忘录，以取得项目发展15%的股权，联合竞标滨海湾综合度假胜地(IR)发展项目。随后，在获知一些跟竞标有关的要求后，集团在金沙集团的同意下决定退出竞标，但仍将在与博彩业务无关的方面，继续给予金沙集团咨询与支持，尤其是在最熟悉的设计、发展和建筑等方面。

滨海湾综合度假胜地(IR)是一个振奋人心的机会，将为新加坡带来崭新的都市风貌。凭借在本地市场40余年的经验，集团仍将投入金沙集团的增值提议，发掘具有强大的旅游吸引力并将改变城市风貌的综合度假胜地发展创意。

作为拥有庞大的房地产产业及土地库存的产业发展商和业主，集团肯定将从综合度假胜地的周边产业中受益。另外，集团在新加坡的酒店也能够从本地旅游业的增长中获取收益。

酒店
2005年千禧国尊酒店(M&C)(集团占有52%的股权)盈利取得强劲增长。在经营环境得到改善的背景下，整个地区每个季度的可销售客房收入(RevPAR)都获得了相应的改善。

据千禧国尊酒店报告，除去其他营业收入和损耗，其税前收入增长45%，达到7,400万英镑(2004年是5,120万英镑)，税后收入和少数股权增长20%达到6,110万英镑(2004年是5,090万英镑)。

取得这一骄人的成绩，取决于千禧国尊酒店高效的经营效率和对优质运作的坚持。同时，它也受益于集酒店业主和国际酒店经营者于一身的多元化策略。融合其在房地产领域的专长与资源，千禧国尊酒店在选择房地产资产的处理及再发展，再加上在本年宣布了十个新的管理和特许合约上获得了最大价值。

今年展望

产业

经济预计继续保持良好状况，国民生产总值(GDP)估计介于4%至6%。

住宅产业市场特别是高端独特地段的项目，预计将继续保持上升趋势。据产业顾问预测，住宅产业的平均价格今年将上涨10%。

伴随着滨海舫的非凡成就，集团成功树立了一个在独特地段建造高端豪华住宅产业的发展商的自身形象。通过在2006年上半年发布另两个标志性高档项目，集团进一步建立并巩固了其市场领导者的地位。

第一个是位于东陵路与汤林生路交界处拥有173个单位的超豪华项目瑞吉居。预计需求情况会非常理想，因为我们已经拥有一份长长的有热切期望的潜在买方排队名单。这个发展项目将为新加坡的豪华生活标准作出重新诠释。

第二个是位于升涛湾的推荐住宅发展项目，该项目是凭其杰出的设计在投标中成功胜出。以其矗立于升涛湾入口处的战略位置，以及15层楼的最大可允许建造高度，使其成为圣涛沙最高的住宅发展项目。因拥有一望无阻的海景，市场也热烈期盼这个有着264个单位的滨海项目的发布，同时潜在买家的排队名单也越来越长。

另外还有两个永久地契公寓发布。第一个是有175个单位的左岸居，靠近国尊河畔大酒店，面向迷人的新加坡河。第二个项目是有208个单位的傲世园，一个占50%的合资项目。

集团也计划对珊顿大道1号（前著名的Robina House）进行再开发，这将成为集团在市区推出的最新明珠。这座50层楼的发展项目将包括360个住宅单位，底层将有一个购物区。临近滨海湾的这座美妙的双峰塔式高端豪华项目，将给城市的风景线增添绚丽的色彩。

集团最近通过一次招标，以1,900万元在赐福路标得了一块30,368平方英尺的地皮。它将与集团在邻近业已拥有的另一块更大面积的地皮组合起来，进行再开发。

令人激动的有超过700,000平方英尺的City Square Mall项目进展顺利，预计将在今年开始建筑工程。该项目引起零售业者的浓厚兴趣，并被定位为集团的旗舰购物中心。

海外方面，集团准备在年末发布两个住宅发展项目，包括泰国的一个永久地契豪华共管公寓，位于曼谷中心头等住宅区域Sukhumvit。另一个有132个单位的永久地契住宅项目位于吉隆坡，毗邻我们的Regent Hotel。

一些房地产公司可能正向海外扩充，加强对海外收入的依赖性，本集团的策略是继续保持在新加坡房地产市场的指标地位。与区域其他国家相比，新加坡房地产市场下滑了几乎有7年，而且复苏缓慢，但现在我们开始看到市场在复苏。集团在房地产市场开发和投资方面拥有40余年的经验，在了解本地市场方面建立起了非常良好的信誉。集团将充分利用多年积累的经验，投入于最佳市场的所有机会。由于握有相当大的土地库存和其他等级的房地产资源，集团现在能够最大限度地发掘其在房地产市场的潜能，并从目前高扬的市场趋势中获得最大增值。

加上通过千禧国尊酒店(M&C)在海外的业务，集团将继续拓展海外事业和投资以作为整体商业策略的补充。我们将策略性地培育海外新市场，选择最佳时机入场，以求得股东价值的最大化。

市场上对地皮的集体采购不断升温，一些实际上已经超出库存定价，正在形成新的价格标准。舆论认为这种趋势还会继续上升。集团将继续补充合适的土地资源，但只会以适当的价格进行。

办公楼市场预计将继续保持上升趋势。随着未来3年市场上的新供应非常有限以及商业环境继续改善，租用率预计会进一步上升。市场预测，今年的办公楼租金估计上涨15%至20%。

集团注意到最近新加坡的税务鼓励政策和对房地产投资信托(REIT)监管条例的改进。鉴于不断上升的办公楼市场租用率以及对房地产投资信托出售不断增加的期望，集团将通过新的房地产投资信托条例和其他与房地产投资信托有关的交易，对涉及我们现有资产的各种房地产投资信托交易的优点进行重新评估。

酒店

集团将继续发挥其同时作为酒店经营者及资产业主的能量，提高创建能力，增强竞争力。

这些策略有助于高效地管理千禧国尊酒店的房地产资产，发掘它们的潜力，开启具有长远价值的经营方式，创造更高的效益。

集团前景展望

本集团预计在接下来的12个月内将继续保持盈利。

致谢

我谨代表董事部,对即将在本次常年大会卸下董事职务的王邦文先生过去20余年来对本集团的宝贵贡献表示感谢。我也感谢管理层和职员们过去一年所作出的辛勤努力与奉献。我们亦对我们的股东包括我们的投资者、客户、商业伙伴以及社区的不懈支持,致以深深的谢意。

郭令明
执行主席
2006年2月28日

BOARD OF DIRECTORS

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1. Kwek Leng Beng, 65

Appointed as Director and Executive Chairman of CDL since 1 October 1969 and 1 January 1995 respectively, Mr Kwek was re-elected on 29 April 2004. He also sits on the Nominations and Remuneration Committees of CDL.

Mr Kwek is the Chairman of London-listed Millennium & Copthorne Hotels plc (M&C) and Hong Leong Asia Ltd. (HLA). He is also the Chairman and Managing Director of Hong Leong Finance Limited (HLF) and Hong Kong-listed City e-Solutions Limited (CES).

Mr Kwek holds a law degree, LL.B (London) and is also a fellow of The Institute of Chartered Secretaries and Administrators. He has extensive experience in the finance business, having grown from day one with the original Hong Leong Finance Limited which has since merged its finance business with Singapore Finance Limited (now known as HLF). He also has vast experience in the real estate business, the hotel industry as well as the trading and manufacturing business.

2. Kwek Leng Joo, 52

Appointed as Director and Managing Director of CDL since 8 February 1980 and 1 January 1995 respectively, Mr Kwek is an Executive Director of CES and also sits on the boards of HLF and M&C.

Mr Kwek holds a Diploma in Financial Management and has extensive experience in property development and investment.

The Immediate Past President of the Singapore Chinese Chamber of Commerce and Industry, Mr Kwek is also the Vice Chairman of the Singapore Business Federation and the Vice President of the ASEAN Chamber of Commerce & Industry. His other appointments include Chairmanship of Sun Yat Sen Nanyang Memorial Hall Company Limited and the Board of Trustees of the National Youth Achievement Award Council.

3. Chee Keng Soon, 73

Appointed a Director of CDL since 29 March 1995, Mr Chee was last re-appointed a Director on 27 April 2005 pursuant to Section 153(6) of the Companies Act, Chapter 50. He is also the Chairman of the Audit, Nominations and Remuneration Committees of CDL.

In the last 3 years, Mr Chee had served on the boards of Inland Revenue Authority of Singapore and SembCorp Marine Ltd. Mr Chee holds a Bachelor of Arts (Honours) degree in Geography from University of Malaya.

4. Chow Chiok Hock, 67

Appointed a Director of CDL since 1 October 1969, Mr Chow was last re-elected on 29 May 2003. He also sits on the boards of Hong Leong Holdings Limited and other companies in the Hong Leong Group.

Mr Chow has extensive experience in real estate and was actively involved in the management and development of the Grand Hyatt Taipei.

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5. Ong Pang Boon, 77
Appointed a Director of CDL since 12 April 1985, Mr Ong was last re-appointed a Director on 27 April 2005 pursuant to Section 153(6) of the Companies Act, Chapter 50. Mr Ong will not be seeking re-appointment at the forthcoming Annual General Meeting of CDL.

He also sits on the boards of Hong Leong Holdings Limited and Singapura Finance Limited and several companies within the Hong Leong Group. Mr Ong holds a Bachelor of Arts (Honours) degree from University of Malaya and has extensive experience in the real estate and hotel businesses.

6. Foo See Juan, 65
Appointed a Director of CDL since 2 June 1986, Mr Foo was last re-elected on 27 April 2005. He also sits on the Audit and Nominations Committees of CDL.

Mr Foo holds a Bachelor of Law degree from the National University of Singapore and is a partner of a law firm. He presently sits on the boards of various companies in the CDL Group.

7. Kwek Leng Peck, 49
Appointed a Director of CDL since 1 August 1987, Mr Kwek was last re-elected on 29 April 2004. He is an Executive Director of HLA and CES and also sits on the boards of HLF, M&C, New York-listed China Yuchai International Limited and Malaysia-listed Tasek Corporation Berhad.

Mr Kwek holds a Diploma in Accountancy and has over 25 years of experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management.

8. Han Vo-Ta, 57
Appointed a Director of CDL since 20 September 1988, Mr Vo-Ta was last re-elected on 27 April 2005. He also sits on the Audit Committee of CDL.

Mr Vo-Ta holds Bachelor of Science and Master of Science degrees in Management from Massachusetts Institute of Technology and is presently a Senior Advisor of UBS AG, a member of the Governing Council of the Singapore Institute of Management and a member of the Board of Trustees of SIM University. Mr Vo-Ta also sits on the boards of various companies in the Hong Leong Group.

9. Tang See Chim, 73
Appointed a Director of CDL since 28 August 1995, Mr Tang was last re-appointed a Director on 27 April 2005 pursuant to Section 153(6) of the Companies Act, Chapter 50. He also sits on the Audit and Remuneration Committees of CDL.

Mr Tang, an Advocate & Solicitor of the Supreme Court of Singapore and a Barrister-at-law, Middle Temple, is presently the Consultant with the law firm of David Lim & Partners, Singapore. He also holds a Bachelor of Science (Honours) degree in Economics (University of London).

Mr Tang also sits on the boards of G K Goh Holdings Limited, HupSteel Limited (formerly known as Hup Seng Huat Co. Ltd) and New Toyo International Holdings Ltd. His other appointments include honorary legal adviser to Ren Ci Community Hospital, Singapore Hospice Council and Nanyang Girls' High School.

OPERATIONS REVIEW 2005



City Square Residences   Savannah CondoPark

EXCEPTIONAL PERFORMANCE

2005 has been an outstanding year for CDL. We have led the industry with various iconic signature developments, impressive sales figures and multiple awards and accolades. Indeed, CDL demonstrates that a socially responsible business philosophy can be a winning formula that benefits stakeholders.

VISIONARY LEADERSHIP

Demand for CDL homes in 2005 was tremendous. About 2,100 homes were sold, translating into 23% of the private residential market share in Singapore. Contributing to this is the landmark development, The Sail @ Marina Bay. In October, prospective buyers of the 1,111-unit luxury development waited outside the show suites the night before the soft-launch of Tower 2 to ensure they would not miss the golden opportunity of owning a part of this icon. Within days, The Sail @ Marina Bay Tower 2 was almost sold out. The buying frenzy garnered extensive media attention both locally and abroad and was a testament of its premium six-star quality, international stature and good value. Backed by the foresight to envisage Marina Bay as the key to the new downtown, the management decided to adopt a bold and stunning design for this strategically-located condominium. With the development of the proposed Business Financial District and Integrated Resort at Marina Bay, The Sail @ Marina Bay promises to be one of Singapore's most prime real estates.

Another mega development launched was the freehold 910-unit City Square Residences which sits on the historic New World Amusement Park site at the junction of Serangoon Road and Kitchener Road. Having met with overwhelming response when launched in April, 800 units were sold. Residents of this integrated development will enjoy over 700,000 sq. feet of exciting shops, restaurants, hypermarket and even a Cineplex at City Square Mall which will be developed on the adjacent site and a large public park. These projects are set to transform the landscape of the vicinity into a vibrant urban hub.

Parc Emily, a joint venture development with TID Pte. Ltd., was also successfully launched in March. The premium 295-unit development is located in the quiet exclusive enclave of Mount Emily Park and 89% has been sold.

INNOVATIVE TECHNOLOGIES, SUSTAINABLE SOLUTIONS

By harnessing state-of-the-art technology, innovation and uncompromised quality, CDL has always been at the forefront of developing homes with revolutionary designs and features to satisfy and even surpass the lifestyle expectations of our buyers.

Honoured with a plethora of awards and accolades, CDL has shown that clever designs utilising innovative technology and carefully executed with developmental sustainability in mind produces excellent projects that are financially viable.

At the 2005 Building and Construction Authority (BCA) Awards, CDL bagged the most number of awards – 14 of the 46 awards for Construction Excellence, Best Buildable Design and the Green Mark Award. Of the 14 awards, CDL received five Green Mark Awards (Gold) in recognition of developing environmentally-friendly and operationally-efficient buildings.

At the BCA Construction Quality Assessment System (CONQUAS) review, both Savannah CondoPark and Monterey Park topped the list with the highest scores achieved to-date – 94.1 and 92.3 respectively. CONQUAS is the national standard for construction quality and CDL is pleased to report that six CDL projects dominate the top 13 positions.

Monterey Park was also conferred the Bronze Award (Implementation Projects, Residential Category) by the Landscape Industry Association (Singapore).

Changi Rise and Goldenhill Park Condominium were both placed in runner-up positions at the 2005 Excellence in Design Award (Multi-Use Residential – Apartment/Condominium category) by the Environmental Design + Construction Magazine in USA. This reflects and recognises CDL's firm commitment to green and sustainable design.

The Singapore Institute of Architects and the Handicaps Welfare Association conferred a Community Friendly Buildings award on three of our properties, namely, Savannah CondoPark (Silver), Goldenhill Park Condominium (Bronze) and Goldenhill Villas (Honourable Mention). These properties have incorporated facilities for the physically challenged and the elderly, thereby providing greater accessibility and integration with the community and its surroundings.



Sail @ Marina Bay   City Square Mall   Millennium Hongqiao Shanghai

Accorded by the Ministry of Manpower, The Esparis received two awards at the Occupational Health Best Practices Award 2005 – the Excellence Award for Noise Control and Innovation Award for Noise Control. Monterey Park also received the Excellence Award for Noise Control.

These honours illustrate the continued success of CDL's dedication and commitment towards building sustainable quality developments, mindful of the impact our operations have on the environment. They are a reflection of achievements made in line with CDL's Environment, Health and Safety Policy.

STRENGTHENING OUR CORE BUSINESS

In the year of 2005, CDL purchased several sites in Singapore including the coveted site of Sentosa Cove in May. Although its bid was not the highest, the striking architectural design conceived by Wimberly Allison Tong & Goo (WATG) was the deal clincher, beating all competition. The development will stand at the maximum permissible height of 15 storeys comprising 264 units and is a 50:50 joint venture with TID Pte. Ltd..

In July, 21 Swiss Club Road, with a site area of 42,270 sq. feet was purchased for $12.8 million. As CDL already owned the adjoining sites of 15 and 19 Swiss Club Road, there will be plans to amalgamate all plots into one site for good class bungalow redevelopment in this exclusive district. In an en-bloc sale, CDL in November 2005 purchased Bougainville, a freehold development with a site area of 30,368 sq. feet along Shelford Road. Together with an adjoining site, the combined site will have a freehold land area of about 74,901 sq. feet and can be redeveloped into a condominium of about 85 units.

Adding to our five million sq. feet of lettable space is our latest retail development, City Square Mall. Slated to be one of the largest shopping centres in Singapore with over 700,000 sq. feet of retail space, it will be a shopping, entertainment and services hub in the rejuvenated Serangoon/Kitchener Road area. Designed by the renowned Land Lease Group, City Square Mall will offer consumers an exciting and extensive mega shopping experience.

TRANSFORMING CITYSCAPES

CDL has been driving its expansion not only in Singapore, but also across the Asia Pacific region, transforming cityscapes.

We have diversified our expansion strategy overseas through our investment in Real Estate Capital Asia Partners, L.P. (RECAP) with a US-based investment fund and certain other limited partners. RECAP has been actively exploring opportunities in the Asian markets.

In February, RECAP purchased prime freehold residential land in Sukhumvit Soi 20. To be ready in 2008, the luxury condominium in Bangkok will comprise about 600 units. RECAP also purchased MyeongDong Tower, a 15-storey office building located in MyeongDong, one of the premier commercial districts in Seoul, with a net floor area of 92,744 sq. feet.

CDL acquired an interest in Exchange Tower (formerly known as Pornpat Tower) in Bangkok. Offering both office and retail space, this grade "A" building is strategically located in the prime Central Business District at the junction of Sukhumvit Road and Ratchadapisek Road. It is easily accessible via the exchange station of the BTS and MRT (Bangkok's mass rapid transit systems).

EXQUISITE HOTEL SERVICE

Millennium & Copthorne Hotels plc (M&C) also significantly increased its presence in Asia in 2005. The 326-room Millennium Sukhumvit Bangkok is expected to be ready in 2007. M&C also clinched a management contract for the 350-room, five-star Millennium Hongqiao Shanghai. It is expected to open in mid-2006 and is a 10-minute drive from the city's domestic Hongqiao Airport. M&C signed a total of 10 management contracts in 2005.

In Kuala Lumpur, there are plans to develop a 132-unit luxury apartment building on a vacant plot of land next to Regent Hotel. The freehold property faces Jalan Bukit Bintang, the city's premier shopping, entertainment and tourism district. Both Regent Hotel and the apartment project are owned by M&C.

CDL's strategy to make its mark in these Asian cities reflects a growing interest and confidence in the Asian market. CDL will continue to make new inroads into the region progressively and has its eye on other markets including India and Vietnam. At the same time, CDL will consolidate and strengthen its position in markets where it is already present.

** Information as at 1 March 2006*

CORPORATE SOCIAL RESPONSIBILITY REPORT

Affirming Our Commitment to Our Stakeholders



Savannah CondoPark – first Safari-themed condominium

On behalf of the Board, I am pleased to present CDL's second Corporate Social Responsibility (CSR) Report. Through this, we hope to share our CSR achievements and aspirations, and reaffirm our commitment to all shareholders, investors and stakeholders.

We believe that a successful organisation should not be founded solely on business achievements. For a more sustainable business model, we adopt ethical and responsible corporate behaviour with respect to all our stakeholders and the community at large. As a Green developer, we remain steadfast to environmental sustainability.

Our involvement in CSR started years ago, and although we have made much progress since, it is still evolving. In September 2005, we joined the United Nations Global Compact to lend our support to the CSR movement in Singapore. As a member of Singapore Compact, we have helped to advocate CSR among the business community through awareness dialogues and workshops. It is our hope that by sharing our experience, it may inspire more companies to practice CSR in their business operations.

We continue to be the only Singapore developer listed on the London FTSE4Good Social Responsibility Index since 2002, a global benchmark for socially responsible investments. Our efforts in environmental sustainability have also earned us the prestigious Singapore Green Plan 2012 Award, Green Mark Gold Awards as well as Energy Smart Label Awards for our developments.

OUR CUSTOMERS: PIONEERING INNOVATIONS FOR GREATER VALUE

Eco-innovations

2005 was a rewarding year as we received numerous prestigious awards and accolades for our unique designs, cutting-edge technology, comprehensive project management and construction excellence. This is testimony to our commitment of offering greater value to our customers – in developing quality homes, offices and commercial spaces that are dynamic, innovative and distinctive.

For instance, the careful planning and inspired design of award-winning Savannah CondoPark, CDL's first Safari-themed Eco-condo, resulted in the development of an extraordinary new-generation project. CDL has created a spectacular environment reminiscent of a Safari, complete with lush landscaping, exotic animal sculptures and even a lifelike volcano structure.

Savannah CondoPark's Innovative Eco-Features

- Photovoltaic panels for a solar powered clubhouse
- Energy-saving light fittings and air-conditioning systems
- Pneumatic waste disposal system for odourless and vector-free collection of domestic waste
- Carbon monoxide sensors to activate ventilation fans in the car park
- Convenient green areas to promote recycling
- Recycled copper for the animal sculptures
- Transplanting of matured trees
- Ecological pond and lush greenery

From project design and planning to construction, developmental sustainability issues were addressed in line with CDL's Environment, Health and Safety (EHS) Policy. We continued to adopt the pre-cast construction method to ensure better safety, enhance productivity, minimise resource wastage and lessen the impact on the environment.

The condominium has a host of eco-features that reduce energy and water consumption and help residents save utility expenses while at the same time, provide a green and healthy lifestyle.

Customer Care

We offer a variety of layout configurations and finishes for some of our developments to cater to our customers' preferences. Customers can also opt for eco-friendly flooring made from high-pressured laminate wood base using recycled materials. They are of superior quality and are aesthetically pleasing, while at the same time scratch-, impact- and water-resistant when compared to natural timber flooring. Honeycomb doors made from recycled paper and wood board, designed with a rebate and acoustic gasket, help improve noise insulation. These options were created to complement our green philosophy of conserving the environment and its precious natural resources.

We created an on-line service that provides homebuyers with regular updates on the construction progress of their properties. We have also established on-line a TOP (Temporary Occupation Permit) Appointment Booking service that offers homebuyers the convenience of scheduling appointments directly with CDL for the handover of their new homes.



CDL STAFF-DAY-2005
CHASE RELOADED
THE AMAZING CDL CHASE II
13th August 2005

new homebuyers at our project open house

Good team spirit, at work and at play

Prior to the collection of keys to the new home, we organised open house previews of soon-to-be-completed developments. Last year, over 300 families were given the first-hand opportunity of touring their property, meeting their new neighbours and attending various talks on interior décor, home improvement and high-rise gardening. We also conducted orientation tours of the amenities in the neighbourhood.

A highlight of such open house events was the "Green Living Exhibition" which advocated eco-friendly habits at home. The exhibition was part of CDL's "Let's Live Green!" eco-outreach programme to encourage new homeowners to be environmentally-conscious. Each household was presented with an exclusive canvas shopping bag and a green-living kit which illustrated the development's eco-friendly features, their usage and maintenance.

OUR INVESTORS: INSTILLING GREATER CONFIDENCE

We provided prompt quarterly updates on the Group's financial performance and conducted briefing sessions for analysts and the media on our half-year and full-year results. These sessions were attended by our Executive Directors and senior management to address queries on the Group's performance and prospects.

In recognition of our corporate transparency efforts, we were once again commended as one of Singapore's most transparent property companies in the SIAS (Securities Investors Association Singapore) Investors' Choice Awards 2005.

CDL has been included as a component stock in the new FTSE/ASEAN Index and the FTSE/ASEAN 40 Index. Created in partnership with FTSE Group, the indices are designed for trading and the

the South East Asia Region. The project is the first cooperative effort between the five ASEAN exchanges, namely Bursa Malaysia, Jakarta Stock Exchange, The Philippines Stock Exchange, Singapore Exchange and The Stock Exchange of Thailand.

We were ranked Top 20 in Outstanding Overall Achievement in the Singapore International 100 Ranking 2005 in recognition of our continued efforts at international expansion.

OUR EMPLOYEES: PROMOTING AN ENGAGED WORKFORCE

Various career development and training programmes were implemented to help develop and improve our employees' performance at work. To support an engaged workforce and encourage staff bonding across divisions, we devoted 842 training days to leadership and teambuilding courses aimed at fostering initiative, interaction and openness among our employees.

More importantly, we believe that work-life harmony creates a quality workplace. We recognise the pressures employees face and help them balance their workload with other demands in their life. Our work-life programmes comprise flexible work options and maternity, paternity and childcare leave. In addition, we provided a childcare facility within walking distance of our headquarters. Other family-friendly policies include financial assistance schemes, sports and social activities, as well as workshops on health matters, medical check-ups and discounted membership rates to fitness centres.

StaffConnect@CDL, a committee of staff representatives across various departments and levels set up in 2004 to promote management-employee communication, continued to play a

and teamwork. The annual Staff Day and other employee involvement activities were well attended and helped promote better cooperation and team spirit.

For our consistent efforts in helping employees achieve a balanced life between work and family, CDL was awarded the Singapore Family Friendly Employer Award and The Singapore Health Award 2005 (Gold).

DEVELOPING QUALITY PROPERTIES: FOR A SAFE AND GREEN ENVIRONMENT

We continue to uphold our "Safe and Green" philosophy by assessing the impact of our property development activities on the environment. Our EHS management programmes encompass energy and water conservation, waste management, safety practices and public health improvement and education. Since 2003, we have been consciously monitoring and improving our environmental performance through a set of key performance indicators.

Last year, CDL submitted eight projects for the inaugural Green Mark Certification Scheme launched by Building and Construction Authority (BCA).

We are pleased to report that all eight properties received the certification, with five given a higher Gold honour. In the area of safety, we achieved the 2005 UK Royal Society for Prevention of Accidents (RoSPA) Silver Award as well as the Ministry of Manpower's Annual Safety Performance Awards (ASPA) for five of our projects.

For leading the industry in good environmental practices and educating our consumers and partners to adopt eco-friendly habits, CDL received the Singapore Green Plan 2012 Award by the Ministry of the Environment and

CORPORATE SOCIAL RESPONSIBILITY REPORT


Republic Plaza wins BCA Green Mark (Gold) and Energy Smart Label
Singapore Green Plan 2012 Award

Water Resources. This award recognises companies and individuals who have been environmental role models and who have contributed significantly to help Singapore move towards environmental sustainability. Moving forward, we will continue to adopt and improve our EHS programmes for a Safe and Green community, and set higher performance targets for ourselves.

Influencing Our Stakeholders

CDL facilitated peer learning amongst our suppliers and contractors to influence them to be more EHS-conscious. We hosted a dialogue session with leading safety experts from Singapore and the United Kingdom to share their insight on safety management in construction projects. We also shared with various local government agencies our best practices in making the workplace safe and green.

Since 2001, we have been conducting quarterly audits, namely the CDL 5-Star Assessment System, to assess the EHS performance of our contractors. After each audit, we held a seminar with our contractors to share and compare the results to encourage better performance for the next round of review. We have seen improvements in the overall average audit scores of our projects and our contractors have achieved significantly lower Accident Frequency Rates (AFR) compared to the Singapore industry benchmark. Our AFR was 0.4 accidents per million man hours compared to the industry benchmark of 3 accidents per million man hours.

To recognise exemplary contractors who have consistently scored high marks in the audits over a one-year period, we initiated our very first CDL EHS Excellence Award in 2005. This annual award is designed to further motivate our contractors to improve their EHS performance and to keep our work sites environmentally-friendly and accident-free.

As a landlord, we incorporate cost-effective and energy-efficient building management measures for our commercial properties, tracking their energy and water usage. Energy-saving lighting as well as infra-red motion sensors are installed in our buildings to reduce energy consumption. At Republic Plaza, we recycle water in the air-conditioning system by channeling the condensation to the cooling tower, saving 80,000 litres of water per month. For these initiatives, three of our buildings, namely Republic Plaza, Fuji Xerox Towers and City House, received Energy Smart Office labels awarded by the National Environment Agency and Energy Sustainability Unit of the National University of Singapore.

Eco-Related Awards

- Singapore Green Plan 2012 Award – Ministry of the Environment and Water Resources
- Royal Society for the Prevention of Accidents (RoSPA) Silver Award
- Building and Construction Authority (BCA) Awards
  - Green Mark Awards (Gold)
- Energy Smart Labels – National Environment Agency and National University of Singapore (Energy Sustainability Unit)
- Occupational Health Practices Award – Ministry of Manpower
  - Excellence Awards & Innovation Awards

Eco-outreach Community Programmes – Project Eco-office

As part of our ongoing Project Eco-Office campaign with the Singapore Environment Council, we organised a seminar titled "A Great Idea Is A Green Idea" to promote a green work environment. Project Eco-Office was also augmented to include a self-auditing system that helps companies assess the level of conservation measures in the office and help workers focus on aspects of their daily work practices that have an impact on the environment. CDL was among the first four organisations in Singapore to embark on this audit and secured the Green Office Certification for 2005-2007.

To encourage tenants of our commercial buildings to be more eco-conscious, we facilitate a complimentary and permanent recycling scheme at 16 of our properties. Tenants are provided with recycling boxes to collect waste papers within their offices. We work with SembEnviro Tay Paper to provide free door-to-door collection service for larger amounts of recyclable waste. This recycling programme commenced in 2003 in 11 buildings and as of December 2005, we collected a total of 681,920 kg of recyclable waste from 16 buildings; the average tenants' participation rate was approximately 68%.

BUILDING A BETTER PLACE FOR THE COMMUNITY

Lending A Helping Hand To The Less Fortunate

Staff volunteers embarked on various initiatives in aid of the Tsunami disaster victims. They included a company-wide donation drive that raised a total of $100,000 for the Singapore Red Cross Society. We helped to publicise the fund-raising campaign among our tenants and also offered Mercy Relief a city premise at The Corporate Office as the collection point for donors to drop


City Developments Limited
official opening
THE 2ND CDL
SINGAPORE SCULPTURE
Promoting the arts: The 2nd CDL Singapore Sculpture Award and Exhibition

Supporting a national cause: To Singapore with Love

employees were involved in manning the collection centre, which collected over 800 boxes of supplies from CDL tenants and the general public.

The CDL Group of companies rallied together to make the large-scale fund-raising carnival in aid of Assisi Home and Hospice a huge success. Central Mall played host and was joint organiser of the 180-stall carnival, while CDL's subsidiary, City Building Management lent invaluable logistics and cleaning support. Employees volunteered their time to man various food and games stalls. All proceeds went towards defraying the cost of in-patient home and day care for cancer patients of Assisi Home and Hospice and its Children's Centre.

The spirit of volunteerism has always been strong in CDL. This tradition has been continually upheld by an abundance of avenues opened for employees to reach out to the less fortunate in the community. One such avenue is City Sunshine Club, a conduit for employees to participate in voluntary activities. Its programmes include distributing food and necessities to the poor, befriending the elderly and nurturing children at risk of delinquency.

On my part, I was very honoured to have been able to respond to President S R Nathan's call to contribute copies of my personal photo art book, *Heart Voyage*, to the annual President's Challenge fund-raising effort. The sale of this limited edition publication raised over $100,000 for needy beneficiaries.

Arts And Culture For A Gracious Society

CDL's role in nation-building through the arts and culture saw the sponsorship of "A Heroic Decade", a three-month art exhibition held at the Singapore Art Museum (SAM). This exhibition commemorated Singapore's 40th year of independence and showcased some 70 poignant works from SAM and private collections on Singapore during the 1950s and 1960s – decades that were pivotal in transforming the social and political landscapes of then Malaya.

CDL also supported the production of *To Singapore with Love*, a hard-cover 264-page publication which featured the captivating images of Singapore's people, arts and culture as well as natural heritage. 330 images were selected from 8,400 entries submitted by photo enthusiasts throughout Singapore. The book was launched by President S R Nathan, and public exhibitions of selected photographs were held at the Singapore Art Museum, the Istana and Nanyang Academy of Fine Arts.

The 2nd CDL Singapore Sculpture Award drew overwhelming participation from established and aspiring sculptors in Singapore. We initiated this award in 2002 with the purpose of promoting creativity and the appreciation of sculpture among Singaporeans. Since then, we are pleased to report that there have been marked improvements in the quality of entries; many were created with wide-ranging expression, form and choice of materials. To help heighten public interest for this art form, we organised an exhibition of some 30 winning and selected entries at SAM.

For our support to the local arts community, CDL was presented with the National Arts Council's Friend of the Arts Award for the ninth consecutive year.

Environmental Conservation

CDL sponsored "Earth from Above", the largest open-air exhibition in Singapore by noted French photographer Yann Arthus-Bertrand. The public exhibition, prominently displayed along Orchard Road, featured 120 large-format photographs shot from a helicopter and revealed the extent of the Earth's destruction by mankind.

CDL also participated in the National Environment Agency's "Adopt-A-School Scheme" by sponsoring the installation of solar-powered underwater lights in Catholic High Primary School's eco-garden pond. This provided an experiential learning environment for the 11- and 12-year old pupils who were able to track the amount of energy used and discover the environmental benefits and cost savings compared to conventional sources of energy. The students showcased their findings at the NEA's two-day "November School Carnival" as part of the "Clean & Green Week".

CDL sponsored Singapore Environment Council's publication of *Birds Seen at the Istana*, a project commissioned by President S R Nathan to celebrate the presence of migratory birds that have found their home on the Istana grounds.

We continued with our decade-long tradition of producing corporate calendars with a nature theme, to remind all staff and business associates to be mindful of nature's precious resources.

THE PATH AHEAD

We will continue our CSR journey by refining our programmes, extending our reach and developing initiatives to reinforce the importance of CSR in our business operations. We are committed to creating greater shareholder value and at the same time, remaining steadfast in playing a positive role in society and building an enduring and sustainable organisation.

Kwek Leng Joo
Managing Director

PROPERTY PORTFOLIO ANALYSIS
Landbank

ANALYSIS BY SECTOR
Total: 3.9 million sq. feet


71%
12%
5%

ANALYSIS BY TENURE
Total: 3.9 million sq. feet

97% | 3%

FH/999-year Leasehold | 99-year Leasehold

ANALYSIS BY DEVELOPMENT STAGE
Total: 3.9 million sq. feet


70%
13%
4%

Planning Stage
Breakdown by Sector
Total: 3.7 million sq. feet

95% | 5%

Planning Stage | Under Construction

87% | 13%

Under Construction
Breakdown by Sector
Total: 0.2 million sq. feet

- Residential
- Industrial
- Residential-Overseas
- Commercial & Hotel Projects

ANALYSIS BY SECTOR

Total lettable area: 5 million sq. feet



59%
12%
7%
1%

ANALYSIS BY TENURE

Total lettable area: 5 million sq. feet

60% 9% 8% 1%

FH/999-year Leasehold
Breakdown by Sector
Total lettable area: 4.1 million sq. feet

82% 18%

FH/999-year Leasehold

99-year Leasehold & Below

55% 19% 26%

99-year Leasehold & Below
Breakdown by Sector
Total lettable area: 0.9 million sq. feet

Office
Industrial
Retail
Residential
Others

CORPORATE STRUCTURE
as at 1 March 2006



Hong Leong Group Singapore
City Developments Limited*
64 Subsidiary Companies
30 Associated Companies
10 Limited Liability Corporations
2 Limited Partnerships
(52%)
City e-Solutions Limited*
9 Subsidiary Companies
(53%)
Millennium & Copthorne Hotels plc*
(99%)
Target Realty Limited
6 Subsidiary Companies
Asia
Australasia
Europe
North America
Republic Hotels & Resorts Limited (100%)
16 Subsidiary Companies
1 Associated Company
Grand Plaza Hotel Corporation* (66%) (1)
1 Associated Company
14 Subsidiary Companies
10 Associated Companies
1 Subsidiary Company
CDL Hotels Holdings New Zealand Limited (100%)
1 Subsidiary Company
Millennium & Copthorne Hotels New Zealand Limited* (2) (70%)
40 Subsidiary Companies
1 General Partnership
49 Subsidiary Companies
17 Limited Liability Corporations
17 Limited Partnerships
4 General Partnerships
KIN Holdings Limited (61%)
Kingsgate International Corporation Limited (100%)
9 Subsidiary Companies
CDL Investments New Zealand Limited* (61%)
1 Subsidiary Company
10 Subsidiary Companies

Notes:

(1) Held through a 60% subsidiary company of Millennium & Copthorne Hotels plc and a wholly-owned subsidiary company of Republic Hotels & Resorts Limited

(2) Formerly known as CDL Hotels New Zealand Limited

CORPORATE INFORMATION

Board of Directors

Executive
Kwek Leng Beng (Executive Chairman)
Kwek Leng Joo (Managing Director)

Non-Executive
Chee Keng Soon (Independent)
Chow Chiok Hock
Ong Pang Boon
Foo See Juan (Independent)
Kwek Leng Peck
Han Vo-Ta (Independent)
Tang See Chim (Independent)

Audit Committee
Chee Keng Soon (Chairman)
Foo See Juan
Han Vo-Ta
Tang See Chim

Nominations Committee
Chee Keng Soon (Chairman)
Kwek Leng Beng
Foo See Juan

Remuneration Committee
Chee Keng Soon (Chairman)
Kwek Leng Beng
Tang See Chim

Secretaries
Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong

Registrars and Transfer Office
M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906
Tel: 6227 6660

Registered Office
36 Robinson Road
#04-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6225 4959
Email: enquiries@cdl.com.sg

Auditors
KPMG
Certified Public Accountants, Singapore
16 Raffles Quay
#22-00 Hong Leong Building
Singapore 048581
(Partner-in-charge: Tham Sai Choy, appointment commenced from the audit of the financial statements for the year ended 31 December 2005)

Principal Bankers
Australia and New Zealand Banking Group Limited
BNP Paribas
Bank of America
Bank of China
Calyon
Citibank, N.A.
Commerzbank Aktiengesellshaft
Credit Industriel et Commercial
DBS Bank Ltd
DZ Bank AG
Mizuho Corporate Bank Ltd
Norddeutsche Landesbank Girozentrale
Oversea-Chinese Banking Corporation Limited
Standard Chartered Bank
Sumitomo Mitsui Banking Corporation
The Bank of Nova Scotia Asia Limited
The Bank of Tokyo-Mitsubishi UFJ, Ltd
The Hongkong and Shanghai Banking Corporation Limited
The Royal Bank of Scotland plc
United Overseas Bank Limited

CORPORATE GOVERNANCE

The Directors and management are committed to maintaining high standards of corporate governance, in line with the principles set out in the Code of Corporate Governance issued by the Committee on Corporate Governance on 21 March 2001 (the "Code") and the Best Practices Guide issued by the Singapore Exchange Securities Trading Limited ("SGX-ST") with regard to dealings in securities. The Board has adopted a set of corporate governance practices and internal compliance code ("Internal CG Guidelines") aligned with and focusing on the substance and spirit of the Code and the Best Practices Guide.

THE BOARD OF DIRECTORS ("BOARD")

Code Principle 1: *Every company should be headed by an effective Board to lead and control the company.*

Code Principle 2: *There should be a strong and independent element on the Board, which is able to exercise objective judgement on corporate affairs independently, in particular, from Management. No individual or small group of individuals should be allowed to dominate the Board's decision making.*

Code Principle 3: *There should be a clear division of responsibilities at the top of the company – the working of the Board and the executive responsibility of the company's business – which will ensure a balance of power and authority, such that no one individual represents a considerable concentration of power.*

Board Composition and Balance - The Board currently comprises 9 members. All members of the Board except for the Chairman and the Managing Director are non-executive Directors. Of the 7 non-executive Directors, the Board considers 4 of them, being not less than one third of the Board, to be independent, thus providing for a strong and independent element on the Board capable of exercising objective judgment on corporate affairs of the Group. The independent Directors are Messrs Chee Keng Soon, Foo See Juan, Han Vo-Ta and Tang See Chim. The Board comprises business leaders and professionals with property, financial, legal and business management backgrounds. Key information on the Directors are set out on pages 14 to 15 of the Summary Report 2005. Since the last Report, two non-independent and non-executive Directors, Messrs Tan I Tong and Sim Miah Kian, have retired from the Board on 27 April 2005.

Mr Foo See Juan is a partner of a legal firm which renders professional legal services to the CDL Group from time to time. Nevertheless, the Board (excluding Mr Foo See Juan in respect of the deliberation of his own independence) is of the opinion that Mr Foo may be regarded as independent as he is capable of maintaining his objectivity and independence at all times in the carrying out of his duties and responsibilities as an independent Director.

Having diligently served on, and contributed to, the Board for more than 20 years, Mr Ong Pang Boon, a non-independent and non-executive Director, has indicated to the Board his intention not to seek re-appointment as a Director at the forthcoming Annual General Meeting of the Company to be held on 26 April 2006. The Nominations Committee will review and identify at the appropriate time suitable candidate(s) with the right qualifications, expertise and experience to fill the vacated Board position.

The Board has reviewed its composition, taking into account the scope and nature of the operations of the Group, and is satisfied that the current size of the Board is appropriate and allows for effective decision making. The standing of the members of the Board in the business and professional community, and their combined business, management and professional experience, knowledge and expertise provide the necessary core competencies to meet the Group's needs and further allow for diverse and objective perspectives on the Group's strategic direction and growth.

Roles of Chairman and Managing Director - Mr Kwek Leng Beng is the Executive Chairman of the Company. He bears primary responsibility for the workings of the Board, by ensuring its effective function, encouraging active participation in boardroom discussions and overseeing the Group's corporate governance structure and conduct. The Chairman also provides overall leadership and strategic vision for the Group. He is assisted by his brother, Mr Kwek Leng Joo, the Managing Director of the Company, in charting broad direction, strategies and policies of the Group.

The Managing Director also supervises the management team in the effective implementation of business strategies and policies and is supported by the Group General Manager of the Company in the management of the day to day operations of the Group. A key management staff, Mr Chia Ngiang Hong is not related to the Chairman or the Managing Director. Mr Chia, who joined the Group in 1981, holds a Bachelor of Science (Hons) degree in Estate Management from University of Singapore and a Distinction in Masters in Business Administration from University of Hull, United Kingdom, and is also a Fellow of the Singapore Institute of Surveyors & Valuers and a Certified Property Manager with the Institute of Real Estate Management, USA.

The Board has also established various committees with power and authority to perform key functions beyond the authority of, or without undue influence from, the Chairman and/or the Managing Director. The Board is accordingly of the view that there are adequate accountability safeguards and internal controls in place to enable the Board to exercise independent decision-making and to ensure an appropriate balance of power and authority within the spirit of good corporate governance.

Board Functions - The Board's primary functions are to set corporate policy and overall strategy for the Group and to provide effective oversight of the management of the Group's business and affairs. Apart from its statutory responsibilities, the Board also approves the strategic plans, key operational issues, investments and loans, reviews the financial performance of the Group and evaluates the performance and compensation of senior management. These functions are either carried out directly by the Board or through committees ("Committees") established by the Board, principally the Board Committee, Audit Committee, Nominations Committee, Remuneration Committee and Share Option Scheme Committee.

The delegation of authority by the Board to the Committees enables the Board to achieve operational efficiency by empowering these Committees to decide on matters within certain limits of authority and yet maintain control over major policies and decisions.

The Company conducts regular scheduled Board meetings on a quarterly basis. Additional meetings are convened as and when circumstances warrant. The attendance of the Directors at Board and Committee meetings in 2005, as well as the frequency of such meetings, is disclosed in Table 1 of this Report. Notwithstanding such disclosure, the Board is of the view that the contribution of each Director should not be focused only on his attendance at Board and/or Committee meetings. A Director's contribution may also extend beyond the confines of the formal environment of Board meetings, through the sharing of views, advice, experience and strategic networking relationships which would further the interests of the Company.

Table 1: Directors' Attendance at Board and Committee Meetings in 2005

Name of Directors	Board	Audit Committee	Nominations Committee	Remuneration Committee	Share Option Scheme Committee
	Number of Meetings held: 5	Number of Meetings held: 7	Number of Meetings held: 1	Number of Meetings held: 1	Number of Meetings held: Nil
	Number of Meetings attended	Number of Meetings attended	Number of Meetings attended	Number of Meetings attended	Number of Meetings attended
Kwek Leng Beng	5	N.A.	1	1	N.A.
Kwek Leng Joo	5	N.A.	N.A.	N.A.	N.A.
Chee Keng Soon	5	7	1	1	N.A.
Chow Chiok Hock	5	N.A.	N.A.	N.A.	N.A.
Ong Pang Boon	5	N.A.	N.A.	N.A.	N.A.
Foo See Juan	5	7	1	N.A.	N.A.
Kwek Leng Peck	5	N.A.	N.A.	N.A.	N.A.
Han Vo-Ta	4	7	N.A.	N.A.	N.A.
Tang See Chim	4	7	N.A.	1	N.A.

Code Principle 6: *In order to fulfil their responsibilities, board members should be provided with complete, adequate and timely information prior to board meetings and on an on-going basis.*

Prior to each meeting, the respective members of the Board and the Committees are provided with the meeting agenda and the relevant papers submitted by the management, containing complete, adequate and timely information to enable full deliberation on the issues to be considered at the respective meetings. Management staff and the Company's auditors, who can provide additional insight into the matters for discussion, are also invited from time to time to attend such meetings. The company secretaries attend all Board meetings and ensure that all Board procedures are followed. The company secretaries, together with other management staff of the Company, also ensure that the Company complies with all applicable statutory and regulatory rules.

On an on-going basis, the Directors have separate and independent access to the Company's senior management and the company secretaries. The Directors, whether as a group or individually, are entitled to take independent professional advice at the expense of the Company, in furtherance of their duties and in the event that circumstances warrant the same.

Each new Director is provided with a manual containing information on Directors' duties and responsibilities, corporate information of the Group, and Board and Company policies including the Internal CG Guidelines which also cover the Internal Code of Business and Ethical Conduct, Internal Code on Securities Trading and a schedule of matters which require Board approval. Directors are also provided regular updates and briefings from time to time by professional advisers, auditors, management and the company secretaries of new laws, rules, regulations, listing requirements, governance practices, changes in accounting standards and business and risk management issues applicable or relevant to the performance of their duties and obligations as directors.

THE NOMINATIONS COMMITTEE ("NC")

Code Principle 4: *There should be a formal and transparent process for the appointment of new directors to the Board. As a principle of good corporate governance, all directors should be required to submit themselves for re-nomination and re-election at regular intervals.*

Code Principle 5: *There should be a formal assessment of the effectiveness of the Board as a whole and the contribution by each director to the effectiveness of the Board.*

The NC comprises 2 non-executive and independent Directors, including the chairman of the NC, and 1 executive Director. The members of the NC are as follows:

Mr Chee Keng Soon	Chairman (Non-executive, Independent)
Mr Kwek Leng Beng	Member (Executive)
Mr Foo See Juan	Member (Non-executive, Independent)

The NC ensures a formal and transparent procedure for the appointment and re-appointment of Directors to the Board. Its responsibilities as set out in its written terms of reference include:

- considering and determining the independence of the individual Directors;
- reviewing the re-nomination or re-appointment of the Directors having regard to the Directors' contribution to the effectiveness of the Board and the competing time commitments faced by Directors with multiple board representations;
- nominating candidates for appointment as Directors or to fill the most senior executive positions including that of chief executive officer; and
- proposing to the Board the responsibilities of the non-executive Directors as well as the membership and chairmanship of Committees.

Other functions of the NC include carrying out an assessment of the Board's performance and evaluating the Board's performance as a whole using objective and appropriate quantitative and qualitative criteria, and taking into account also the level of participation and contribution of individual Directors towards the Board's effectiveness and competencies. The NC's evaluation of the Board for the year ended 31 December 2005 ("FY2005") was further facilitated with feedback from individual Directors on areas relating to the Board's competencies and effectiveness. The results of the evaluation process would be used by the NC, in its consultation with the Chairman of the Board, to effect continuing improvements on Board processes.

The Directors submit themselves for re-nomination or re-election at regular intervals and the Articles of Association of the Company provide that at least one-third of the Directors for the time being shall retire as Directors at each Annual General Meeting of the Company, save for the Managing Director appointed by the Board who shall not be subject to retirement by rotation while he continues to hold that office. The Articles also provide that the appointment of the Managing Director by the Board shall be for such period (except that where an appointment is for a fixed term such term shall not exceed five years) and upon such terms as they think fit.

THE REMUNERATION COMMITTEE ("RC")

Code Principle 7: *There should be a formal and transparent procedure for fixing the remuneration packages of individual directors. No director should be involved in deciding his own remuneration.*

Code Principle 8: *The level of remuneration should be appropriate to attract, retain and motivate the directors needed to run the company successfully but companies should avoid paying more for this purpose. A proportion of the remuneration, especially that of executive directors, should be linked to performance.*

Code Principle 9: *Each company should provide clear disclosure of its remuneration policy, level and mix of remuneration, and the procedure for setting remuneration, in the company's annual report.*

The RC comprises 2 non-executive and independent Directors, including the chairman of the RC, and 1 executive Director. The members of the RC are as follows:

Mr Chee Keng Soon	Chairman (Non-executive, Independent)
Mr Kwek Leng Beng	Member (Executive)
Mr Tang See Chim	Member (Non-executive, Independent)

The RC obtains advice in respect of executive remuneration matters, as and when required, from human resource advisers or consultants within and outside of the Group.

The RC's principal responsibilities as set out in its written terms of reference are to review and recommend to the Board an appropriate framework of remuneration for the Board and senior key executives of the Company, and to review the remuneration packages, including but not limited to Directors' fees, salaries, allowances, bonuses, share options, and benefits in kind of the executive Directors, currently comprising the Executive Chairman and the Managing Director. The Group's remuneration policy comprises primarily a fixed component (in the form of a base salary) and a variable component (which includes bonuses), taking into account amongst other factors, the individual's performance, the performance of the Group and industry practices. No Director is involved in deciding his own remuneration.

The breakdown (in percentage terms) of the Directors' remuneration for FY2005 paid or payable to existing Directors by the Company and its subsidiaries is set out in Table 2 of this Report:

Table 2: Directors' Remuneration

	Base Salary* %	Variable Bonuses/ Allowances* %	Board/ Committee Fees** %	Other Benefits %
Above $8,250,000 up to $8,500,000				
Kwek Leng Beng ^	8	87#	4	1
Above $2,250,000 up to $2,500,000				
Kwek Leng Joo ^	26	65	8	1
$250,000 and below				
Chee Keng Soon			100	
Chow Chiok Hock ^		81	19	
Ong Pang Boon ^			100	
Foo See Juan ^			100	
Kwek Leng Peck ^			100	
Han Vo-Ta			88	12
Tang See Chim			100	

CORPORATE GOVERNANCE

Notes:

* The salary and variable bonuses/allowances are inclusive of employer's central provident fund contributions.

** These fees include Directors' fees payable to these Directors for FY2005, which are subject to approval by shareholders as a lump sum at the 2006 Annual General Meeting, and Audit Committee fees for FY2005 that have already been approved by shareholders at previous Annual General Meetings.

^ Remuneration of these Directors includes remuneration paid or payable by subsidiaries of the Company.

\# A substantial portion of these variable bonuses/allowances was paid by Millennium & Copthorne Hotels plc to Mr Kwek Leng Beng for FY2005.

No options were granted by the Company to subscribe for unissued shares in the Company during the financial year under review.

During FY2005, none of the Directors had immediate family members not disclosed above who were employees of the Company and whose personal annual remuneration exceeded $150,000.

The remuneration of the top 5 key executives (who are not Directors) is not disclosed in this Report as such disclosure does not appear to be standard industry practice currently, given the highly competitive industry conditions. The RC will continue to review the practice of the industry in this regard, weighing the advantages and disadvantages of such disclosure.

THE AUDIT COMMITTEE ("AC")

Code Principle 11: *The Board should establish an Audit Committee with written terms of reference which clearly set out its authority and duties.*

The AC comprises 4 non-executive Directors, all of whom are independent. The members of the AC are as follows:

Mr Chee Keng Soon	Chairman
Mr Foo See Juan	Member
Mr Han Vo-Ta	Member
Mr Tang See Chim	Member

The Board is of the view that the AC has sufficient financial management expertise and experience amongst its members to discharge the functions of the AC.

The principal responsibility of the AC is to assist the Board in maintaining a high standard of corporate governance, particularly by providing an independent review of the effectiveness of the Group's material internal controls, including financial, operational, compliance and risk management controls at least once annually. Other duties within its written terms of reference include:

- the review with management and, where appropriate, with the external auditors of quarterly and full year financial statements issued by the Group before their submission to the Board to ensure their completeness, accuracy and fairness;
- the review, on an annual basis, of the scope and results of the audit and its cost effectiveness and the independence and objectivity of the external auditors; and
- the review of interested person transactions.

The AC is authorised by the Board to investigate any matters it deems appropriate within its written terms of reference and has full access to and co-operation of management. The AC may invite any Director, executive officer or employee of the Company to attend its meetings and is also authorised to seek external professional advice to enable it to discharge its functions.

The AC met with the internal and external auditors, each separately without the presence of management, once during the year. Having reviewed the nature and extent of the non-audit services provided to the Group by the external auditors for FY2005, the AC is of the opinion that the provision of such non-audit services would not affect the independence and objectivity of the external auditors.

INTERNAL AUDIT

Code Principle 13: *The company should establish an internal audit function that is independent of the activities it audits.*

Internal Audit plays an important role in monitoring an effective system of internal controls. To enable the effectiveness of the internal audit function, the internal auditors of the Company report to the Chairman of the AC and administratively to the Group General Manager of the Company. The internal auditors have been directed to meet or exceed the standards set by nationally or internationally recognised professional bodies including the Standards for the Professional Practice of Internal Auditing set by The Institute of Internal Auditors. The AC reviews the activities of the internal auditors on a quarterly basis and is satisfied that the internal audit function is independent of the activities which it audits; is adequately resourced; and has appropriate standing within the Group to perform its role effectively.

ENTERPRISE RISK MANAGEMENT

An enterprise risk management framework has been established by management since 2002 to enable significant business risks within the Group's current business environment to be identified, assessed, monitored, managed and evaluated. As part of the on-going risk management process, management conducts a risk assessment and evaluation; considers the adoption of adequate and cost-effective system of internal controls to mitigate significant business risks; and provides for significant risks to be managed through regular reviews by management and the Board or Committees. The AC has reviewed the Group's risk management processes and procedures and is satisfied that there are adequate internal controls in place to manage the significant risks identified.

INTERESTED PERSON TRANSACTIONS

Particulars of interested person transactions required to be disclosed under Rule 907 of the Listing Manual of the SGX-ST are as follows:

Interested Persons	Aggregate value of all interested person transactions conducted in FY2005 (excluding transactions less than $100,000 and transactions conducted under the IPT Mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted in FY2005 under the IPT Mandate pursuant to Rule 920 (excluding transactions less than $100,000)	
Hong Leong Investment Holdings Pte. Ltd. group of companies	$138,371,338.79*	Property-related: (leases, project management, property management and maintenance, marketing and accounting and administrative services)	$2,399,519.61
		Financial and Treasury-related: (inter-company loans)	$489,994.39
		Total:	**$2,889,514.00**
Directors and their immediate family members	$771,020.00	Nil	

* The figure comprises the amount of (i) $18,926,338.79 being the aggregate value of shareholders' loans extended to joint ventures involving interested persons, and where applicable, interest accrued on shareholders' loans, in FY2005, which were announced on 24 February 2006 pursuant to Rule 916(3) but not required to be aggregated for purposes of Rule 906; and (ii) $119,445,000.00 being the Company's share of equity interest in the acquisition of Land Parcel C9 at Sentosa Cove by TC Development Pte. Ltd. which transaction was announced on 28 June 2005.

The above transactions were carried out on normal commercial terms and were not prejudicial to the interests of the Company and its

CORPORATE GOVERNANCE

On 29 May 2003, the Company obtained shareholders' approval for the Company, its subsidiaries and its associated companies not listed on the SGX-ST or an approved exchange, over which the Company, its subsidiaries and/or interested persons have control, to enter into transactions within the categories of Interested Person Transactions set out in the Company's circular to shareholders dated 28 April 2003, with such persons within the class or classes of Interested Persons as described in the said circular, provided that such transactions are entered into in accordance with the review procedures set out in the said circular (the "IPT Mandate"). The IPT Mandate was renewed by shareholders on 27 April 2005 and given that such Interested Person Transactions are expected to occur with some degree of frequency and may arise at any time, and to allow the Group to undertake such transactions in an expeditious manner, shareholders' approval will be sought at the coming Annual General Meeting of the Company for the renewal of the IPT Mandate.

The AC has confirmed that an independent financial adviser's opinion is not required for the renewal of the IPT Mandate as the methods and procedures for determining the transaction prices of the Interested Person Transactions conducted under the IPT Mandate have not changed since the IPT Mandate was obtained on 29 May 2003, and such methods and procedures continue to be sufficient to ensure that these Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders.

THE BOARD COMMITTEE

The Board Committee comprises 6 Directors with authority to approve routine and other operational matters of the Company.

THE CITY DEVELOPMENTS SHARE OPTION SCHEME COMMITTEE (THE "SHARE OPTION SCHEME COMMITTEE")

The Share Option Scheme Committee comprises the following 2 members of the Board:

Mr Kwek Leng Joo (Chairman)
Mr Foo See Juan

It was set up to administer the City Developments Share Option Scheme 2001 (the "Scheme"), with such powers and duties as are conferred on it by the Board. Any matters pertaining to the Scheme and any disputes as to the interpretation of the Scheme or any rule, regulation, procedure thereunder or as to any rights thereunder are determined by the Share Option Scheme Committee.

FINANCIAL REPORTING AND INTERNAL CONTROLS

Code Principle 10: *The Board is accountable to the shareholders while the Management is accountable to the Board.*

Code Principle 12: *The Board should ensure that the Management maintains a sound system of internal controls to safeguard the shareholders' investments and the company's assets.*

The management provides all Directors, on a quarterly basis, with accounts and reports on the Group's financial performance and commentary on the competitive conditions within the industry in which the Company operates, which are reviewed by the Board at each Board meeting prior to release of the announcements on quarterly and full-year results of the Group. Monthly reports covering the Group's financial performance are also provided by the management to the Chairman and Managing Director. Apart from the periodic updates provided by the management, the Directors may at any time seek further information from, and discussion with, the management on the Group's operations and performance.

The Directors recognise that they have overall responsibility to ensure accurate financial reporting for the Group and for the Group's system of internal controls. The Board confirms that, with the assistance of the AC, it reviews the effectiveness of the Group's material internal controls system, which is monitored through a programme of external and internal audits, and is satisfied with the adequacy of such internal controls system.

While no system can provide absolute assurance against material loss or financial misstatement, the Group's internal financial controls are designed to provide reasonable assurance that assets are safeguarded, that proper accounting records are maintained, and that financial information used within the business and for publication is reliable. In designing these controls, the Directors have had regard to the risks to which the business is exposed, the likelihood of such risks occurring and the costs of protecting against them.

COMMUNICATION WITH SHAREHOLDERS

Code Principle 14: *Companies should engage in regular, effective and fair communication with shareholders.*

Code Principle 15: *Companies should encourage greater shareholder participation at AGMs and allow shareholders the opportunity to communicate their views on various matters affecting the company.*

The Company announces its quarterly and full-year results within the mandatory period. Material and price-sensitive information is publicly released via SGXNET on timely basis. All shareholders of the Company receive the summary report and/or annual report of the Company and the notice of the Annual General Meeting, which notice is also advertised in the press and released via SGXNET. Shareholders and investors can access information on the Company at its website at www.cdl.com.sg which provides, *inter alia*, corporate announcements, press releases and the latest financial results as disclosed by the Company on SGXNET. From time to time, the Company's senior management may consider holding briefings with analysts and the media to coincide with the release of the Group's half-year and full-year results.

At general meetings of the Company, shareholders are given the opportunity to communicate their views and ask the Directors and the management questions regarding matters affecting the Company. The chairman of the AC, NC and RC and the external auditors were present at the last Annual General Meeting, and will endeavour as far as reasonably practicable to be present at the coming Annual General Meeting to address, and assist the Directors in addressing queries raised by the shareholders.

In accordance with the Articles of Association of the Company, shareholders may appoint one or two proxies to attend and vote at the general meetings in their absence. CPF investors of the Company's securities may attend shareholders' meetings as observers provided they have submitted their requests to do so with their agent banks within a specified timeframe.

BUSINESS AND ETHICAL CONDUCT

The Company has an Internal Code of Business and Ethical Conduct crystallising the Company's business principles and practices with respect to matters which may have ethical implications. The Code provides a communicable and understandable framework for staff to observe the Company's principles such as honesty, integrity, responsibility and accountability at all levels of the organisation and in the conduct of the Company's business in their relationships with customers, suppliers and amongst employees. Employees have a right to raise concerns about any real or apparent breaches of any of these principles directly with senior management or with the Head of Internal Audit.

DEALINGS IN SECURITIES

The Company has adopted an internal code on securities trading which provides guidance and internal regulation with regard to dealings in the Company's securities by its Directors and officers that is modeled on the Best Practices Guide issued by the SGX-ST on securities dealing. These guidelines prohibit dealing in the Company's securities while in possession of unpublished material price-sensitive information in relation to such securities and during the "closed period", which is defined as two weeks before the date of announcement of results for each of the first three quarters of the Company's financial year and one month before the date of announcement of the full-year financial results.

SUMMARY FINANCIAL CONTENTS

SUMMARY FINANCIAL STATEMENT

Important Note

The Summary Financial Statement as set out on pages 35 to 57 contains only a summary of information in the Directors' Report and financial statements of the Company's Annual Report. It does not contain sufficient information to allow for a full understanding of the results and state of affairs of the Company and of the Group. For further information, the full financial statements, Auditors' Report on those statements and the Directors' Report in the Annual Report should be consulted. Shareholders may request for a copy of the Annual Report at no cost. Please use the Request Form at the end of this Summary Report.

SUMMARY DIRECTORS' REPORT

Directors

The directors in office at the date of this report are as follows:

Kwek Leng Beng (Executive Chairman)
Kwek Leng Joo (Managing Director)
Chee Keng Soon
Chow Chiok Hock
Ong Pang Boon
Foo See Juan
Kwek Leng Peck
Han Vo-Ta
Tang See Chim

Principal Activities

The principal activities of the Company are those of a property developer and owner, investment holding and a hotel owner.

The principal activities of the subsidiaries are those of property developers and owners, hotel owners and operators, club operator and owner, investment in properties and in shares, property management, project management and consultancy services and providers of information technology and procurement services.

Arrangements to Enable Directors to Acquire Shares or Debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangements whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUMMARY DIRECTORS' REPORT

Directors' Interests in Shares or Debentures

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, share options, warrants and/or debentures of the Company, or of related corporations, either at the beginning or at the end of the financial year. The directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the immediate and ultimate holding company of the Company.

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50, particulars of interests of directors who held office at the end of the financial year and their spouses and infant children in shares, share options and/or warrants in the Company and in related corporations are as follows:

	Holdings in which the director, his spouse and infant children have a direct interest	
	At beginning of the year	**At end of the year**
The Company		
Ordinary Shares		
Kwek Leng Beng	361,115	361,115
Kwek Leng Joo	59,510	59,510
Kwek Leng Peck	43,758	43,758
Tang See Chim	10,000	10,000
Warrants 2006		
Kwek Leng Beng	36,110	36,110
Kwek Leng Joo	5,951	5,951
Tang See Chim	1,000	1,000
Preference Shares		
Kwek Leng Beng	144,445	144,445
Kwek Leng Joo	100,000	100,000
Tang See Chim	4,000	4,000
Immediate and Ultimate Holding Company		
Hong Leong Investment Holdings Pte. Ltd. Ordinary Shares		
Kwek Leng Beng	2,320	2,320
Kwek Leng Joo	1,290	1,290
Kwek Leng Peck	304	304
Subsidiaries		
City e-Solutions Limited Ordinary Shares of HK$1 each		
Kwek Leng Beng	3,286,980	3,286,980
Kwek Leng Joo	1,436,000	1,436,000
Kwek Leng Peck	2,082,200	2,082,200
Foo See Juan	8,363	8,363

Directors' Interests in Shares or Debentures (cont'd)

	Holdings in which the director, his spouse and infant children have a direct interest	
	At beginning of the year	**At end of the year**
Millennium & Copthorne Hotels New Zealand Limited (formerly known as CDL Hotels New Zealand Limited) Ordinary Shares		
Kwek Leng Beng	3,000,000	3,000,000
Related Corporations		
Hong Leong Finance Limited Shares		
Kwek Leng Beng	4,603,567	4,603,567
Kwek Leng Joo	703,610	703,610
Kwek Leng Peck	517,359	517,359
Foo See Juan	22,981	22,981
Options to subscribe for the following number of shares under the Hong Leong Finance Share Option Scheme 2001		
Kwek Leng Beng	1,360,000	1,720,000
Hong Leong Holdings Limited Ordinary Shares		
Kwek Leng Beng	259,000	259,000
Kwek Leng Joo	210,000	210,000
Chow Chiok Hock	1,000	1,000
Kwek Leng Peck	381,428	381,428
Hong Leong Asia Ltd. Ordinary Shares		
Kwek Leng Beng	–	600,000
Kwek Leng Peck	660,000	1,000,000
Options to subscribe for the following number of ordinary shares under the Hong Leong Asia Share Option Scheme 2000		
Kwek Leng Beng	660,000	60,000
Kwek Leng Peck	440,000	100,000
Hong Realty (Private) Limited Ordinary Shares		
Kwek Leng Beng	1,110	1,110
Kwek Leng Joo	510	510
Kwek Leng Peck	150	150

Directors' Interests in Shares or Debentures (cont'd)

	Holdings in which the director, his spouse and infant children have a direct interest	
	At beginning of the year	**At end of the year**
Related Corporations (cont'd)		
Euroform (S) Pte. Limited Ordinary Shares		
Kwek Leng Joo	50,000	50,000
Sun Yuan Holdings Pte Ltd Ordinary Shares		
Kwek Leng Beng	15,000,000	15,000,000
Hong Leong-Summit Pte Ltd Ordinary Shares		
Han Vo-Ta	920,000	920,000

	Other holdings in which the director is deemed to have an interest	
	At beginning of the year	**At end of the year**
Immediate and Ultimate Holding Company		
Hong Leong Investment Holdings Pte. Ltd. Ordinary Shares		
Kwek Leng Beng	68,596	68,596

There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2006.

Directors' Interests in Contracts

During the financial year, the Company and/or its related corporations have in the normal course of business entered into transactions with directors and/or their affiliated parties, being related parties and parties in which some of the directors are deemed to have an interest, with the directors having disclosed their interests in such transactions pursuant to Section 156 of the Companies Act, Chapter 50. Such transactions may comprise loans, deposits, provision of nominee and corporate advisory and support services, foreign exchange transactions, insurance transactions, property-related transactions, construction-related transactions, industrial-related transactions, consumer-related transactions, purchase and sale of investments or investment products, property, industrial and consumer products and goods including vehicles, parts and accessories and provision and receipt of after-sales services, hotel-related transactions, procurement services, information technology services, e-commerce-related transactions, management and consultancy services and/or other transactions carried out on normal commercial terms and in the normal course of the business of the Company and/or its related corporations.

However, the directors have neither received nor become entitled to receive any benefit arising out of these transactions other than those which they may be entitled as customers, suppliers, directors and members of these corporations.

Except as disclosed above and in the accompanying financial statements, and except for remuneration and professional fees received from the related corporations, since the end of the last financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company and/or its related corporations with the director, or with a firm of which he is a member or with a company in which he has a substantial financial interest.

Share Options

By the Company

The City Developments Share Option Scheme 2001 (CDL Scheme), which was approved by shareholders of the Company on 30 January 2001, is administered by a committee comprising the following members (Scheme Committee):

Kwek Leng Joo (Chairman)
Foo See Juan

(a) Under the terms of the CDL Scheme, the Scheme Committee may make offers of the grant of options to:

(i) Group Employees and Parent Group Employees (both as defined in the CDL Scheme) which may be exercisable during an option exercise period commencing from the date that the option vests and expiring on the day preceding the tenth anniversary of its date of grant; and

(ii) Non-Executive Directors, Parent Group Non-Executive Directors and Associated Company Employees (all three as defined in the CDL Scheme) which may be exercisable during an option exercise period commencing from the date that the option vests and expiring on the day preceding the fifth anniversary of its date of grant.

Options granted under the CDL Scheme may have subscription prices that are, at the Scheme Committee's discretion, (i) Market Price Options; or (ii) Discount Price Options; or (iii) Incentive Price Options (all three as defined in the CDL Scheme).

The aggregate number of ordinary shares over which options may be granted under the CDL Scheme on any date, when added to the number of ordinary shares issued and issuable in respect of all options granted under the CDL Scheme, shall not exceed 8% of the issued ordinary shares in the capital of the Company on the day preceding the relevant date of grant. The aggregate number of ordinary shares which may be offered by way of grant of options to Parent Group Employees and Parent Group Non-Executive Directors collectively under the CDL Scheme shall not exceed 20% of the total number of ordinary shares available under the CDL Scheme.

Share Options (cont'd)

By the Company (cont'd)

(b) No options have been granted since the commencement of the CDL Scheme.

(c) There were no unissued shares of the Company under option as at the end of the financial year.

(d) The CDL Scheme shall continue to be in force at the discretion of the CDL Scheme Committee for a maximum period of 10 years commencing from its adoption on 30 January 2001.

By Subsidiaries

Millennium & Copthorne Hotels plc (M&C)

The following share option schemes of M&C continue to be in operation:
(i) Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme;
(ii) Millennium & Copthorne Hotels Executive Share Option Scheme; and
(iii) Millennium & Copthorne Hotels Sharesave Scheme.

(i) Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme

(a) The Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme (M&C 2003 Scheme) was approved by the shareholders at the Annual General Meeting of M&C held on 21 May 2002. There are 2 parts of the M&C 2003 Scheme, namely the "Approved" part for which approval from Inland Revenue has been obtained, and the "Unapproved" part which is not designed for Inland Revenue approval and which is used primarily where employees have more than £30,000 worth of outstanding approved options or are not based in the United Kingdom. Except to the extent required to obtain Inland Revenue approval, the Approved and Unapproved parts of the M&C 2003 Scheme are in all material aspects identical. The operation of the M&C 2003 Scheme is supervised by M&C's Remuneration Committee comprising The Viscount Thurso (Chairman), Sir Idris Pearce, Messrs Christopher Sneath, John Sclater and Charles Kirkwood (M&C 2003 Scheme Committee).

(b) Under the terms of the M&C 2003 Scheme,

(i) All employees of M&C, its subsidiaries and joint ventures (including directors who are required to devote substantially the whole of their working time to the business of the M&C Group who are not within 6 months of contractual retirement ages) will be eligible to participate in the M&C 2003 Scheme.

(ii) No option may be granted to an individual if it would cause the aggregate exercise price of options granted to him in any year under the M&C 2003 Scheme to exceed 200% of his basic salary, other than in exceptional circumstances (where the limit is 400% of basic salary).

(iii) No payment will be required for the grant of an option. Acquisition price upon the exercise of an option will not be less than the higher of:

- the average of the middle-market quotations of a share on the London Stock Exchange on the 3 dealing days immediately prior to grant date, provided that no such dealing day may fall prior to the date on which M&C last announced its results for any period; and

- the nominal value of a share (unless the option is expressed to relate only to existing shares).

Share Options (cont'd)

By Subsidiaries (cont'd)

Millennium & Copthorne Hotels plc (M&C) (cont'd)

(i) *Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme* (cont'd)

(c) No options may be granted which would cause the number of shares issued or issuable pursuant to options granted in the previous 10 years under the M&C 2003 Scheme or under any other share option scheme, or issued in that period under any employee share scheme (other than an option scheme) to exceed 10% of M&C's issued ordinary share capital from time to time. Not more than 5% of M&C's issued ordinary share capital from time to time may relate to discretionary share schemes.

(d) During the financial year under review, (i) 758,316 options were granted to subscribe for ordinary shares of £0.30 each in M&C; and (ii) 87,657 ordinary shares of £0.30 each in M&C were issued following the exercise of the subscription rights set out in the M&C 2003 Scheme.

As at the end of the financial year, there were 2,575,671 unissued shares under options pursuant to the M&C 2003 Scheme. Details of the options to subscribe for ordinary shares of £0.30 each in M&C are set out below:

Date granted	Balance at beginning of year	Granted during the year	Exercised during the year	Cancelled / Lapsed / Forfeited during the year	Balance at end of year	Exercise price per share £	Exercise period
Part I							
10.03.2003	79,325	–	–	(15,503)	63,822	1.9350	10.03.2006 – 09.03.2013
16.03.2004	62,049	–	–	–	62,049	2.9167	16.03.2007 – 15.03.2014
24.03.2005	–	52,703	–	–	52,703	3.9842	24.03.2008 – 23.03.2015
Part II							
10.03.2003	1,198,465	–	(52,697)	(19,639)	1,126,129	1.9350	10.03.2006 – 09.03.2013
16.03.2004	669,109	–	(34,960)	(39,429)	594,720	2.9167	16.03.2007 – 15.03.2014
24.03.2005	–	705,613	–	(29,365)	676,248	3.9842	24.03.2008 – 23.03.2015
	2,008,948	758,316	(87,657)	(103,936)	2,575,671		

Share Options (cont'd)

By Subsidiaries (cont'd)

Millennium & Copthorne Hotels plc (M&C) (cont'd)

(ii) *Millennium & Copthorne Hotels Executive Share Option Scheme*

(a) The Millennium & Copthorne Hotels Executive Share Option Scheme (M&C 1996 Scheme) is divided into two parts, Part A which was approved by the Inland Revenue under Schedule 9 of the Income and Corporation Taxes Act 1988 on 12 April 1996 and Part B, which was an unapproved executive share option scheme designed for UK and non-UK executives of M&C.

(b) The M&C 1996 Scheme is administered by M&C's Remuneration Committee comprising The Viscount Thurso (Chairman), Sir Idris Pearce, Messrs Christopher Sneath, John Sclater and Charles Kirkwood (M&C 1996 Scheme Committee).

(c) Under the terms of Part A of the M&C 1996 Scheme, the board may offer any full time director or employee of M&C and its subsidiaries (M&C Group) (other than anyone within two years of retirement, or anyone who has a material interest in a close company and is thereby rendered ineligible under Paragraph 8, Schedule 9 of the Income and Corporation Taxes Act 1988), to participate in Part A of the M&C 1996 Scheme.

A person is eligible to be granted an option under Part B if he is a director or employee of any member of the M&C Group which is required to devote the whole or substantially the whole of his working time to the service of any member of the M&C Group.

Where an option has been exercised under Part B, the board may elect to pay cash to the executive concerned instead of issuing ordinary shares.

(d) No option shall be granted under the M&C 1996 Scheme in the period of 5 calendar years beginning with the year 1996 which would, at the time they are granted, cause the number of shares in M&C which shall have been or may be issued in pursuance of options granted in that period, or shall have been issued in that period otherwise than in pursuance of options, under the M&C 1996 Scheme or under any other employees' share option scheme adopted by M&C to exceed such number as represents 5% of the ordinary share capital of M&C in issue at that time.

(e) No option shall be granted under the M&C 1996 Scheme in any year which would, at the time they are granted, cause the number of shares in M&C which shall have been or may be issued in pursuance of options granted in the period of 10 calendar years ending with that year, or have been issued in that period otherwise than in pursuance of options, under the M&C 1996 Scheme or under any other employees' share scheme adopted by M&C to exceed such number as represents 10% of the ordinary share capital of M&C in issue at that time.

(f) The total subscription price payable for ordinary shares under options granted in any 10 year period (leaving out of account options which have been exercised) to any person under the M&C 1996 Scheme may not exceed four times the higher of the executive's total annual remuneration at that time and the total remuneration paid by the M&C Group to the executive in the preceding 12 months. Executives may be granted options to replace those which have been exercised. In granting such replacement options, the M&C 1996 Scheme Committee (consisting mainly of non-executives) will be expected to satisfy itself that the grant of such options is justified by the M&C Group's performance in the previous 2 to 3 years.

Share Options (cont'd)

By Subsidiaries (cont'd)

Millennium & Copthorne Hotels plc (M&C) (cont'd)

(ii) Millennium & Copthorne Hotels Executive Share Option Scheme (cont'd)

(g) During the financial year under review, (i) no options were granted to subscribe for ordinary shares of £0.30 each in M&C; and (ii) 547,837 ordinary shares of £0.30 each in M&C were issued following the exercise of the subscription rights set out in the M&C 1996 Scheme.

As at the end of the financial year, there were 619,620 unissued shares under options pursuant to the M&C 1996 Scheme. Details of the options to subscribe for ordinary shares of £0.30 each in M&C are set out below:

Date granted	Balance at beginning of year	Exercised during the year	Cancelled / Lapsed / Forfeited during the year	Balance at end of year	Exercise price per share £	Exercise period
Part A						
05.03.1998	6,509	–	–	6,509	4.6087	05.03.2001 – 04.03.2008
19.11.1999	7,526	–	–	7,526	3.9856	19.11.2002 – 18.11.2009
17.03.2000	8,955	–	–	8,955	3.3500	17.03.2003 – 16.03.2010
23.10.2000	7,594	–	–	7,594	3.9500	23.10.2003 – 22.10.2010
20.03.2001	55,168	–	(6,896)	48,272	4.3500	20.03.2004 – 19.03.2011
15.03.2002	96,583	(68,110)	(2,117)	26,356	3.2250	15.03.2005 – 14.03.2012
	182,335	(68,110)	(9,013)	105,212		
Part B						
05.03.1998	15,186	–	(15,186)	–	4.60875	05.03.2001 – 04.03.2005
02.04.1998	27,830	–	(27,830)	–	4.9527	02.04.2001 – 01.04.2005
05.03.1999	40,436	–	–	40,436	4.8321	05.03.2002 – 04.03.2006
19.11.1999	47,670	–	–	47,670	3.9856	19.11.2002 – 18.11.2006
17.03.2000	122,625	(104,256)	–	18,369	3.3500	17.03.2003 – 16.03.2007
23.10.2000	5,570	–	–	5,570	3.9500	23.10.2003 – 22.10.2007
14.03.2001	120,231	–	–	120,231	4.3250	14.03.2004 – 13.03.2008
20.03.2001	133,151	–	(1,437)	131,714	4.3500	20.03.2004 – 19.03.2008
04.12.2001	153,787	(153,787)	–	–	2.7350	04.12.2004 – 03.12.2008
15.03.2002	395,639	(221,684)	(23,537)	150,418	3.2250	15.03.2005 – 14.03.2009
	1,062,125	(479,727)	(67,990)	514,408		

(iii) Millennium & Copthorne Hotels Sharesave Scheme

(a) The Millennium & Copthorne Hotels Sharesave Scheme (M&C Sharesave Scheme) is an Inland Revenue approved scheme under which the UK-based executive directors of M&C and the M&C Group employees (UK Employees) are eligible to participate.

(b) Under the terms of the M&C Sharesave Scheme, UK Employees were to enter into a 3-year or 5-year savings contract commencing 1 June from year 1996 onwards, with an option to purchase shares at a pre-determined exercise price on maturity of the savings contract.

(c) No payment is required for the grant of an option.

SUMMARY DIRECTORS' REPORT

Share Options (cont'd)

By Subsidiaries (cont'd)

Millennium & Copthorne Hotels plc (M&C) (cont'd)

(iii) Millennium & Copthorne Hotels Sharesave Scheme (cont'd)

(d) The options may be exercised upon maturity provided that the monies agreed under the savings contract are fully paid and the participant continues to hold office or employment with M&C. The M&C Sharesave Scheme provides that shares in M&C can be purchased at the option price up to the value of the accrued savings and interests in the event of retirement at normal retirement age, redundancy, injury, disability or by the employees' estate in the event of their death.

(e) M&C may grant options up to the value of a savings contract at maturity. Participants cannot enter into contracts where their savings, in aggregate, would exceed £250 per month.

(f) During the financial year under review, (i) 117,453 options were granted to subscribe for ordinary shares of £0.30 each in M&C; and (ii) 34,621 ordinary shares of £0.30 each in M&C were issued following the exercise of the subscription rights set out in the M&C Sharesave Scheme.

As at the end of the financial year, there were 474,119 unissued shares under options pursuant to the M&C Sharesave Scheme. Details of the options to subscribe for ordinary shares of £0.30 each in M&C are set out below:

Date granted	Balance at beginning of year	Granted during the year	Exercised during the year	Cancelled / Lapsed / Forfeited during the year	Balance at end of year	Exercise price per share £	Exercise period
05.05.1999	13,626	–	–	(13,626)	–	3.86748	01.07.2004 – 01.01.2005
09.05.2000	16,845	–	(11,275)	(1,436)	4,134	3.10000	01.07.2005 – 01.01.2006
08.05.2001	28,897	–	–	(28,897)	–	3.13600	01.07.2004 – 01.01.2005
08.05.2001	22,806	–	–	(645)	22,161	3.13600	01.07.2006 – 01.01.2007
21.05.2002	41,037	–	(23,346)	(7,350)	10,341	2.92000	01.07.2005 – 01.01.2006
21.05.2002	24,247	–	–	(3,173)	21,074	2.92000	01.07.2007 – 01.01.2008
28.04.2003	126,637	–	–	(4,393)	122,244	1.50400	01.07.2006 – 01.01.2007
28.04.2003	143,050	–	–	(33,633)	109,417	1.50400	01.07.2008 – 01.01.2009
20.04.2004	64,019	–	–	(14,656)	49,363	2.34000	01.07.2007 – 01.01.2008
20.04.2004	31,152	–	–	(2,653)	28,499	2.34000	01.07.2009 – 01.01.2010
23.03.2005	–	74,112	–	(6,705)	67,407	3.08000	01.07.2008 – 01.01.2009
23.03.2005	–	43,341	–	(3,862)	39,479	3.08000	01.07.2010 – 01.01.2011
	512,316	117,453	(34,621)	(121,029)	474,119		

Share Options (cont'd)

By Subsidiaries (cont'd)

City e-Solutions Limited (CES)

(a) The City e-Solutions Limited Share Option Scheme (CES Scheme) was adopted by the shareholders of CES at the Annual General Meeting of CES held on 27 April 2005 and will be administered by a scheme committee to be set up (CES Scheme Committee).

(b) The subscription price of the CES shares under the CES Scheme shall be a price determined by the CES Scheme Committee at its absolute discretion which may require the achievement of performance targets by the Grantee as specified by the CES Scheme Committee. The subscription price shall not be less than the highest of:

   (i) the official closing price of the CES shares as stated in the daily quotations sheet of the Hong Kong Stock Exchange on the Offer Date;

   (ii) the average of the official closing price of the CES shares as stated in the daily quotations sheets of the Hong Kong Stock Exchange for the five business days immediately preceding the Offer Date; and

   (iii) the nominal value of a CES share.

(c) During the financial year under review, (i) no options were granted to subscribe for ordinary shares of HK$1.00 each in CES; and (ii) no ordinary shares of HK$1.00 each in CES were issued pursuant to the CES Scheme.

   As at the end of the financial year, there were no unissued shares under options pursuant to the CES Scheme.

The options granted by the subsidiaries of the Company, namely, M&C and CES, do not entitle the holders of the options, by virtue of such holding, to any rights to participate in any share issue of any other company.

Ability to Meet Obligations

No contingent liability or other liability of the Group or of the Company has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

Other Circumstances Affecting the Financial Statements

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements of the Group or of the Company misleading.

Unusual Items

In the opinion of the directors, no item, transaction or event of a material and unusual nature has substantially affected the results of the operations of the Group or of the Company during the financial year.

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group or of the Company for the financial year in which this report is made.

SUMMARY DIRECTORS' REPORT

Audit Committee

The Audit Committee comprises four non-executive members of the Board, all of whom are independent. The members of the Audit Committee at the date of this report are:

Chee Keng Soon (Chairman)
Foo See Juan
Han Vo-Ta
Tang See Chim

The Summary Financial Statement set out on pages 35 to 57 was approved by the Board of Directors and was signed on its behalf by:

Kwek Leng Beng
Executive Chairman

Kwek Leng Joo
Managing Director

Singapore
28 February 2006

AUDITORS' STATEMENT

To the Members of City Developments Limited

We have examined the Summary Financial Statement set out on pages 35 to 57 which have been prepared by the directors of City Developments Limited.

In our opinion, the Summary Financial Statement is consistent with the full financial statements and the Directors' Report of City Developments Limited for the year ended 31 December 2005, and complies with the requirements of Section 203A of the Companies Act, Chapter 50 and the regulations made thereunder, applicable to the Summary Financial Statement.

We have issued an unqualified audit report dated 28 February 2006 on the full financial statements of City Developments Limited for the year ended 31 December 2005. The audit report is as follows:

"Report of the Auditors to the Members of City Developments Limited

We have audited the accompanying financial statements of City Developments Limited for the financial year ended 31 December 2005 as set out on pages # to #. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (the Act) and Singapore Financial Reporting Standards to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2005 and of the results, recognised income and expense and cash flows of the Group for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act."

KPMG
Certified Public Accountants

Singapore
28 February 2006

Note:

The page numbers are as stated in the Auditors' Report dated 28 February 2006 included in City Developments Limited's Annual Report for the financial year ended 31 December 2005.

BALANCE SHEETS
as at 31 December 2005

	Group		Company	
	2005	2004 (Restated)	2005	2004 (Restated)
	$'000	$'000	$'000	$'000
Non-current assets				
Property, plant and equipment	**7,062,040**	7,111,100	**561,000**	577,200
Intangible assets	**73**	88	**–**	–
Investments in:				
- subsidiaries	**–**	–	**2,187,325**	2,201,406
- associates	**–**	1,241	**–**	–
- jointly-controlled entities	**139,270**	165,626	**48,654**	67,880
Financial assets	**109,316**	33,177	**37,752**	15,547
Other non-current assets	**287,226**	287,398	**107,738**	57,535
	7,597,925	7,598,630	**2,942,469**	2,919,568
Current assets				
Development properties	**1,886,488**	1,942,799	**1,484,558**	1,597,561
Consumable stocks	**13,875**	13,508	**1,014**	1,061
Financial assets	**52,069**	35,642	**–**	–
Trade and other receivables	**771,177**	702,523	**1,104,580**	969,550
Cash and cash equivalents	**573,608**	828,844	**137,726**	385,282
	3,297,217	3,523,316	**2,727,878**	2,953,454
Total assets	**10,895,142**	11,121,946	**5,670,347**	5,873,022
Equity attributable to equity holders of the parent				
Share capital	**460,944**	452,541	**460,944**	452,541
Reserves	**4,086,872**	3,899,223	**3,299,588**	3,210,504
	4,547,816	4,351,764	**3,760,532**	3,663,045
Minority interests	**1,527,445**	1,469,119	**–**	–
Total equity carried forward	**6,075,261**	5,820,883	**3,760,532**	3,663,045

Note:

Comparative information has been restated or reclassified to take into account the retrospective adjustments arising from the adoption of various new or revised Singapore Financial Reporting Standards (FRSs) and the changes in accounting policies (refer to Note 3 of the Summary Financial Statement for details).

BALANCE SHEETS

as at 31 December 2005

	Group		Company	
	2005	2004 (Restated)	2005	2004 (Restated)
	$'000	$'000	$'000	$'000
Total equity brought forward	**6,075,261**	5,820,883	**3,760,532**	3,663,045
Non-current liabilities				
Interest-bearing borrowings	**2,679,926**	2,594,672	**917,467**	933,037
Other liabilities	**26,285**	29,970	**6,626**	9,501
Employee benefits	**45,877**	41,737	–	–
Provisions	**8,377**	9,830	–	–
Deferred tax liabilities	**433,549**	387,522	**20,437**	10,906
	3,194,014	3,063,731	**944,530**	953,444
Current liabilities				
Bank overdrafts	**2,815**	2,171	–	–
Trade and other payables	**611,146**	688,222	**772,827**	983,698
Interest-bearing borrowings	**910,422**	1,414,262	**175,264**	236,617
Other liabilities	**2,394**	2,441	–	–
Employee benefits	**15,602**	14,566	**1,191**	1,153
Provision for taxation	**81,630**	115,173	**16,003**	35,065
Provisions	**1,858**	497	–	–
	1,625,867	2,237,332	**965,285**	1,256,533
Total liabilities	**4,819,881**	5,301,063	**1,909,815**	2,209,977
Total equity and liabilities	**10,895,142**	11,121,946	**5,670,347**	5,873,022

Note:
Comparative information has been restated or reclassified to take into account the retrospective adjustments arising from the adoption of various new or revised FRSs and the changes in accounting policies (refer to Note 3 of the Summary Financial Statement for details).

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31 December 2005

	Group	
	2005	**2004 (Restated)**
	$'000	**$'000**
Revenue	**2,374,279**	2,380,097
Cost of sales	**(1,118,428)**	(1,189,210)
Gross profit	**1,255,851**	1,190,887
Other operating income	**98,052**	53,487
Administrative expenses	**(430,014)**	(418,235)
Other operating expenses	**(426,172)**	(425,783)
Profit from operations	**497,717**	400,356
Finance costs	**(152,480)**	(178,306)
Profit before share of results of associates and jointly-controlled entities	**345,237**	222,050
Share of after-tax loss of associates	**–**	(96)
Share of after-tax profit of jointly-controlled entities	**58,625**	280,685
Profit before taxation	**403,862**	502,639
Income tax expense	**(94,740)**	(108,117)
Profit for the year	**309,122**	394,522
Attributable to:		
Equity holders of the parent	**200,397**	227,129
Minority interests	**108,725**	167,393
Profit for the year	**309,122**	394,522
Earnings per share		
- Basic	**21.1 cents**	25.3 cents
- Diluted	**20.8 cents**	25.0 cents

Note:

Comparative information has been restated or reclassified to take into account the retrospective adjustments arising from the adoption of various new or revised FRSs and the changes in accounting policies (refer to Note 3 of the Summary Financial Statement for details).

1. Professional Fees

	Group		Company	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Professional fees paid to firms of which directors of the Company are members:				
- charged to profit and loss account	**131**	136	**120**	128
- included as cost of property, plant and equipment and cost of development properties	**70**	651	**67**	645
	201	787	**187**	773

2. Significant Related Party Transactions

Rental, management, maintenance services and other transactions entered into with related parties in the normal course of business were as follows:

	Group		Company	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Rental received and receivable from:				
- subsidiaries	**–**	–	**1,208**	1,307
- fellow subsidiaries	**643**	241	**29**	–
- jointly-controlled entities	**3,521**	–	**–**	–
	4,164	241	**1,237**	1,307
Management services received and receivable from:				
- subsidiaries	**–**	–	**2,017**	2,442
- fellow subsidiaries	**1,262**	1,228	**1,076**	1,048
- jointly-controlled entities	**5,242**	1,246	**5,242**	1,246
	6,504	2,474	**8,335**	4,736
Maintenance services received and receivable from:				
- fellow subsidiaries	**79**	92	**–**	–
- jointly-controlled entities	**597**	620	**–**	–
	676	712	**–**	–
Rental paid and payable to:				
- subsidiaries	**–**	–	**5,322**	3,866
- a fellow subsidiary	**–**	30	**–**	–
- jointly-controlled entities	**376**	401	**–**	–
	376	431	**5,322**	3,866

2. Significant Related Party Transactions (cont'd)

Rental, management, maintenance services and other transactions entered into with related parties in the normal course of business were as follows (cont'd):

	Group		Company	
	2005 $'000	**2004 $'000**	**2005 $'000**	**2004 $'000**
Management services paid and payable to subsidiaries	–	–	**2,229**	1,776
Maintenance services paid and payable to:				
- subsidiaries	–	–	**1,762**	1,736
- a fellow subsidiary	**316**	–	–	–
- a jointly-controlled entity	–	65	–	–
	316	65	**1,762**	1,736
Sale of properties to:				
- directors and their immediate families by a jointly-controlled entity	–	16,530	–	–
- a director and his immediate family	**651**	–	**651**	–
	651	16,530	**651**	–
Sale of property, plant and equipment to a subsidiary	–	–	–	36

Transactions with key management personnel

Compensation payable to key management personnel are as follows:

Short-term employee benefits	**14,086**	8,033	**7,875**	7,323

3. Changes in Accounting Policies

In 2005, the Group adopted 20 new or revised Singapore Financial Reporting Standards (FRSs) and Recommended Accounting Practice (RAP) 11 *Pre-completion Contracts for the Sale of Development Property*. The Group has also adopted early the Amendments to FRS 19 *Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures* and Amendments to FRS 21 *The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation* for the year ended 31 December 2005, prior to its latest required effective date. In addition, the Group changed its accounting policy in relation to hotel properties.

The effects on the financial statements arising from (i) the early adoption of the Amendments to FRS 19 and FRS 21; (ii) the adoption of RAP 11, FRS 39 *Financial Instruments: Recognition and Measurement* and FRS 102 *Share-based Payment*; and (iii) other changes in accounting policies, are summarised below:

Amendments to FRS 19 *Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures*

The early adoption of the Amendments to FRS 19 has resulted in the Group recognising the actuarial gains and losses of its defined benefit plans outside the profit and loss account (i.e. directly in equity through the consolidated statement of recognised income and expense). Previously, actuarial gains or losses were recognised in the profit and loss account over the expected average remaining working lives of the employees participating in the plans.

3. Changes in Accounting Policies (cont'd)

Amendments to FRS 19 *Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures (cont'd)*

The early adoption of the Amendments to FRS 19 has resulted in:

	Group	
	2005 $'000	2004 $'000
Decrease/(Increase) in cost of sales	**848**	(442)
Decrease/(Increase) in administrative expenses	**2,020**	(1,197)
Decrease/(Increase) in other operating expenses	**39**	(37)
	2,907	(1,676)
Decrease in opening accumulated profits	**10,393**	6,282

There is no effect on the comparatives or the opening balance of accumulated profits of the Company.

FRS 21 (revised) *The Effects of Changes in Foreign Exchange Rates* and the Amendments to FRS 21 *The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation*

The adoption of FRS 21 (revised) has resulted in the exchange differences arising from a monetary item that forms part of the Company's net investment in a foreign operation being recognised in the Company's profit and loss account. Previously, these exchange differences were recognised in equity in the financial statements of the Company.

In the consolidated financial statements, these exchange differences would have been reclassified to equity only if the functional currency of the loan was denominated in either the functional currency of the lender or the borrowing foreign operation. However, the adoption of the Amendments to FRS 21 changed this.

The Amendments to FRS 21 amend FRS 21 (revised) so that the exchange differences arising from a monetary item that forms part of the Group's net investment in a foreign operation are reclassified to equity in the consolidated financial statements irrespective of the currency of the monetary items. To comply with this amendment, the Group restored its accounting policy, that had been effective up to 31 December 2004, so that it continued to apply in the financial year ended 31 December 2005. Accordingly, the adoption of FRS 21 (revised), together with the early adoption of the Amendments to FRS 21, has no effect on the comparatives or the opening balance of accumulated profits for the Group.

The adoption of FRS 21 (revised), which was applied retrospectively to earlier financial periods, has resulted in:

	Company	
	2005 $'000	2004 $'000
Decrease in other operating expenses	**60**	688
Decrease in opening accumulated profits	**135**	823
Decrease in opening exchange fluctuation reserve	**135**	823

3. Changes in Accounting Policies (cont'd)

RAP 11 *Pre-completion Contracts for the Sale of Development Property*

Revisions to FRS 18 *Revenue* require that income on development property projects be recognised in a manner similar to a sale of goods, when the risks and rewards of ownership have been transferred to the buyer either through the transfer of legal title or equitable interest in a property. Further clarification was issued in October 2005, which had the effect of allowing a choice of either the completion of construction method or the percentage of completion method under certain circumstances. RAP 11 *Pre-completion Contracts for the Sale of Development Property* states that in cases where the Group is obliged to perform any significant acts after the transfer of legal title or equitable interest in a property, revenue is recognised as the acts are performed based on the percentage of completion method.

Under RAP 11, when (a) construction is beyond a preliminary stage, (b) minimum down payment criterion is met, (c) sale prices are collectible, and (d) aggregate sales proceeds and costs can be reasonably estimated, the percentage of completion method is an allowed alternative. If any of the above criteria are not met, pre-completion proceeds received are accounted for as deposits until the criteria are met.

The Group's current policy of recognising revenue using the percentage of completion method on its development projects in Singapore is an allowed alternative under RAP 11. Revenue on development projects in Australasia are recognised using the completion of construction method, as they do not meet the qualifying criteria as set out in RAP 11 for the percentage of completion method. The impact on the financial statements, had revenue on the Singapore projects been recognised using the completion of construction method, is as follows:

	Group 2005 $'000	Company 2005 $'000
Increase in revenue	177,900	52,886
Decrease in profit for the year	39,489	9,257
Decrease in opening accumulated profits	36,985	15,983
Decrease in development properties as at 1 January	37,884	19,979
Decrease in development properties as at 31 December	31,962	31,962

FRS 39 *Financial Instruments: Recognition and Measurement*

The adoption of FRS 39 resulted in the Group measuring its derivative financial instruments, available-for-sale investments and trading investments as assets or liabilities at their fair values. Financial assets and financial liabilities are stated at amortised cost instead of cost. In addition, the Group is required to state at fair value derivative instrument used to hedge a net investment in a foreign operation. The portion of the gain or loss on the derivative instrument that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the profit and loss account.

Previously, derivative financial instruments were not recorded on the balance sheet and investments in debt and equity securities were stated at market value only if they were held for short term purposes.

This change has been accounted for by the Group by increasing the opening balance as at 1 January 2005 of the fair value reserve by $15,253,000, decreasing the hedging reserve by $6,454,000, and increasing the net profit for the year ended 31 December 2005 by $4,051,000.

Comparatives have not been restated.

3. Changes in Accounting Policies (cont'd)

FRS 102 *Share-based Payment*

In accordance with the transitional provisions, FRS 102 has been applied retrospectively to all grants after 22 November 2002 that were not yet vested as at 1 January 2005. The adoption of FRS 102 has resulted in a change in the Group's accounting policy for share-based payments, with the Group now charging the cost of share options to the profit and loss account.

The adoption of FRS 102 resulted in:

	Group	
	2005 $'000	**2004 $'000**
Increase in administrative expenses	1,789	1,203
Decrease in opening accumulated profits	878	282
Increase in opening share option reserve	878	282
Decrease in basic earnings per share	0.2 cents	0.2 cents
Decrease in diluted earnings per share	0.2 cents	0.1 cents

Other Changes in Accounting Policies

In addition to the changes in accounting policies arising from the adoption of new or revised FRSs as described above, the Group has also changed its accounting policy in relation to hotel properties.

In prior years, the Group stated its hotel properties at cost or subsequent revaluation less accumulated depreciation and impairment losses. With effect from 1 January 2005, the Group changed its accounting policies to state its hotel properties at cost less accumulated depreciation and impairment losses. This change in accounting policy aligns the Group's accounting policy in relation to hotel properties with that of its listed hotel subsidiary, Millennium and Copthorne Hotels plc (M&C), which holds substantially all of the Group's hotel properties. M&C had reassessed its accounting policies on 1 January 2005 upon its adoption of International Financial Reporting Standards for use in the European Union, which is substantially similar to International Financial Reporting Standards.

In addition, the Group changed its accounting and presentation of upfront premiums made in respect of long leasehold land of hotel properties where land title is not anticipated to be passed to the Group. In prior years, such long leasehold land were stated at valuation less residual value and depreciated over the shorter of the lease period and economic life. With effect from 1 January 2005, such premiums made are accounted for as prepayments and amortised over the lease term on a straight-line basis.

3. Changes in Accounting Policies (cont'd)

Other Changes in Accounting Policies (cont'd)

These changes in accounting policies have been applied retrospectively and resulted in:

	Group	
	2005 **$'000**	**2004** **$'000**
Increase in administrative expenses	1,325	1,176
Increase in share of after-tax profit of jointly-controlled entities	–	44,936
Decrease in opening accumulated profits	42,155	41,512
Decrease in opening asset revaluation reserve	515,327	461,426
Decrease in opening exchange fluctuation reserve	31,065	31,065

All changes in the accounting policies arising from the adoption of new or revised FRSs and RAP 11 and the early adoption of Amendments to FRS 19 and FRS 21 have been made in accordance with the transitional provisions in the respective standards.

The changes in accounting policies have the following impact on the net profit for the year:

	Group	
	2005 **$'000**	**2004** **$'000**
Profit for the year before changes in accounting policies	306,107	349,930
Effects of adopting		
- Amendments to FRS 19	2,078	(1,448)
- FRS 39	4,051	–
- FRS 102	(1,789)	(1,203)
Change in accounting policy to state hotel properties at cost less accumulated depreciation and impairment losses and change in accounting policy for upfront premiums on long leasehold land	(1,325)	47,243
Profit for the year	309,122	394,522

4. Dividends

	Group and Company	
	2005	2004
	$'000	$'000
Final ordinary dividend paid of 7.5 cents (2004: 7.5 cents) per ordinary share less tax at 20% (2004: 20%)	**52,786**	49,631
Special ordinary dividend paid of Nil cents (2004: 50 cents) per ordinary share less tax at 20% (2004: 20%)	–	330,874
Non-cumulative preference dividend paid of 2.41 cents (2004: 2.74 cents) per preference share less tax at 20% (2004: 20%)	**6,399**	7,248
Non-cumulative preference dividend declared of 2.46 cents per preference share less tax at 20%	**6,505**	–
	65,690	387,753

After the balance sheet date, the directors proposed the following ordinary dividends, which have not been provided for:

	Group and Company	
	2005	2004
	$'000	$'000
Final ordinary dividend proposed of 7.5 cents (2004: 7.5 cents) per ordinary share less tax at 20% (2004: 20%)	**53,328**	52,786
Special ordinary dividend proposed of 5.0 cents per ordinary share less tax at 20%	**35,552**	–
	88,880	52,786

ANALYSIS OF ORDINARY SHAREHOLDINGS

as at 1 March 2006

Class of Shares	:	Ordinary shares
No. of Ordinary Shares issued	:	889,860,456
No. of Ordinary Shareholders	:	10,055
Voting Rights	:	1 vote for 1 ordinary share

Range of Ordinary Shareholdings	No. of Ordinary Shareholders	%	No. of Ordinary Shares	%
1 - 999	1,331	13.23	416,067	0.05
1,000 - 10,000	7,931	78.88	20,608,894	2.32
10,001 - 1,000,000	759	7.55	37,224,069	4.18
1,000,001 and above	34	0.34	831,611,426	93.45
	10,055	100.00	889,860,456	100.00

Based on information available to the Company as at 1 March 2006, approximately 51.41% of the issued ordinary shares of the Company is held by the public, and accordingly, Rule 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited has been complied with.

Major Ordinary Shareholders List – Top 20 As At 1 March 2006

No.	Name	No. of Ordinary Shares Held	%
1	DBS Nominees (Pte) Ltd	118,471,476	13.31
2	Raffles Nominees Pte Ltd	109,622,769	12.32
3	HSBC (Singapore) Nominees Pte Ltd	90,499,491	10.17
4	Hong Leong Investment Holdings Pte. Ltd.	72,669,335	8.17
5	Citibank Nominees (Singapore) Pte Ltd	71,355,850	8.02
6	Hong Leong Holdings Limited	59,261,343	6.66
7	The HSBC Limited	57,000,000	6.40
8	United Overseas Bank Nominees Pte Ltd	44,293,014	4.98
9	Hong Realty (Private) Limited	20,180,931	2.27
10	Overseas Union Bank Nominees Pte Ltd	16,317,743	1.83
11	Hong Leong Corporation Holdings Pte Ltd	15,929,833	1.79
12	Euroform (S) Pte. Limited	15,103,045	1.70
13	BankAmerica Nominees (1993) Pte Ltd	15,017,400	1.69
14	Merrill Lynch (Singapore) Pte Ltd	14,327,658	1.61
15	SGI Investment Holdings Pte Ltd	14,320,377	1.61
16	Singapore Nominees Pte Ltd	13,083,100	1.47
17	Garden Estates (Pte) Limited	10,790,151	1.21
18	NIN Investment Holdings Pte Ltd	10,661,490	1.20
19	Morgan Stanley Asia (Singapore) Pte Ltd	7,580,998	0.85
20	Hotel Holdings (Private) Ltd	7,173,000	0.81
		783,659,004	88.07

ANALYSIS OF ORDINARY SHAREHOLDINGS

as at 1 March 2006

Substantial Shareholders as shown in the Register of Substantial Shareholders

	No. of ordinary shares in which they have interest			
	Direct Interest	**Deemed Interest**	**Total**	**%**
Hong Realty (Private) Limited	30,170,931	27,791,598[(1)]	57,962,529	6.51
Hong Leong Holdings Limited	144,261,343	17,770,202[(2)]	162,031,545	18.21
Hong Leong Investment Holdings Pte. Ltd.	140,169,335	290,307,547[(3)]	430,476,882	48.38
Kwek Holdings Pte Ltd	–	430,476,882[(4)]	430,476,882	48.38
Davos Investment Holdings Private Limited	–	430,476,882[(4)]	430,476,882	48.38
Aberdeen Asset Management plc and its subsidiaries	–	53,533,388[(5)]	53,533,388	6.02
Aberdeen Asset Management Asia Ltd	–	45,812,388[(6)]	45,812,388	5.15

Notes

(1) Hong Realty (Private) Limited ("HR") is deemed under Section 7 of the Companies Act to have an interest in the 27,791,598 ordinary shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(2) Hong Leong Holdings Limited ("HLH") is deemed under Section 7 of the Companies Act to have an interest in the 17,770,202 ordinary shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(3) Hong Leong Investment Holdings Pte. Ltd. ("HLIH") is deemed under Section 7 of the Companies Act to have an interest in the 290,307,547 ordinary shares held directly and/or indirectly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof which includes (i) the 57,962,529 ordinary shares held directly and indirectly by HR; and (ii) the 162,031,545 ordinary shares held directly and indirectly by HLH, out of which 8,459,447 ordinary shares have been identified as ordinary shares in which HR is also deemed to have an interest in under note (1) above.

(4) Kwek Holdings Pte Ltd and Davos Investment Holdings Private Limited are deemed under Section 7 of the Companies Act to have an interest in the 430,476,882 ordinary shares held directly and/or indirectly by HLIH in which they are entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(5) The deemed interest of Aberdeen Asset Management plc and its subsidiaries (the "Aberdeen Group") is based on the last notification to the Company on 8 February 2006 and relates to shares held by various accounts managed or advised by the Aberdeen Group whereby the Aberdeen Group is given proxy voting rights.

(6) The deemed interest of Aberdeen Asset Management Asia Ltd ("AAMAL") is based on the last notification to the Company on 8 December 2005 and relates to shares held by various accounts managed or advised by AAMAL whereby AAMAL is given proxy voting rights.

ANALYSIS OF PREFERENCE SHAREHOLDINGS

as at 1 March 2006

Class of Shares	: Non-Redeemable Convertible Non-Cumulative Preference Shares ("Preference Shares")
No. of Preference Shares issued	: 330,874,257
No. of Preference Shareholders	: 3,491
Voting Rights	: Entitled to attend, speak and vote at any class meeting of the Holders of Preference Shares. 1 vote for each Preference Share.

Not entitled to attend and vote at any General Meeting of the Company except as provided below:

(a) If the Preference Dividend (or any part thereof) due and payable and accrued is in arrears and has remain unpaid for at least 6 months, such right to attend and vote shall continue until such Preference Dividend (or any part thereof) in arrears and unpaid has been paid in full;

(b) If the resolution in question varies the rights attached to the Preference Shares; or

(c) If the resolution in question is for the winding up of the Company.

Range of Preference Shareholdings	No. of Preference Shareholders	%	No. of Preference Shares Issued	%
1 - 999	514	14.72	234,387	0.07
1,000 - 10,000	2,546	72.93	6,991,535	2.11
10,001 - 1,000,000	410	11.75	28,786,798	8.70
1,000,001 and above	21	0.60	294,861,537	89.12
	3,491	100.00	330,874,257	100.00

Major Preference Shareholders List – Top 20 As At 1 March 2006

No.	Name	No. of Preference Shares Held	%
1	Mandai Properties Pte Ltd	65,994,000	19.95
2	HSBC (Singapore) Nominees Pte Ltd	53,758,113	16.25
3	SingAsia Investments Pte Ltd	39,846,000	12.04
4	Citibank Nominees Singapore Pte Ltd	32,086,990	9.70
5	Aster Land Development Pte Ltd	26,913,086	8.13
6	Merrill Lynch (Singapore) Pte Ltd	22,704,377	6.86
7	Fairmount Development Pte Ltd	7,000,000	2.11
8	Lim & Tan Securities Pte Ltd	6,720,064	2.03
9	Infocomm Investments Pte Ltd	5,700,000	1.72
10	Guan Hong Plantation Private Limited	5,000,000	1.51
11	Liew Chee Kong	4,890,000	1.48
12	Hong Leong Foundation	3,564,038	1.08
13	Raffles Nominees Pte Ltd	3,368,285	1.02
14	Sun Yuan Overseas Pte Ltd	3,000,000	0.91
15	Upnorth Development Pte Ltd	3,000,000	0.91
16	HL Karimun Granite Pte Ltd	2,600,000	0.78
17	Interfab Pte Ltd	2,054,102	0.62
18	DBS Nominees (Pte) Ltd	1,986,127	0.60
19	United Overseas Bank Nominees Pte Ltd	1,957,355	0.59
20	Ng Kin In	1,550,000	0.47
		293,692,537	88.76

ANALYSIS OF WARRANTHOLDINGS

as at 1 March 2006

Range of Warrantholdings	No. of Warrantholders	%	No. of Warrants	%
1 - 999	5,007	88.66	965,630	4.82
1,000 - 10,000	589	10.43	1,427,504	7.12
10,001 - 1,000,000	45	0.80	4,977,140	24.83
1,000,001 and above	6	0.11	12,673,477	63.23
	5,647	100.00	20,043,751	100.00

Major Warrantholders List – Top 20 As At 1 March 2006

No.	Name	No. of Warrants Held	%
1	Hong Leong Holdings Limited	4,526,134	22.58
2	Hong Realty (Private) Limited	1,917,093	9.56
3	Garden Estates (Pte.) Limited	1,862,214	9.29
4	Raffles Nominees (Pte) Ltd	1,591,681	7.94
5	SGI Investment Holdings Pte Ltd	1,432,037	7.15
6	DBS Nominees (Pte) Ltd	1,344,318	6.71
7	Gordon Properties Pte Ltd	845,804	4.22
8	United Overseas Bank Nominees Pte Ltd	738,659	3.69
9	HSBC (Singapore) Nominees Pte Ltd	650,418	3.25
10	Interfab Pte Ltd	513,525	2.56
11	Citibank Nominees (Singapore) Pte Ltd	431,101	2.15
12	Abbottin Properties Pte Ltd	339,017	1.69
13	CIMB-GK Securities Pte. Ltd.	205,278	1.02
14	Singapore Cement Industrial Company Private Limited	136,523	0.68
15	OCBC Nominees Singapore Pte Ltd	115,278	0.58
16	Hotel Orchid Limited	77,932	0.39
17	Hwang Nian Huei	70,000	0.35
18	Merrill Lynch (Singapore) Pte Ltd	68,538	0.34
19	KI Investments (HK) Limited	66,100	0.33
20	Asia Chemical Corporation Sdn Bhd	58,927	0.29
		16,990,577	84.77

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Forty-Third Annual General Meeting of City Developments Limited (the "Company") will be held at M Hotel Singapore, Function Room C, Level 2, 81 Anson Road, Singapore 079908 on Wednesday, 26 April 2006 at 3.00 p.m. for the following purposes:

(A) Ordinary Business

1. To receive the audited financial statements and the reports of the Directors and Auditors for the year ended 31 December 2005.

2. To declare a first and final dividend of 7.5 cents per ordinary share and a special ordinary dividend of 5.0 cents per ordinary share less 20% income tax for the year ended 31 December 2005 as recommended by the Directors.

3. To approve Directors' Fees of $241,028.00 for the year ended 31 December 2005 (year 2004 : $220,000.00) and Audit Committee Fees of $47,500.00 per quarter for the period from 1 July 2006 to 30 June 2007, with payment of the Audit Committee Fees to be made in arrears at the end of each calendar quarter (period from 1 July 2005 to 30 June 2006 : $42,500.00 per quarter).

4. To re-elect the following Directors retiring in accordance with the Articles of Association of the Company:

   a) Mr Chow Chiok Hock
   b) Mr Kwek Leng Peck

5. To consider and, if thought fit, pass the following resolutions in accordance with Section 153(6) of the Companies Act, Chapter 50:

   a) That Mr Chee Keng Soon be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   b) That Mr Tang See Chim be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

6. To re-appoint Messrs KPMG as Auditors and to authorise the Directors to fix their remuneration.

(B) Special Business

To consider and, if thought fit, to pass, with or without any modifications, the following resolutions as Ordinary Resolutions:

7. That authority be and is hereby given to the Directors to:

   (a) (i) issue ordinary shares whether by way of rights, bonus or otherwise; and/or

   (ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require ordinary shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into ordinary shares,

   at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may, in their absolute discretion, deem fit; and

   (b) (notwithstanding the authority conferred by this Ordinary Resolution may have ceased to be in force) issue ordinary shares in pursuance of any Instrument made or granted by the Directors while this Ordinary Resolution was in force;

   provided that:

(c) the aggregate number of ordinary shares to be issued pursuant to this Ordinary Resolution (including ordinary shares to be issued in pursuance of Instruments made or granted pursuant to this Ordinary Resolution but excluding ordinary shares which may be issued pursuant to any adjustments effected under any relevant Instrument), does not exceed 50% of the issued ordinary shares in the capital of the Company (as calculated in accordance with paragraph (d) of this Ordinary Resolution), of which the aggregate number of ordinary shares to be issued other than on a *pro-rata* basis to shareholders of the Company (including ordinary shares to be issued in pursuance of Instruments made or granted pursuant to this Ordinary Resolution but excluding ordinary shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed 20% of the issued ordinary shares in the capital of the Company (as calculated in accordance with paragraph (d) of this Ordinary Resolution);

(d) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of ordinary shares that may be issued under paragraph (c) of this Ordinary Resolution, the percentage of issued ordinary shares shall be based on the issued ordinary shares in the capital of the Company at the time this Ordinary Resolution is passed, after adjusting for:

(i) new ordinary shares arising from the conversion or exercise of any convertible securities;

(ii) new ordinary shares arising from the exercise of share options or vesting of share awards which are outstanding or subsisting at the time this Ordinary Resolution is passed, provided the options or awards were granted in compliance with the Listing Manual of the SGX-ST; and

(iii) any subsequent consolidation or subdivision of ordinary shares;

and in relation to an Instrument, the number of ordinary shares shall be taken to be that number as would have been issued had the rights therein been fully exercised or effected on the date of the making or granting of the Instrument;

(e) in exercising the authority conferred by this Ordinary Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(f) (unless revoked or varied by the Company in general meeting) the authority conferred by this Ordinary Resolution shall continue in force until the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earlier.

8. That approval be and is hereby given to the Directors to offer and grant options in accordance with the provisions of the City Developments Share Option Scheme 2001 (the "Scheme") and to allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options granted under the Scheme provided that the aggregate number of ordinary shares to be issued pursuant to the Scheme shall not exceed 8% of the issued ordinary shares in the capital of the Company from time to time.

9. (a) That approval be and is hereby given for the purpose of Chapter 9 of the Listing Manual of the SGX-ST, for the Company, its subsidiaries and its associated companies that are not listed on the SGX-ST, or an approved exchange, over which the Company, its subsidiaries and/or its interested person(s), have control, or any of them, to enter into any of the transactions falling within the category of Interested Person Transactions, particulars of which are set out in the Company's Circular to Shareholders dated 28 April 2003 (the "Circular") with any party who is of the class or classes of Interested Persons described in the Circular, provided that such transactions are entered into in accordance with the review procedures for Interested Person Transactions as set out in the Circular, and that such approval (the "IPT Mandate"), shall unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and

(b) That the Directors of the Company and each of them be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they or he may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

(C) To transact any other business

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Singapore
28 March 2006

The Company had on 28 February 2006 advised that the Ordinary Shares Transfer Books and Register of Holders of ordinary shares of the Company will be closed on 5 May 2006. Duly completed registrable transfers received by the Company's Registrar, M & C Services Private Limited of 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 4 May 2006 will be registered to determine ordinary shareholders' entitlement to the dividends for the year ended 31 December 2005.

Directors have recommended a first and final dividend of 7.5 cents per ordinary share and a special ordinary dividend of 5.0 cents per ordinary share less 20% income tax in respect of the financial year ended 31 December 2005 for approval by ordinary shareholders at the Annual General Meeting to be held on 26 April 2006. The first and final ordinary dividend and special ordinary dividend, if approved, will be payable on 19 May 2006.

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at the registered office of the Company at 36 Robinson Road, #04-01 City House, Singapore 068877 not less than 48 hours before the time appointed for holding the Meeting.

3. Completion and return of this instrument appointing a proxy shall not preclude a member from attending and voting at the Meeting. Any appointment of a proxy or proxies shall be deemed to be revoked if a member attends the Meeting in person, and in such event, the Company reserves the right to refuse to admit any person or persons appointed under this instrument of proxy, to the Meeting.

4. Mr Ong Pang Boon, a Director retiring at the Meeting pursuant to Section 153 of the Companies Act, Chapter 50, has notified the Company that he will not be seeking re-appointment as a Director of the Company at the Meeting.

5. With reference to Ordinary Resolution 5(a) above, Mr Chee Keng Soon will, upon re-appointment as a Director of the Company, remain as Chairman of the Audit Committee, Nominations Committee and Remuneration Committee, and is considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

6. With reference to the Ordinary Resolution 5(b) above, Mr Tang See Chim will, upon re-appointment as a Director of the Company, remain as a member of the Audit Committee and Remuneration Committee, and is considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

7. The Ordinary Resolution proposed in 7 above, if passed, will empower the Directors of the Company from the date of the Meeting until the next Annual General Meeting to issue ordinary shares whether by way of rights, bonus or otherwise and/or make or grant Instruments that might require ordinary shares to be issued up to and not exceeding 50% of the issued ordinary shares in the capital of the Company, with an aggregate sub-limit of 20% of the issued ordinary shares in the capital of the Company for any issue of ordinary shares not made on a *pro-rata* basis to shareholders. This authority will expire at the conclusion of the next Annual General Meeting of the Company, unless previously revoked or varied at a general meeting.

8. The Ordinary Resolution proposed in 8 above, if passed, will empower the Directors of the Company to offer and grant options under the Scheme and to issue from time to time such number of ordinary shares in the capital of the Company pursuant to the exercise of share options under the Scheme subject to such limits or sub-limits as prescribed in the Scheme.

9. The Ordinary Resolution proposed in 9 above, if passed, will renew the IPT Mandate first approved by Shareholders on 29 May 2003 to facilitate the Company, its subsidiaries and its associated companies to enter into Interested Person Transactions, the details of which are set out in the Letter to Shareholders Accompanying this Notice. The IPT Mandate will continue in force until the conclusion of the next Annual General Meeting of the Company, unless previously revoked or varied at a general meeting.



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City Developments Limited
(Co. Reg. No. 196300316Z)
(Incorporated in the Republic of Singapore)

PROXY FORM

Important

1. For investors who have used their CPF monies to buy the Company's ordinary shares, this Summary Report/Annual Report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF Investors and holders of the Company's Preference shares and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF Investors who wish to attend the 43rd Annual General Meeting as OBSERVERS have to submit their requests through their respective Agent Banks so that their Agent Banks may register, in the required format, with the Company Secretary of City Developments Limited. (Agent Banks : please see note No. 8 on required format).

* I/We, ______________________________ with NRIC / Passport Number : ____________________

of ____

being a *member/members of City Developments Limited (the "Company"), hereby appoint

Name	Address	NRIC/ Passport Number	Proportion of Shareholdings (%)

*and/or

or failing *him/her, the Chairman of the Forty-Third Annual General Meeting of the Company ("AGM"), as *my/our *proxy/proxies to vote for *me/us on *my/our behalf at the AGM to be held at M Hotel Singapore, Function Room C, Level 2, 81 Anson Road, Singapore 079908 on Wednesday, 26 April 2006 at 3.00 p.m., and at any adjournment thereof. *I/We direct *my/our *proxy/proxies to vote for or against the Resolutions to be proposed at the AGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the AGM.

No.	Resolutions		For	Against
	ORDINARY BUSINESS:			
1.	Adoption of Reports and Financial Statements			
2.	Declaration of a Final Ordinary Dividend and a Special Ordinary Dividend			
3.	Approval of Directors' Fees and Audit Committee Fees			
4.	Re-election of Directors:	(a) Mr Chow Chiok Hock		
		(b) Mr Kwek Leng Peck		
5.	Re-appointment of Directors under Section 153(6) of the Companies Act, Chapter 50:	(a) Mr Chee Keng Soon		
		(b) Mr Tang See Chim		
6.	Re-appointment of KPMG as Auditors			
	SPECIAL BUSINESS:			
7.	Authority for Directors to issue ordinary shares and/or make or grant offers, agreements or options pursuant to the Companies Act, Chapter 50 and the listing rules of the Singapore Exchange Securities Trading Limited			
8.	Authority for Directors to offer and grant options and issue ordinary shares in accordance with the provisions of the City Developments Share Option Scheme 2001			
9.	Renewal of IPT Mandate for Interested Person Transactions			

Dated this ______ day of ____________________ 2006

No. of ordinary shares held

*Delete accordingly

Signature(s) of

Notes:

1. *Please insert the total number of ordinary shares held by you. If you have ordinary shares entered against your name in the Depository* Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number of ordinary shares. If you have ordinary shares registered in your name in the Register of Members, you should insert that number of ordinary shares. If you have ordinary shares entered against your name in the Depository Register and ordinary shares registered in your name in the Register of Members, you should insert the aggregate number of ordinary shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the ordinary shares held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

3. *Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding* (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 36 Robinson Road, #04-01 City House, Singapore 068877 not less than 48 hours before the time appointed for the AGM.

5. The instrument appointing a proxy or proxies must be signed by the appointor or his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a body corporate, it must be executed either under its seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy or proxies is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must be lodged with the instrument, failing which the instrument may be treated as invalid.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the AGM in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50.

7. The Company shall be entitled to reject the instrument of proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of ordinary shares entered in the Depository Register, the Company may reject any instrument of proxy or proxies lodged if the member, being the appointor, is not shown to have ordinary shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the AGM, as certified by The Central Depository (Pte) Limited to the Company.

8. Agent Banks *acting on the request of* CPF Investors *who wish to attend the AGM as Observers are required to submit in writing, a list* with details of the investors' name, NRIC/Passport Number, addresses and number of ordinary shares held. The list, signed by an authorised signatory of the agent bank, should reach the Company Secretary, at the registered office of the Company not less than 48 hours before the appointed time for the AGM.

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AGM
Proxy Form

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THE SECRETARY
CITY DEVELOPMENTS LIMITED
36 ROBINSON ROAD
#04-01 CITY HOUSE
SINGAPORE 068877

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City Developments Limited
(Co. Reg. No. 196300316Z)
(Incorporated in the Republic of Singapore)

REQUEST FORM

28 March 2006

Dear Ordinary/Preference Shareholder,

This notice accompanies a copy of the Summary Financial Report ("SFR") of City Developments Limited ("CDL" or the "Company") for the financial year ended 31 December 2005 ("FY 2005"). The SFR contains a review of the CDL Group for FY 2005. It also contains a summary of the audited financial statements of the Company and the Group for FY 2005.

The Directors' Report and the full financial statements of the Company and the Group for FY 2005 are set out in a separate report called the Annual Report ("AR") 2005. This report is available to all registered ordinary/preference shareholders of CDL at no cost upon request.

We will be sending you SFRs instead of ARs for so long as you are an ordinary/preference shareholder of CDL unless you indicate otherwise in the request form below. If you are receiving this SFR for the first time or you did not respond previously, and you wish to receive a copy of the AR for FY 2005 and/or for so long as you are an ordinary/preference shareholder, please complete the request form below by ticking the relevant box and returning the same to us by 4 April 2006. If we do not receive your request form, it would indicate that you do not wish to receive the AR for FY 2005 and for future financial years.

For ordinary/preference shareholders who have responded previously, you may change your previous request by ticking the appropriate box and returning the request form duly completed to us by 4 April 2006. Your latest request will supercede your earlier requests received by us.

Yours faithfully
For City Developments Limited

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

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To: City Developments Limited ("CDL")
Please tick only one box. Incomplete or improperly completed request will not be processed.

☐ Please send me/us the Annual Report for FY 2005.

☐ Please do not send me/us the Summary Financial Report and the Annual Report for future financial years for so long as I am an/we are ordinary/preference shareholder(s) of CDL.

☐ Please send me/us the Summary Financial Report and the Annual Report for future financial years for so long as I am an/we are ordinary/preference shareholder(s) of CDL.

Name(s) of shareholder(s): ____________________ ☐ Ordinary Shareholder

NRIC/Passport Number(s) : ____________________ ☐ Preference Shareholder

The shares in CDL are held by me under or through :
Please tick only one box.

☐ +CDP Securities Account Number : | 1 | 6 | 8 | 1 | - | | | | | - | | | | |

☐ *CPFIS Account

☐ Physical scrips



Address:____________________

Signature(s):____________________ Date: ____________________

Note: + This is only applicable if any of your shares in CDL is registered in the Depository Register maintained by The Central Depository (Pte) Limited.

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addressee.
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Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07243

CITY DEVELOPMENTS LIMITED
c/o The Central Depository (Pte) Limited
4 Shenton Way #02-01
SGX Centre 2
SINGAPORE 068807

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roduced by Group Corporate Affairs, Hong Leong Group Singapore & Corporate Communications Department, City Developments Limited
esigned by Zucchini Design Pte Ltd
rinted on Environmentally Friendly Paper

CITY DEVELOPMENTS LIMITED

Co. Reg. No. 196300316Z

www.cdl.com.sg



CITY DEVELOPMENTS LIMITED

(Co. Reg. No. 196300316Z)
(Incorporated in the Republic of Singapore)

Registered Office:

36 Robinson Road
#04-01 City House
Singapore 068877

28 March 2006

To: The Shareholders of City Developments Limited
("**Shareholders**")

Dear Sir/Madam

PROPOSED RENEWAL OF IPT MANDATE FOR INTERESTED PERSON TRANSACTIONS

We refer to the Notice of the Forty-Third Annual General Meeting of City Developments Limited ("**CDL**" or the "**Company**") ("**43rd AGM**") issued by the Company on 28 March 2006 (the "**Notice**") and Resolution 9 of the Notice which is an Ordinary Resolution to be proposed at the 43rd AGM for the renewal of the Company's IPT Mandate for interested person transactions.

1. Background

On 29 May 2003, the Company obtained shareholders' approval at an Extraordinary General Meeting of the Company ("**2003 EGM**") for the Company, its subsidiaries and its associated companies not listed on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") or an approved exchange, over which the Company, its subsidiaries and/or interested persons have control (collectively "**CDL EAR Group**"), to enter into transactions within the categories of Interested Person Transactions set out in the Company's circular to shareholders dated 28 April 2003, with such persons within the class or classes of Interested Persons as described in the said circular, provided that such transactions are entered into in accordance with the review procedures set out in the said circular (the "**IPT Mandate**"). The IPT Mandate was renewed at the Company's 41st Annual General Meeting held on 29 April 2004 and the 42nd Annual General Meeting held on 27 April 2005 (the "**42nd AGM**"). Given that such Interested Person Transactions are expected to occur with some degree of frequency and may arise at any time, and to allow the Group to undertake such transactions in an expeditious manner, shareholders' approval will be sought at the coming 43rd AGM of the Company for the renewal of the IPT Mandate.

2. Renewal of the IPT Mandate

Under Chapter 9 of the Listing Manual, a general mandate for transactions with interested persons is subject to annual renewal. The IPT Mandate approved at the 42nd AGM was expressed, unless revoked or varied by the Company in general meeting, to continue in force until the next Annual General Meeting of the Company, being the 43rd AGM, which is to be held on 26 April 2006. Accordingly, it is proposed that the IPT Mandate be renewed at the 43rd AGM, to take effect until the conclusion of the next annual general meeting of the Company to be held after the 43rd AGM.

The nature of the Interested Person Transactions and the classes of Interested Persons in respect of which the IPT Mandate is sought to be renewed remain unchanged.

Particulars of the IPT Mandate, including the rationale for, the benefits to be derived by the Company, as well as the review procedures for determining transaction prices with the specified classes of Interested Persons and other general information relating to Chapter 9 of the Listing Manual, are set out in Appendix A.

3. Interested Person Transactions conducted in the year ended 31 December 2005

Interested Person Transactions conducted by the CDL EAR Group for the year ended 31 December 2005 ("**FY2005**") were as follows:

Interested Persons	Aggregate value of all interested person transactions conducted in FY2005 under the IPT Mandate pursuant to Rule 920 (excluding transactions less than $100,000)	
Hong Leong Investment Holdings Pte. Ltd. group of companies	Property-related: (*leases, project management, property management and maintenance, marketing and accounting and administrative services*)	$2,399,520
	Financial and Treasury-related: (*inter-company loans*)	$489,994
	Total:	**$2,889,514**
Directors and their immediate family members		Nil

4. Audit Committee's Statement

The Audit Committee of the Company confirms that:

(a) the methods and procedures for determining the transaction prices of the Interested Person Transactions conducted under the IPT Mandate have not changed since the 2003 EGM; and

(b) the methods and procedures referred to in (a) above continue to be sufficient to ensure that these Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders.

5. Interests of Directors and Substantial Shareholders

The interests of the Directors and substantial shareholders of the Company in the issued shares of the Company, based on information extracted from the Register of Directors' Shareholdings and Register of Substantial Shareholders of the Company respectively as at 22 March 2006, the latest practicable date prior to printing of this letter, were as follows:

Directors		**No. of shares held**	**%**
Kwek Leng Beng	Ordinary	361,115	0.041
	Preference	144,445	0.044
Kwek Leng Joo	Ordinary	59,510	0.007
	Preference	100,000	0.030
Kwek Leng Peck	Ordinary	43,758	0.005
Tang See Chim	Ordinary	10,000	0.001
	Preference	4,000	0.001

Substantial Shareholders	**Direct No. of Ordinary shares**	**%**	**Deemed No. of Ordinary shares**	**%**
Hong Realty (Private) Limited ("**HR**")	30,170,931	3.387	27,791,598 [(1)]	3.120
Hong Leong Holdings Limited ("**HLH**")	144,261,343	16.194	17,770,202 [(2)]	1.995
Hong Leong Investment Holdings Pte. Ltd. ("**HLIH**")	140,169,335	15.735	290,307,547 [(3)]	32.589
Kwek Holdings Pte Ltd ("**KH**")	–	–	430,476,882 [(4)]	48.324
Davos Investment Holdings Private Limited ("**Davos**")	–	–	430,476,882 [(4)]	48.324
Aberdeen Asset Management plc and its subsidiaries	–	–	53,533,388 [(5)]	6.009
Aberdeen Asset Management Asia Ltd	–	–	45,812,388 [(6)]	5.143

Notes:

[(1)] HR is deemed under Section 7 of the Companies Act, Chapter 50 to have an interest in the 27,791,598 ordinary shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

[(2)] HLH is deemed under Section 7 of the Companies Act, Chapter 50 to have an interest in the 17,770,202 ordinary shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(3) HLIH is deemed under Section 7 of the Companies Act, Chapter 50 to have an interest in the 290,307,547 ordinary shares held directly and/or indirectly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof which includes (i) the 57,962,529 ordinary shares held directly and indirectly by HR; and (ii) the 162,031,545 ordinary shares held directly and indirectly by HLH, out of which 8,459,447 ordinary shares have been identified as ordinary shares in which HR is also deemed to have an interest in under note (1) above.

(4) KH and Davos are deemed under Section 7 of the Companies Act to have an interest in the 430,476,882 ordinary shares held directly and/or indirectly by HLIH in which they are entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(5) The deemed interest of Aberdeen Asset Management plc and its subsidiaries (the "Aberdeen Group") is based on the last notification to the Company on 8 February 2006 and relates to shares held by various accounts managed or advised by the Aberdeen Group whereby the Aberdeen Group is given proxy voting rights.

(6) The deemed interest of Aberdeen Asset Management Asia Ltd ("AAMAL") is based on the last notification to the Company on 8 December 2005 and relates to shares held by various accounts managed or advised by AAMAL whereby AAMAL is given proxy voting rights.

6. Recommendation

The Directors who are considered independent for the purposes of the proposed renewal of the IPT Mandate are Messrs Chee Keng Soon, Foo See Juan, Han Vo-Ta and Tang See Chim. They are of the opinion that the entry into of the Interested Person Transactions (as described in Section 6 of Appendix A) between the CDL EAR Group (as defined in Section 2 of Appendix A) and the Interested Persons (as described in Section 5 of Appendix A) in the ordinary course of business will be entered into to enhance the efficiency of the Group and are in the best interests of the Company. For the reasons set out in Sections 2 and 4 of Appendix A, they recommend that Shareholders vote in favour of Resolution 9 for the renewal of the IPT Mandate at the forthcoming 43rd AGM.

Directors of the Company will abstain from voting their shareholdings in the Company on Resolution 9 relating to the renewal of the IPT Mandate at the forthcoming 43rd AGM.

The relevant companies within the Hong Leong Investment Holdings Pte. Ltd. ("**HLIH**") group (which includes HLIH, a controlling shareholder of the Company and their associates), being Interested Persons under the IPT Mandate, will abstain from voting their respective shareholdings in the Company on Resolution 9 relating to the renewal of the IPT Mandate at the forthcoming 43rd AGM.

7. Directors' Responsibility Statement

The Directors collectively and individually accept responsibility for the accuracy of the information given in this letter (including Appendix A) and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this letter are fair and accurate and there are no material facts the omission of which would make any statement in this letter misleading.

Where information contained in this letter has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors has been to ensure that such information has been accurately and correctly extracted from these sources and reflected in this letter.

Shareholders who are in any doubt as to the action they should take, should consult their stockbrokers or other professional advisers immediately.

Yours faithfully
CITY DEVELOPMENTS LIMITED

KWEK LENG BENG
Executive Chairman

Note:

The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed in this letter.

THE IPT MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. CHAPTER 9 OF THE LISTING MANUAL

1.1 Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") ("**Chapter 9**") applies to transactions between a party that is an entity at risk and a counter party that is an interested person. The objective of Chapter 9 (as stated in Rule 901 of the Listing Manual) is to guard against the risk that interested persons could influence a listed company, its subsidiaries or associated companies to enter into transactions with interested persons that may adversely affect the interests of the listed company or its shareholders. The aforementioned terms "entity at risk", "interested person" and "associated companies" are defined below.

1.2 Main terms used in Chapter 9:

(a) An "**entity at risk**" means:

(i) the listed company;

(ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

(iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has or have control over the associated company.

(b) An "**associated company**" of a listed company means a company in which at least 20 per cent. but not more than 50 per cent. of its shares are held by the listed company or the listed group.

(c) An "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9.

(d) An "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder.

(e) An "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder of the listed company (being an individual) means an immediate family member (that is, the spouse, child, adopted child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder; the trustees of any trust of which the director and/or his immediate family, or the chief executive officer and/or his immediate family or the controlling shareholder and/or his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object; and any company in which the director and/or his immediate family, or the chief executive officer and/or his immediate family or the controlling shareholder and/or his immediate family has or have an aggregate interest (directly or indirectly) of 30 per cent. or more; and, where a controlling shareholder of the listed company is a corporation, its "associate" means its subsidiary or holding company or fellow subsidiary or a company in which it and/or such other companies taken together have (directly or indirectly) an interest of 30 per cent. or more.

(f) A "**chief executive officer**" of a listed company means the most senior executive officer who is responsible under the immediate authority of the board of directors for the conduct of the business of the listed company.

(g) A "**controlling shareholder**" of a listed company means a person who holds directly or indirectly 15 per cent. or more of the nominal amount of all voting shares in the listed company; or a person who in fact exercises control over a company.

(h) An "**interested person transaction**" means a transaction between an entity at risk and an interested person.

1.3 Materiality thresholds, announcement requirements and shareholders' approval

When Chapter 9 applies to a transaction with an interested person (except for any transaction which is below $100,000 in value and certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested person and are hence excluded from certain requirements of Chapter 9) and the value of the transaction alone or on aggregation with other transactions conducted with the interested person during the financial year reaches or exceeds certain materiality thresholds (which are based on the listed company's latest audited consolidated NTA[1]), the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for the transaction.

In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeding:

(a) 5 per cent. of the listed company's latest audited consolidated NTA[2]; or

(b) 5 per cent. of the listed company's latest audited consolidated NTA, when aggregated with the values of other transactions entered into with the same interested person (such term as construed under Chapter 9) during the same financial year. However, a transaction which has been approved by shareholders, or is the subject of aggregation with another transaction that has been approved by shareholders, need not be included in any subsequent aggregation.

1.4 Shareholders' general mandate

Chapter 9 allows a listed company to seek a mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials, but not in respect of the purchase or sale of assets, undertakings or businesses, which may be carried out with the listed company's interested persons.

2. INTRODUCTION AND RATIONALE FOR THE IPT MANDATE

2.1 Hong Leong Investment Holdings Pte. Ltd. ("**HLIH**"), the controlling shareholder of the Company, is also the ultimate holding company of two other publicly listed companies on the SGX-ST, namely, Hong Leong Asia Ltd. and Hong Leong Finance Limited. HLIH and its associates (the "**HLIH Group**") are interested persons of the Company.

2.2 Due to the size of the HLIH Group and the diversity of the activities of CDL and its subsidiaries (the "**Group**"), it is anticipated that:

(a) CDL;

[1] Based on the audited consolidated accounts of the Company and its subsidiaries for the financial year ended 31 December 2005, the audited consolidated NTA of the Group was $4,540,030,000.

[2] In relation to the Company, for the purposes of Chapter 9, in the current financial year and until such time that the audited consolidated accounts of the Company and its subsidiaries for the year ended 31 December 2005 are published by the Company, 5 per cent. of the latest audited consolidated NTA of the Group would be $227,001,500.

(b) subsidiaries of CDL that are not listed on the SGX-ST or an approved exchange; and

(c) associated companies of CDL that are not listed on the SGX-ST or an approved exchange, provided that the Group or the Group and its interested person(s), has or have control over the associated companies,

(together, the "**CDL EAR Group**"), or any of them, would, in the ordinary course of its businesses, enter into certain transactions with its interested persons. It is likely that such interested person transactions will occur with some degree of frequency and may arise at any time. Thus, the IPT Mandate is intended to facilitate transactions in the normal course of business of the CDL EAR Group falling within the categories of interested person transactions as set out in Section 6 below (the "**Interested Person Transactions**"), that are transacted from time to time with the interested persons as specified in Section 5 below (the "**Interested Persons**") provided that they are carried out at arm's length and on the Group's normal commercial terms and which are not prejudicial to the interests of the Company and its minority Shareholders.

3. SCOPE OF THE IPT MANDATE

3.1 The IPT Mandate will not cover any Interested Person Transaction which has a value below $100,000 as the threshold and aggregation requirements of Chapter 9 of the Listing Manual of the SGX-ST do not apply to such transactions.

3.2 Transactions with interested persons, which do not fall within the ambit of the IPT Mandate (including any renewal thereof), will be subject to the applicable provisions of Chapter 9 and/or any other applicable provisions of the Listing Manual.

4. BENEFITS OF THE IPT MANDATE

4.1 The Directors are of the view that it will be beneficial to the CDL EAR Group to transact or continue to transact with the Interested Persons, especially since the Interested Person Transactions are undertaken on an arm's length basis, on normal commercial terms consistent with the Group's usual business practices and policies and will not be prejudicial to the interests of the Company and its minority Shareholders.

4.2 Where the Interested Person Transactions relate to the provision to, and the obtaining from, Interested Persons of products or services as contemplated in Sections 6(a), (b) and (d), the CDL EAR Group will benefit from having access, where applicable, to competitive quotes from its Interested Persons as well as from unrelated third parties, and may also derive savings in terms of cost efficiencies and greater economies of scale in its transactions with Interested Persons. The provision of products and services to Interested Persons are also an additional source of revenue for the CDL EAR Group, provided that such products and services are provided on arm's length basis and on normal commercial terms. Where the Interested Person Transactions relate to financial and treasury transactions as contemplated in Section 6(c), the CDL EAR Group will benefit from the competitive quotes received from its Interested Persons, thus leveraging on the financial strength and credit standing of the Interested Persons.

4.3 The adoption of the IPT Mandate and the renewal of the same on an annual basis would eliminate the need for the Company to convene separate general meetings on each occasion to seek Shareholders' approval as and when such Interested Person Transactions with the Interested Persons arise, thereby reducing substantial administrative time and expenses associated with the convening of such meetings without compromising the corporate objectives of the Group. This would also enable the Group to maximise its business opportunities especially in commercial transactions which are time-sensitive in nature. At the same time, the Group would be able to channel the significant amount of administrative resources, including time and expenses, saved towards its other corporate objectives.

5. CLASSES OF INTERESTED PERSONS

5.1 The IPT Mandate will apply to transactions with the following classes of Interested Persons:

(a) the HLIH Group; and

(b) Directors, chief executive officer(s) and controlling shareholders of the Company (other than entities who fall under the HLIH Group described in paragraph (a) above) and their respective associates.

6. CATEGORIES OF INTERESTED PERSON TRANSACTIONS

The Interested Person Transactions between the CDL EAR Group and Interested Persons which will be covered by the IPT Mandate relate to recurrent transactions of a revenue or trading nature or those necessary for the Group's day-to-day operations, and are set out as follows:

(a) Property-related Transactions

Transactions within the ambit of this category comprise the leasing or rental of properties; the award of contracts to main contractors, suppliers and consultants for property development projects; and the provision and/or receipt of project management services; marketing and property agency services; cleaning, security and building maintenance services; property and estate management services including serviced apartments and serviced offices management services; and carpark management services.

(b) Management and Support Services

This category comprises transactions in relation to the receipt or provision of management services; legal; and financial advisory and consultancy services.

(c) Financial and Treasury Transactions

This category comprises transactions in relation to the placement of funds with Interested Persons, the borrowing of funds from Interested Persons, and the entry into foreign exchange, swap and option transactions with Interested Persons that do not fall under the exceptions to interested person transactions pursuant to Rule 915(6) and Rule 915(7) of Chapter 9[3]; and the subscription by the CDL EAR Group of debt securities issued by any Interested Person and the issue of debt securities by the CDL EAR Group to any Interested Person.

Pursuant to Rule 916(3) of Chapter 9, the provision of a loan by the CDL EAR Group to a joint venture with an Interested Person does not require the seeking of shareholders' approval provided that such loan is extended by all joint venture partners on the same terms and in proportion to their equity interest in the joint venture; the Interested Person does not have an existing equity interest in the joint venture prior to the participation of the CDL EAR Group in the joint venture; and the Company has announced that its Audit Committee is of the view that: (i) the provision of the loan is not prejudicial to the interests of the Company and its minority Shareholders; (ii) the risks and rewards of the joint venture are in proportion to the equity of each of the joint venture partners; and (iii) the terms of the joint venture are not prejudicial to the interests of the Company and its minority Shareholders.

[3] Pursuant to Rule 915(6) and Rule 915(7) of Chapter 9, the provision or receipt of financial assistance or services by or from a financial institution that is licensed or approved by the Monetary Authority of Singapore, on normal commercial terms and in the ordinary course of business does not constitute an interested person transaction which would require compliance with Rules 905, 906 and 907 of Chapter 9. Rule 905 relates to requirements for immediate announcement of interested person transactions, Rule 906 relates to requirements for seeking shareholders' approval for interested person transactions, and Rule 907 relates to requirements for disclosure of the aggregate value of interested person transactions in the listed company's annual report.

(d) General Transactions

This category comprises transactions in relation to the purchase and sale of goods including building materials, electronic and engineering equipment, building automation systems, computer systems (hardware and software), vehicles, parts and accessories, and the provision and receipt of after-sales services.

7. REVIEW PROCEDURES FOR INTERESTED PERSON TRANSACTIONS

7.1 In general, there are procedures established by the Group to ensure that Interested Person Transactions, which are reviewed and approved by the management, are undertaken on an arm's length basis, on normal commercial terms consistent with the Group's usual business practices and policies, are not prejudicial to the interests of the Company and its minority Shareholders, and on terms which are generally no more favourable to the Interested Persons than those extended to or received from unrelated third parties.

7.1.1 Property-related Transactions, Management and Support Services, and General Transactions

All Interested Person Transactions (other than the Financial and Treasury Transactions covered in Section 7.1.2 below) are to be carried out at the published or prevailing rates/prices of the service or product providers (including, where applicable, preferential rates/prices/discounts accorded to a class or classes of customers or for bulk purchases where the giving of such preferential rates/prices/discounts are commonly practiced within the applicable industry and may be similarly extended to unrelated third parties), on the service or product provider's usual commercial terms which may also be similarly extended to unrelated third parties, or otherwise in accordance with other applicable industry norms.

In addition, the CDL EAR Group will monitor the Interested Person Transactions (other than the Financial and Treasury Transactions covered in Section 7.1.2 below) as follows:

(a) Property-related Transactions comprising the award of contracts to main contractors, suppliers and consultants for property development projects

(i) an Interested Person Transaction under this sub-paragraph (a) with a value in excess of $10 million shall be reviewed and approved by the audit committee of the Company (the "**Audit Committee**") prior to the entry into of such Interested Person Transaction, or if it is expressed to be conditional on Shareholders' approval, prior to the completion of such Interested Person Transaction;

(ii) an Interested Person Transaction under this sub-paragraph (a) with a value below or equal to $10 million but in excess or equal to $100,000 shall be reviewed by the Audit Committee at its quarterly meetings; and

(iii) Interested Person Transactions under this sub-paragraph (a) shall be undertaken based on tenders which may be conducted for the award of such contracts with at least two bids from unrelated third parties to be obtained for comparison purposes. In the absence of tenders or the ability to obtain at least two bids for any tender, an Interested Person Transaction under this sub-paragraph (a) shall be undertaken based on comparison of rates/prices and terms offered by the Interested Person with the rates/prices and terms offered or generally quoted by at least two unrelated third parties who are engaged in providing similar services or products.

(b) Property-related Transactions comprising the leasing or rental of properties

(i) an Interested Person Transaction under this sub-paragraph (b) with a value in excess of $5 million shall be reviewed and approved by the Audit Committee prior to the entry into of such Interested Person Transaction, or if it is expressed to be conditional on Shareholders' approval, prior to the completion of such Interested Person Transaction;

(ii) an Interested Person Transaction under this sub-paragraph (b) with a value below or equal to $5 million but in excess or equal to $100,000 shall be reviewed by the Audit Committee at its quarterly meetings; and

(iii) Interested Person Transactions under this sub-paragraph (b) shall be entered into after comparison of rates quoted to at least two unrelated third parties (in the case of leases granted to Interested Persons) or comparison of rates quoted by or obtained from at least two unrelated third parties (in the case of leases granted by Interested Persons) and after taking into account the prevailing market rental rates for other properties within its vicinity of similar or comparable standing and facilities, the tenure of the lease, the area of the leased premises and any other factor which may affect the rental rates or terms of the lease.

(c) Property-related Transactions (other than those covered under sub-paragraphs (a) and (b) herein), Management and Support Services and General Transactions

(i) an Interested Person Transaction under this sub-paragraph (c) with a value in excess of $3 million shall be reviewed and approved by the Audit Committee prior to the entry into of such Interested Person Transaction, or if it is expressed to be conditional on Shareholders' approval, prior to the completion of such Interested Person Transaction;

(ii) an Interested Person Transaction under this sub-paragraph (c) with a value below or equal to $3 million but in excess or equal to $100,000 shall be reviewed by the Audit Committee at its quarterly meetings; and

(iii) Interested Person Transactions under this sub-paragraph (c) shall be entered into, where applicable:

(1) in the case of the provision of services or products by an Interested Person, based on tenders (with at least two bids from unrelated third parties to be obtained for comparison purposes) or comparison of rates and terms offered by or generally quoted by at least two unrelated third parties who are engaged in providing similar services or products; and

(2) in the case of the provision of services or products to an Interested Person, based on comparison of rates and terms offered to at least two unrelated third parties for transactions of a similar nature, size or complexity and taking into account the availability of resources, expertise or manpower for the performance of such services or provision of such goods and the existence of any cost and/or time saving factors.

(d) In the event that comparison quotations cannot be obtained in respect of the Interested Person Transactions covered under sub-paragraphs (a), (b) and (c) above (for example, where there are no unrelated third party providers or users of such services or products, or where the service or product is a proprietary item or due to the nature, speciality or confidentiality of the service or product to be supplied), such Interested Person Transactions shall be entered into only after the senior management staff of the relevant company in the CDL EAR Group (having no interest, direct or indirect, in the interested person transaction and having the authority in such company to approve the entering into of transactions of such nature and value), has evaluated and weighed the benefits of, and rationale for, transacting with the Interested Person and in their report submitted to the Audit Committee, confirmed that the price and terms offered to or by the Interested Person are fair and reasonable. In such evaluation and confirmation, the factors which may be taken into account include, but shall not be limited, to the following:

(i) in relation to the sale of goods or services to the Interested Person and as determined by the senior management staff of the relevant company in the CDL EAR Group and reported to the Audit Committee, the terms of supply should be in accordance with the CDL EAR Group's usual business practice and consistent with the margins obtained by the CDL EAR Group in its business operations or the margins obtained for the same or substantially the same type of transactions;

(ii) in relation to the purchase of goods or services from the Interested Person, the terms of supply will be compared to those for the same or substantially the same types of transactions entered into between the Interested Person and unrelated third parties. The review procedures in such cases may include where applicable, reviewing the standard price lists provided by the Interested Person to its customers for such products or services;

(iii) the efficiencies and flexibilities derived by the CDL EAR Group in transacting with the Interested Person as compared with transacting with unrelated third parties; and

(iv) prevailing industry norms.

7.1.2 Financial and Treasury Transactions

(a) Placement of Funds

In relation to the placement with any Interested Person by the CDL EAR Group of its funds, the Company will require that quotations be obtained from such Interested Person and at least two principal bankers or financial institutions of the Group ("**Principal Bankers**") for rates offered by such Principal Bankers for deposits of an amount and currency and for a period equivalent to that of the funds to be placed by the CDL EAR Group. The CDL EAR Group will only place its funds with such Interested Person provided that the interest rate quoted is not less than the highest of the rates quoted by such Principal Bankers and after evaluating and taking into account any factor that may materially and adversely affect the credit standing of the Interested Person with whom the funds are to be placed by the CDL EAR Group or the risks associated in the placement of such funds with the Interested Person, and such other factors relevant for consideration.

(b) Borrowing of Funds

In relation to the borrowing of funds from any Interested Person by a company within the CDL EAR Group, the Company will require that quotations be obtained from such Interested Person and at least two bankers of the borrowing company within the CDL EAR Group for rates offered by such bankers for loans of an amount and currency and for a period equivalent to that of the funds to be borrowed by such borrowing company within the CDL EAR Group. The CDL EAR Group will only borrow funds from such Interested Person provided that the interest rate quoted is not more than the lowest of the rates quoted by such bankers.

(c) Foreign Exchange, Swaps and Options

In relation to foreign exchange, swap and option transactions with any Interested Person by the CDL EAR Group, the Company will require that rate quotations be obtained from such Interested Person and at least two Principal Bankers. The CDL EAR Group will only enter into such foreign exchange, swap and option transactions with such Interested Person provided that such rates quoted are no less favourable than the rates quoted by such Principal Bankers.

(d) Subscription of Debt Securities

In relation to the subscription by the CDL EAR Group of debt securities issued by the Interested Persons, the CDL EAR Group will only enter into the subscription of such debt securities provided that the price(s) at which the CDL EAR Group subscribes for such debt securities will not be higher than the price(s) at which such debt securities are subscribed for by unrelated third parties.

In relation to the issue of debt securities by the CDL EAR Group to Interested Persons, the CDL EAR Group will only issue such debt securities to Interested Persons provided that the price(s) at which the CDL EAR Group issues such debt securities will not be lower than the price(s) at which such debt securities are issued to unrelated third parties.

In addition to the foregoing, the following threshold limits will be applied to ensure further monitoring by the Group of the Financial and Treasury Transactions entered into by the CDL EAR Group:

Placement of Funds and Subscription of Debt Securities

Where the aggregate of the outstanding principal amount of funds placed with, and debt securities subscribed from, the same Interested Person (as such term is construed under Chapter 9) shall at any time exceed the equivalent of 10 per cent. of the consolidated shareholders' funds of the Group (based on its latest audited accounts), each subsequent placement of funds with, or subscription of debt securities from, the same Interested Person shall require the prior approval of the Audit Committee.

Where the aggregate of the outstanding principal amount of funds placed with, and debt securities subscribed from, the same Interested Person does not at any time exceed the limit set out above, the placement of funds with, and subscription of debt securities from, that Interested Person will not require the prior approval of the Audit Committee but shall be reviewed by the Audit Committee at its quarterly meetings.

7.2 A register will be maintained by the Group to record all Interested Person Transactions (and the basis including the quotations, if any and where relevant, obtained to support such basis on which they are entered into) which are entered into pursuant to the IPT Mandate.

The Company shall, on a quarterly basis, report to the Audit Committee on all Interested Person Transactions, and the basis of such transactions, entered into with Interested Persons during the preceding quarter. The Audit Committee shall review such Interested Person Transactions at its quarterly meetings except where such Interested Person Transactions are required under the review procedures to be approved by the Audit Committee prior to the entry thereof.

7.3 The annual internal audit plan shall incorporate a review of the established review procedures for the monitoring of Interested Person Transactions entered into pursuant to the IPT Mandate.

The Audit Committee shall review the internal audit report on Interested Person Transactions to ascertain that the established review procedures to monitor Interested Person Transactions have been complied with. If, during a review by the Audit Committee, the Audit Committee is of the view that the established review procedures are not sufficient or have become inappropriate, in view of changes to the nature of, or the manner in which, the business activities of the CDL EAR Group are conducted, it will take such actions as it deems appropriate and/or institute additional procedures as necessary to ensure that future transactions of a similar nature are on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders, and the Company will revert to the Shareholders for a fresh mandate based on new review procedures for transactions with Interested Persons.

For the purpose of the review process, if a member of the Audit Committee has an interest in the transaction to be reviewed by the Audit Committee, he will abstain from any decision making by the Audit Committee in respect of that transaction. For example, where two members of the Audit Committee have an interest each in the transaction to be reviewed by the Audit Committee, the review of that transaction will be undertaken by the remaining member(s) of the Audit Committee.

8. EXPIRY AND RENEWAL OF THE IPT MANDATE

The IPT Mandate will take effect from the date of receipt of Shareholders' approval, and will (unless revoked or varied by the Company in general meeting) continue in force until the next annual general meeting of the Company and will apply to Interested Person Transactions entered into from the date of receipt of Shareholders' approval. Approval from Shareholders will be sought for the renewal of the IPT Mandate at each subsequent annual general meeting, subject to review by the Audit Committee of its continued application to the Interested Person Transactions.

If the Audit Committee is of the view that the review procedures under the IPT Mandate are not sufficient to ensure that the Interested Person Transactions are transacted on normal commercial terms and will be prejudicial to the interests of the Company and its minority Shareholders, the Company will seek a fresh mandate from the Shareholders based on new review procedures for Interested Person Transactions.

9. DISCLOSURE

In accordance with Chapter 9, the Company will disclose in its annual report the aggregate value of the Interested Person Transactions conducted pursuant to the IPT Mandate during the financial year (as well as in the Company's annual reports for subsequent financial years that the IPT Mandate continues to be in force). In addition, the Company will announce the aggregate value of the Interested Person Transactions conducted pursuant to the IPT Mandate for the financial periods which it is required to report on (pursuant to Rule 705 of the Listing Manual) within the time required for the announcement of such report. These disclosures will be in the form set out in Rule 907 of the Listing Manual.

Circular dated 28 March 2006

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker or other professional adviser immediately.

If you have sold all your shares in the capital of City Developments Limited, you should immediately hand this Circular and the enclosed Proxy Form to the stockbroker or agent through whom you effected the sale for transmission to the purchaser.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made or opinions expressed in this Circular.



CITY DEVELOPMENTS LIMITED

(Co. Reg. No. 196300316Z)
(Incorporated in the Republic of Singapore)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

(1) THE PROPOSED ADOPTION OF NEW ARTICLES OF ASSOCIATION OF THE COMPANY; AND

(2) THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

IMPORTANT DATES AND TIMES:

Last date and time for lodgment of Proxy Form	:	24 April 2006 at 3.30 p.m.
Date and time of Extraordinary General Meeting	:	26 April 2006 at 3.30 p.m. (or as soon thereafter as the Forty-Third Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place, is concluded or adjourned)
Venue of Extraordinary General Meeting	:	M Hotel Singapore Function Room C, Level 2 81 Anson Road Singapore 079908

DEFINITIONS

In this Circular, the following definitions apply throughout unless otherwise stated:

"Articles"	The Articles of Association of the Company
"Board"	The Board of Directors of the Company for the time being
"Bonus Warrants"	Bonus warrants which were issued by the Company pursuant to the terms and conditions set out in the Deed Poll dated 6 May 2004, and listed on the SGX-ST on 13 May 2004. Each warrant entitles the holder thereof to subscribe for one new Ordinary Share, subject to the terms and conditions set out in the Deed Poll
"Company"	City Developments Limited
"Companies Act"	The Companies Act, Chapter 50 of Singapore
"Companies Amendment Act"	The Companies (Amendment) Act 2005 of Singapore
"CDP"	The Central Depository (Pte) Limited
"Deed Poll"	Instrument executed by the Company dated 6 May 2004 constituting the Bonus Warrants and containing, *inter alia*, provisions for the protection of the rights and interests of the Warrant Holders
"Directors"	The Directors of the Company for the time being
"EGM"	The Extraordinary General Meeting of the Company, notice of which is set out on pages 87 to 89 of this Circular
"EPS"	Earnings per Ordinary Share
"Group"	The Company and its subsidiaries
"HLIH"	Hong Leong Investment Holdings Pte. Ltd.
"HLIH Group"	HLIH and its subsidiaries
"Income Tax Act"	Income Tax Act, Chapter 134 of Singapore
"Latest Practicable Date"	22 March 2006, being the latest practicable date prior to the printing of this Circular
"Listing Manual"	The Listing Manual of the SGX-ST
"Market Day"	A day on which the SGX-ST is open for trading in securities.
"Market Purchase"	An on-market purchase of Shares by the Company effected on the SGX-ST, through one or more duly licensed stockbrokers appointed by the Company for the purpose
"Maximum Price"	The maximum price to be paid for the Shares as determined by the Directors under paragraph 3.3.4 of the Letter to Shareholders contained in this Circular

"**NAV**"	Net Asset Value
"**Off-Market Purchase**"	An off-market purchase of Shares by the Company effected in accordance with an equal access scheme
"**Ordinary Shares**"	Ordinary shares in the capital of the Company
"**Ordinary Shareholders**"	Registered holders of Ordinary Shares, except that where the registered holder is CDP, the term "Ordinary Shareholders" shall, in relation to such Ordinary Shares, mean the Depositors whose securities accounts maintained with CDP are credited with the Ordinary Shares
"**Preference Shares**"	Non-redeemable convertible non-cumulative preference shares in the capital of the Company
"**SGX-ST**"	Singapore Exchange Securities Trading Limited
"**Share Options**"	Option to subscribe for new Ordinary Shares granted pursuant to the City Developments Share Option Scheme 2001
"**Share Purchase Mandate**"	The mandate to enable the Company to purchase or otherwise acquire its issued Shares
"**Shares**"	Ordinary Shares and Preference Shares
"**Shareholders**"	Registered holders of Shares, except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares, mean the Depositors whose securities accounts maintained with CDP are credited with the Shares
"**SIC**"	Securities Industry Council of Singapore
"**substantial shareholder**"	In relation to the Company, a person who has an interest in not less than 5% of the issued voting Ordinary Shares of the Company
"**Take-over Code**"	The Singapore Code on Take-overs and Mergers
"**Warrant Holders**"	Registered holders of the Bonus Warrants, except that where the registered holder is CDP, the term "Warrant Holders" shall, in relation to such Bonus Warrants, mean the Depositors whose securities accounts maintained with CDP are credited with the Bonus Warrants
"**$**" and "**cents**"	Singapore dollars and cents, respectively
"**%**" or "**per cent.**"	Percentage or per centum

The terms "**Depositor**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

CONTENTS

CITY DEVELOPMENTS LIMITED

(Co. Reg. No. 196300316Z)
(Incorporated in the Republic of Singapore)

Directors:

Kwek Leng Beng *(Executive Chairman)*
Kwek Leng Joo *(Managing Director)*
Chee Keng Soon
Chow Chiok Hock
Ong Pang Boon
Foo See Juan
Kwek Leng Peck
Han Vo-Ta
Tang See Chim

Registered Office:

36 Robinson Road
#04-01 City House
Singapore 068877

28 March 2006

To the Shareholders of City Developments Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 Summary.

The Directors have convened the EGM to be held on 26 April 2006 to seek Ordinary Shareholders' approval for the following proposals:

(a) the proposed adoption of new Articles; and

(b) the proposed renewal of the Share Purchase Mandate.

1.2 This Circular.

The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM.

2. THE PROPOSED ADOPTION OF NEW ARTICLES

2.1 Background.

The Companies Amendment Act, which came into operation on 30 January 2006, introduced a number of significant changes to the Companies Act. Some of the key changes include the abolition of the concepts of par value and authorised capital, and allowing repurchased shares to be held as treasury shares. With the abolition of the concept of par value, shares of a company will no longer have any par (or nominal) value. Accordingly, the concepts of share premium and the issue of shares at a discount have also been abolished.

The Companies Amendment Act also introduced the concept of treasury shares. Consequently, shares which are the subject of a share repurchase by a company may be held by that company as treasury shares instead of being cancelled. For so long as the repurchased shares are held in treasury, the right to attend and vote at meetings and the right to dividend or other distributions will be suspended.

2.2 **Adoption of New Articles of Association.**

Alterations are thus proposed to the Articles in order to update them generally and to be in line with the changes to the regulatory framework. The Company is also taking the opportunity to streamline and rationalise certain other provisions in the Articles. As many articles are proposed to be altered in this exercise, the Directors are therefore proposing that a new set of Articles ("**New Articles**") incorporating all the alterations which take into account the amendments introduced by the Companies Amendment Act, as well as for updating purposes, be adopted.

2.3 **The proposed alterations.**

The text of the Articles which are proposed to be altered are set out in the Appendix to this Circular. A summary of the main proposed alterations to the Articles is set out below.

(a) ***Article 2***

Article 2 is the interpretation section of the Articles, and is proposed to be altered to provide for the following:

(i) that the expression "treasury shares" is to have the meaning ascribed to it in the Companies Act, namely, shares which were (or are treated as having been) purchased by the Company in circumstances in which Section 76H of the Companies Act applies, and have been held by the Company continuously since the treasury shares were so purchased;

(ii) that, except where otherwise expressly provided in the Articles, references in the Articles to "holders" of shares or a class of shares shall exclude the Company in relation to shares held by it as treasury shares; and

(iii) that a new definition of "Statutes" is to be inserted to mean the Companies Act and every other act for the time being in force concerning companies and affecting the Company.

In the interests of clarity, drafting changes are also proposed to Article 2 to provide, *inter alia*, that any reference in the Articles to any enactment is a reference to that enactment as for the time being amended or re-enacted and that the headnotes are inserted for convenience only and shall not affect the construction of the Articles.

To streamline the Articles, it is also proposed that the definition for "Market Day" in Article 9 (which deals with the issue of share certificates) be transposed to the definition section in Article 2, and Article 4A (which deals with the allotment of shares) is proposed to be altered to delete the reference to the definition of "market day" in Article 9 in view of the proposed insertion of such definition in Article 2. The definition of "SGX-ST" is also proposed to be extended to include any successor entity or body thereof for the time being.

(b) ***Article 3***

Article 3, which states the authorised share capital of the Company, is proposed to be deleted in view of the abolition of the concept of authorised capital pursuant to the Companies Amendment Act.

(c) ***Article 4***

Article 4(a)(i) provides that no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the members of the Company in a General Meeting. Article 4(a)(i) is proposed to be deleted as such a provision is no longer required by the Listing Manual to be included in the Articles. The deletion of Article 4(a)(i) would not, however, eliminate compliance obligations with applicable listing requirements of the SGX-ST that govern such matters.

Article 4(a) further provides that no shares shall be issued at a discount except in accordance with the provisions of the Companies Act, and is proposed to be altered to delete the reference to issuance of shares at a discount in view of the abolition of the concept of par value by the Companies Amendment Act.

Article 4(b) deals with preference shares. Article 4(b) provides, *inter alia*, that where preference shares are issued, the total nominal value of issued preference shares shall not exceed the total nominal value of issued ordinary shares. To obviate the need to alter this Article in the event that such proportion is revised by the SGX-ST in the future, it is proposed that Article 4(b) be altered to provide that preference shares may be issued subject to such limitation thereof as may be prescribed by any stock exchange upon which shares in the Company may be listed.

Drafting changes are also proposed to Article 4(c) to make clear that the Company has the power to issue further preference shares ranking equally with, or in priority to, preference shares already issued.

In conjunction with the proposed deletion of Article 3, it is also proposed that Article 4 be re-numbered as Article 3.

(d) ***New Article 4***

A new provision on treasury shares is proposed to be inserted as Article 4. This new provision will state that the Company may not exercise any right in respect of treasury shares other than as provided by the Companies Act but that subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Companies Act.

(e) ***Article 4A***

Article 4A, which deals, *inter alia*, with the time-line within which the Directors shall allot shares pursuant to an application for shares, is proposed to be altered to provide that such time-line includes such other period as may be approved by any stock exchange upon which shares in the Company may be listed.

(f) ***Article 4B***

Article 4B sets out the terms and conditions of the Preference Shares. In view of the abolition of the concepts of share premium and par value by the Companies Amendment Act, certain provisions in Article 4B relating to share premium and definitions of "issue amount", "issue premium" and "conversion ratio" are proposed to be altered to align them with the current regulatory framework.

(g) ***Articles 5 and 6***

Article 5 provides that the Company may exercise the powers of paying commissions on the issue of shares conferred by the Companies Act, and may also pay such brokerage as may be lawful. Although Section 69 of the Companies Act relating to the power to pay commissions has been repealed pursuant to the Companies Amendment Act, the Company may nevertheless retain a power to pay commissions or brokerage under the Articles. Article 5 is thus proposed to be altered to provide that the Company may pay commissions or brokerage on any issue of shares at such rate or amount and in such manner as the Directors may deem fit.

Article 6 provides that if any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a long period, the Company may, subject to the conditions and restrictions of the Companies Act, pay interest on so much of the share capital as is for the time being paid up. In line with Section 78 of the Companies Act, as amended by the Companies Amendment Act, it is proposed that Article 6 be altered to make it clear that the power to pay interest on capital does not extend to any shares held in treasury.

(h) ***Article 7***

Article 7(a) deals with the registration of not more than three persons as the registered holder of a share, except in the case of executors or administrators of the estate of a deceased member. Drafting changes are proposed to Article 7(a) to make clear that the exception applies similarly to trustees of an estate of a deceased member.

(i) ***Article 8***

Article 8 provides that only the registered holder of a share (other than CDP) entered in the Register of Members or Depository Register shall be recognised to have an absolute right to the share. It is proposed that Article 8 be altered to extend these provisions to a nominee of CDP, in addition to CDP, and to provide that the Company shall not be required to recognise any interest to any fractional part of a share.

(j) ***Articles 9 and 10***

Articles 9(a) and 10 deal with the issuance of share certificates, and are proposed to be altered to delete the references to stamp duty payable on share certificates since under current law, no stamp duty is payable on share certificates. Article 9(a) is also proposed to be altered to provide that a share certificate has to be issued and ready for delivery within ten market days (or such other period as may be approved by any stock exchange upon which shares in the Company may be listed) following the closing date of any application for shares or the lodgement of a registrable transfer of physical scrip.

Article 9(e) provides, *inter alia*, that every share certificate must specify the number and class of shares to which it relates and the amount paid up thereon. It is proposed that Article 9(e) be altered to provide that the amount (if any) unpaid on the shares must also be specified in the share certificate, to be in line with Section 123 of the Companies Act, as amended by the Companies Amendment Act. Article 9(e) is also proposed to be altered to provide that such share certificates shall bear the autographic or facsimile signatures of one Director and the Secretary or a second Director or some other person appointed by the Directors, and such signatures may be reproduced by mechanical, electronic or other method approved by the Directors.

(k) ***Article 11***

Article 11 deals with, *inter alia*, the Company's lien on shares which are not fully paid. Article 11 is proposed to be altered to provide that such lien shall be restricted to unpaid calls and instalments upon the specific shares in respect of which such moneys are due and unpaid, and to such moneys as the Company may be called upon by law to pay in respect of the shares of the member or deceased member, in line with current requirements of the Listing Manual.

(l) ***Article 14***

Drafting changes are proposed to Article 14, which deals with the transfer of shares subject to a lien, to delete the provisions relating to the application of the purchase money and title to such shares as these are addressed in Article 40.

(m) ***Articles 20 and 21***

Article 20 deals with calls on members in respect of any moneys unpaid on their shares. It is proposed that Article 20 be altered to remove the references to amount of share or premium in line with the abolition of the concept of par value pursuant to the Companies Amendment Act.

Article 21 deals with the payment of calls in advance, and is proposed to be altered to provide that such payment in advance of calls shall extinguish *pro tanto* the liability upon the shares in respect of which it is made, and to make clear that Directors may pay interest on the amount paid in advance of calls.

(n) ***Articles 24 and 40***

Article 24 provides that an instrument of transfer in respect of which the transferee is CDP will be effective even though it is not signed or witnessed by or on behalf of CDP. Article 40 provides that a declaration in respect of a share duly forfeited or surrendered or sold to satisfy a lien of the Company, together with a receipt by the Company for the consideration in respect of such share and the share certificate relating thereto delivered to a purchaser or to CDP shall constitute good title to the share. It is proposed that Articles 24 and 40 be altered to extend the provision to a nominee of CDP, in addition to CDP.

(o) ***Articles 23 and 26***

Article 23(a) provides, *inter alia,* that for the purposes of registering a transfer, the instrument of transfer must be left at the registered office of the Company. A drafting change is proposed to Article 23(a) to provide that the instrument of transfer shall be delivered to the Company, or such other place as the Directors may appoint.

A drafting change is proposed to Article 26(a) to streamline its provisions to the effect that there shall be no restriction on the transfer of fully paid up shares except where required by law or by the rules, bye-laws and/or listing rules of, or governing, any stock exchange upon which shares in the Company may be listed. In line with Rule 733 of the Listing Manual, Article 26(a) is also proposed to be altered to reduce the timeline for serving a notice of refusal to register a transfer from one month to ten market days.

In line with current requirements relating to e-stamping of documents chargeable with stamp duty, Article 26(b) is proposed to be altered to provide that the Directors may refuse to register any instrument of transfer of shares tendered for registration unless the amount of stamp duty with which each instrument of transfer is chargeable has been paid.

(p) ***Article 27***

Article 27 provides that the Directors may decline to register any transfer or issue any new share certificates under Article 9 where a member transfers part only of the shares comprised in a certificate unless certain conditions are met. Article 27 is proposed to be deleted as these conditions are already addressed in Article 9.

A new provision is proposed to be inserted as Article 27 to provide that the Company shall be entitled to destroy all instruments of transfer which have been registered at any time after the expiration of six years from the date of registration, all dividend mandates and notifications of change of address at any time after the expiration of six years from the date of recording, and all share certificates which have been cancelled at any time after the expiration of six years from the date of the cancellation.

(q) ***Article 28***

Drafting changes are proposed to Article 28, which relates to the closure of the transfer books, to provide that the Register of Members may be closed at such times (if any) and for such period .as the Directors may from time to time determine, in accordance with the Companies Act.

(r) ***Articles 34, 35, 36, 37, 38 and 39***

Articles 34, 35, 36, 37, 38 and 39 deal with the forfeiture of non-fully paid shares which are due and unpaid, and it is proposed that these Articles be expanded to allow for a surrender of such shares which are liable to be forfeited. Article 37 is further proposed to be altered to make clear that a share so forfeited or surrendered shall become the property of the Company. Article 38 is also proposed to be altered to provide that in

respect of calls on partly paid shares which are due but unpaid at the time of forfeiture or surrender, the Directors may at their absolute discretion enforce payment without any deduction or allowance for the value of the shares at the time of forfeiture or surrender or waive payment in whole or in part.

(s) ***Article 41***

In view of the abolition of the concept of par value by the Companies Amendment Act, drafting changes are proposed to Article 41 which deals with the conversion of paid-up shares into stock and re-conversion of such stock into paid-up shares, the transfer of stock, and rights of stockholders. It is proposed that Article 41(a) be altered to delete the reference to "denomination" in relation to shares re-converted from stock, Article 41(b) be altered to remove the reference to "normal amount" of shares, and Articles 41(b) and 41(c) be altered to replace references to "amount of stock" with "number of stock units".

(t) ***Article 42***

Article 42 provides that the Company may, *inter alia*, increase its share capital by the creation of new shares, consolidate and divide all or any of its share capital into shares of larger amount than its existing shares, convert its paid-up shares into stock and reconvert that stock into paid-up shares of any denomination, sub-divide its shares into shares of smaller amount, and cancel any shares that have not been taken or agreed to be taken or which have been forfeited. It is proposed that these provisions be altered to delete the references to the "amount" of shares in conjunction with the abolition of the concept of par value pursuant to the Companies Amendment Act and to delete those provisions relating to the increase in share capital and cancellation of shares in conjunction with the abolition of the concept of authorised capital pursuant to the Companies Amendment Act.

Article 42 further provides that the Company may reduce its share capital, capital redemption reserve fund, share premium account or other distributable reserve in any manner as authorised by law. It is proposed that the references to the capital redemption reserve fund and the share premium account be deleted from Article 42 since, under the Companies Amendment Act, any amounts standing to the credit of the Company's capital redemption reserve and share premium account become part of its share capital, and to clarify that the Company may reduce any undistributable reserve or otherwise alter its share capital in any manner subject to law. Article 42 is proposed to be further altered to provide that upon cancellation of any share purchased or otherwise acquired by the Company pursuant to a power in the Articles for the purchase or acquisition of its issued shares by the Company, the amount of share capital of the Company shall be reduced by the extent to which any such cancelled share was purchased or acquired out of the capital of the Company.

(u) ***Article 42A***

Article 42A provides that the Company may, subject to and in accordance with the statutes, purchase or otherwise acquire its issued shares, options, stocks, debentures, debenture stocks, bonds, obligations, securities, and all other equity, derivative, debt and financial instruments issued by it. Consequential changes are proposed to Article 42A to cater for the holding of any purchased or acquired shares in treasury in accordance with the Companies Act, as amended by the Companies Amendment Act. Article 42A is also proposed to be re-numbered as Article 42(b).

(v) ***Article 43***

Article 43(a) provides that the Company may increase its share capital by the creation of new shares. It is proposed that Article 43(a) be deleted as the concepts of par value and authorised capital have been abolished by the Companies Amendment Act.

Article 43(b) deals with offers of new shares to existing members. This is proposed to be altered to replace the reference to "amount" of existing shares with a reference to "number" of existing shares following the abolition of the concept of par value by the Companies Amendment Act.

Article 43(c) relates to the general share issue mandate. It provides that the Company may by Ordinary Resolution give to the Directors a general authority to issue shares and to make or grant offers, agreements or options that might or would require shares to be issued, including the creation and issue of warrants, debentures or other instruments convertible into shares, and (notwithstanding that such authority may have ceased to be in force) to issue shares in pursuance of an instrument made or granted while the authority was in force.

Article 43(c) further provides that the aggregate number of shares that may be issued pursuant to the Ordinary Resolution cannot exceed 50% of the issued share capital of the Company, of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders does not exceed 20% of the issued share capital of the Company. For these purposes, the percentage of the issued share capital is to be based on the issued share capital of the Company at the time that the Ordinary Resolution is passed, after adjusting for (i) new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the Ordinary Resolution is passed, and (ii) any subsequent consolidation or sub-division of shares.

The specific limits and manner of calculation currently contained in Article 43(c) track the specific provisions of Rule 806 of the Listing Manual. Article 43(c) is proposed to be altered to delete the reference to these specific limits and manner of calculation, and to instead provide that the aggregate number of shares which may be issued pursuant to the general share issue mandate is to be subject to such limits and manner of calculation as may be prescribed by the SGX-ST from time to time.

The proposed alteration to Article 43(c) will obviate the need for the Company to alter its Articles as and when the relevant provisions of the Listing Manual relating to the general share issue mandate are altered by the SGX-ST. Any Ordinary Resolution passed pursuant to Article 43(c), as proposed to be altered, will continue to be subject to the specific limits and manner of calculation prescribed by the Listing Manual from time to time.

(w) ***Article 44***

Article 44 provides that any new share capital shall be considered as part of the original share capital and shall be subject to the provisions of the Articles with reference to payment of calls, lien, transfer, transmission, forfeiture and otherwise. Article 44 is proposed to be altered to provide that such new shares shall be subject to the provisions of the statutes with reference to the same matters, and to delete the references to "original share capital" pursuant to the abolition of the concept of authorised capital pursuant to the Companies Amendment Act.

(x) ***Article 45***

Article 45, which deals with the variation of rights, is proposed to be altered to remove all references to nominal value of shares in view of the abolition of the concept of par value by the Companies Amendment Act, and to make clear that preference capital, other than redeemable preference capital, may be repaid.

(y) ***Articles 46, 47, 49 and 50***

Drafting changes are proposed to Articles 46 and 47 to make it clear that an annual general meeting shall be held once in every calendar year, and that any other General Meetings shall be called extraordinary general meetings.

Article 49, which relates to notices of General Meetings, is proposed to be altered to provide that notice of General Meetings need not be given to members who are not entitled to receive such notices under the provisions of the Companies Act, as amended by the Companies Amendment Act. This is to make clear that no notice of General Meeting needs to be given to the Company where it is a member by reason of its holding of its shares as treasury shares.

Drafting changes are also proposed to Article 49 to set out the requirements upon which a General Meeting is deemed duly called notwithstanding that it has been called by shorter notice, content of notices, and to make clear that the obligation to advertise the notice of any General Meeting in the daily press and to give notice of any General Meeting to any stock exchange on which shares in the Company may be listed, subsists only for so long as shares in the Company are listed on any such stock exchange.

Article 50 deals with routine business of an annual general meeting. Drafting changes are proposed to Article 50 to make clear that this includes the re-appointment of Auditors, and the appointment and re-appointment of Directors to fill vacancies arising at the meeting on retirement whether by rotation or otherwise.

(z) ***Article 51***

Article 51 provides that two or more members present in person or by proxy shall form a quorum at a General Meeting. It is proposed that Article 51 be clarified by providing that a proxy representing more than one member shall only count as one member for the purpose of determining the quorum, and where a member is represented by more than one proxy, such proxies shall count as only one member for the purpose of determining the quorum.

(aa) ***Articles 52 and 53***

Drafting changes are proposed to Article 52, which relates to the adjournment of General Meetings for lack of quorum, to provide that a General Meeting may be adjourned to such other day, time or place as the Directors may by not less than ten days' notice appoint. Drafting changes are also proposed to Article 53, which relates to the chairman of General Meetings, to make clear that if there is no such chairman or if he is not present at any General Meeting within 15 minutes or if he is unwilling to act, the Directors may choose one of their number to be chairman.

(bb) ***Article 56***

In line with the abolition of the concept of par value and introduction of the concept of treasury shares pursuant to the Companies Amendment Act, Article 56 is proposed to be altered to provide that a poll can be demanded by a member present in person or by proxy and holding not less than 10% of the total number of paid-up shares of the Company (excluding treasury shares).

(cc) ***Articles 57 and 60***

Article 57, which relates to the conduct of a poll, is proposed to be altered by transposing the provisions of existing Article 60 to Article 57, and to further provide that the chairman of the General Meeting may (and if so directed by the General Meeting shall) appoint scrutineers and may adjourn the General Meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

A new provision relating to amendments of resolutions is proposed to be inserted as Article 60 to add clarity in relation to such proceedings.

(dd) ***Articles 61, 65 and 66***

Article 61 provides that subject and without prejudice to any special privileges or restrictions as to voting attached to any special class of shares, each member entitled to vote at a General Meeting may vote in person or by proxy. It is proposed that Article 61 be altered to make it subject also to Article 4 (as proposed to be altered) which will provide that the Company shall not exercise any right (including the right to attend and vote at General Meetings) in respect of treasury shares other than as provided by the Companies Act.

A new provision relating to the admissibility of votes is proposed to be set out in Article 65, to provide that no objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote is objected to is or may be given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes.

Article 66(b) relates to the appointment of representatives by corporate members to attend and vote at General Meetings of the Company. It is proposed that Article 66(b) be altered to provide that a corporate representative shall, subject to the Companies Act, be deemed to be present in person at any meeting of the Company or of any class of members of the Company. This alteration is proposed for consistency with Section 179(4) of the Companies Act which stipulates that where a person present at a meeting is authorised to act as the representative of a corporation by virtue of an authority given under Section 179(3), and the person is not otherwise entitled to be present at the meeting, the corporation shall be deemed to be personally present at the meeting for the purposes of Section 179(1).

(ee) ***Articles 62, 67 and 68***

Articles 62, 67 and 68 deal with instruments appointing proxies. A drafting change is proposed to Article 62 to provide that the signature on an instrument appointing a proxy need not be witnessed. Articles 67 and 68 are proposed to be altered to clarify that the time frame for the deposit of such instruments similarly applies in the event of a poll taken otherwise than on the same day as a General Meeting or an adjourned General Meeting, and Article 67 is proposed to be further altered to provide that an instrument of proxy relating to more than one General Meeting (including any adjournment thereof) having been so delivered for the purposes of such meeting shall not be required again to be delivered for the purposes of any subsequent meeting to which it relates.

(ff) ***Articles 69 and 70***

A drafting change is proposed to Article 69 to delete the names of the first Directors as these are no longer required by the Companies Act to be reflected in the Articles. Consequential amendments are proposed to Article 70.

(gg) ***Article 73***

Article 73 provides that a Director may, with the consent of a majority of the other Directors, appoint a person to be his Alternate Director, and generally regulates matters relating to the function of an Alternate Director. It is proposed that Article 73 be expanded to clarify the extent of the powers of an Alternate Director, and to make clear that an Alternate Director shall not, except in the circumstances provided by the Articles, have power to act as a Director nor shall he be deemed to be a Director for the purposes of the Articles.

(hh) ***Article 74***

Drafting changes are proposed to Article 74, which deals with the remuneration of Directors, to provide that the remuneration (i.e., fees) of the Directors as determined by the Company in General Meeting shall be divisible among the Directors as they may agree (unless the resolution approving such remuneration otherwise provides), or failing agreement, equally. Article 74 is also proposed to be altered to make clear that a Director who holds any other office or place of profit under the Company (except that of Auditor) or who (through him or a firm in which he is a member) acts in a professional capacity for the Company may retain for his own use and benefit all profits and advantages accruing to him in consequence thereof.

(ii) ***Article 75***

A drafting change is proposed to Article 75, which deals with situations where the office of a Director shall be automatically vacated, to replace the reference to "receiving order" with "bankruptcy order".

(jj) ***Articles 76 and 77***

Articles 76 and 77 relate to the appointment, cessation, remuneration and powers of a Managing Director. In line with current requirements of the Listing Manual, drafting changes are proposed to provide that the provisions of these Articles also extend to a person holding an equivalent position in the Company to that of a Managing Director.

A new provision relating to the appointment of Directors to executive offices and matters incidental thereto is proposed to be included in Article 77 to give the Directors the express power to appoint members of their body to executive offices, to vest powers in such persons and to determine their appointment and cessation.

(kk) ***Article 80***

Article 80(a) relating to the deemed re-election of retiring Directors is proposed to be altered to make it clear that a Director shall not be deemed re-elected if he is disqualified under the Companies Act from holding office as a Director.

Article 80(c) deals with the election of persons as new Directors at a General Meeting, and is proposed to be altered to clarify that specified timelines for a nomination notice of a person for election and the consent of the candidate of his willingness to be elected to be lodged at the registered office shall be exclusive of the date on which the notice is given.

(ll) ***Article 82***

Article 82 relates to the general power of the Directors to manage the Company's business. Drafting changes are proposed to align Article 82 with Section 157A(2) of the Companies Act, which provides that the directors of a company may exercise all the powers of the company except any power that the Companies Act or the memorandum and articles of the company require the company to exercise in general meeting.

(mm) ***Article 83***

Article 83 provides that the Directors may secure the payment or repayment of borrowings by, *inter alia*, the issue of debentures or otherwise. Article 83 is proposed to be altered to remove all references to par, discount and premium in line with the abolition of the concept of par value pursuant to the Companies Amendment Act.

(nn) ***Articles 84 and 85***

Article 84 relates to Directors' proceedings in case of vacancies, and is proposed to be altered to provide that if there are no Directors willing or able to act, any two members may summon a General Meeting for the purpose of appointing Directors.

A drafting change is proposed to Article 85, which deals with the keeping of Registers, to delete the reference to "increase of capital" pursuant to the abolition of the concept of authorised share capital pursuant to the Companies Amendment Act.

(oo) ***Articles 86A and 86***

Articles 86A and 86 deal with declarations by Directors of their interests in contracts of the Company, Directors' voting rights in relation to such contracts and Directors' ability to hold places of profit in the Company. These Articles are proposed to be altered to replace references to "contracts" and "contracting" with "transactions" and "transacting" respectively, to align with Section 156 of the Companies Act.

(pp) ***Articles 89 and 90***

Article 89 provides, *inter alia*, for the participation by Directors at Board meetings by means of a conference telephone or similar communications equipment whereby all persons participating in the meeting can hear each other, without a Director having to be in the physical presence of another Director or Directors. Hence, a Director may take part in the Board's deliberations and decision-making process even if he is unable to be physically present at the Board meeting. It is proposed that Article 89 be expanded to provide clarity with respect to matters such as including such participating Directors in the quorum for the meeting and determining the place where the meeting is deemed to be held.

Article 90 deals with the calling of Board meetings, and is proposed to be altered to provide that notices of Board meetings shall be given to all Directors whether or not in Singapore, and that any Director may waive notice of any such Board meetings.

(qq) ***Article 93***

Article 93 relates to the validity of acts done by any meeting of Directors, or of a committee of Directors, or by any person acting as a Director, notwithstanding that there was some defect in the appointment of any such Director or person acting as aforesaid. A drafting change is proposed to Article 93 to make it clear that it also applies to acts done by any person acting as a member of any committee of Directors.

(rr) ***Article 94***

Drafting changes are proposed to Article 94, which *inter alia*, relates to the Directors' obligation to cause proper minutes of the Company to be made of all General Meetings of the Company, to make clear that the obligation also applies to resolutions and proceedings of all General Meetings of the Company and of any class of members of the Company.

(ss) ***Article 96***

Article 96, which relates to the appointment of a Secretary, is proposed to be altered to make it clear that two or more persons may be appointed as Joint Secretaries and to make clear that the appointment and duties of a Secretary or Joint Secretaries shall not conflict with the provisions of the Companies Act. A drafting clarification is also proposed to provide that any Secretary appointed pursuant to this Article may be removed by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

(tt) ***Article 97***

Drafting changes are proposed to Article 97(b), which deals with the affixation of a common seal, to make clear that signatures to certificates for shares or debentures or other securities of the Company to which a common seal shall be affixed may be dispensed with or affixed by some method or system of mechanical signature or other method approved by the Directors.

(uu) ***Article 98A***

Article 98A empowers the authentication or certification of company documents by any Director, Company Secretary or any other person appointed by the Directors for such purpose. Drafting clarifications are proposed to Article 98A to make clear that such company documents include resolutions passed by the Company, the Directors or any committee.

(vv) ***Article 99***

Article 99, which provides for the apportionment of dividends according to the amounts paid up or credited as paid up on the shares, is proposed to be altered in view of the abolition of the concept of par value by the Companies Amendment Act. Article 99 as altered will provide that all dividends are to be paid in proportion to the number of shares held, and that where shares are partly paid, all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid.

(ww) ***Article 100***

Article 100 relates to the declaration of interim and final dividends. Drafting changes are proposed to streamline and clarify these provisions, to make clear that all dividends may only be paid out of the profits of the Company and that moneys payable on or in respect of a share shall not also bear interest against the Company.

(xx) ***Article 104B***

Article 104B provides, *inter alia*, that any dividends or other moneys payable on or in respect of a share of the Company which are unclaimed after a period of six years from the date they are first payable may be forfeited, and if so, shall revert to the Company. Drafting changes are proposed to Article 104B to streamline its provisions and to make it clear that where CDP returns any such unclaimed dividends or moneys to the Company, a Depositor shall not have any right or claim against the Company in respect of such returned unclaimed dividends or moneys.

(yy) ***Article 105***

Articles 105 deals with the capitalisation of profits and reserves. Article 105 is proposed to be altered to permit the issue of bonus shares for which no consideration is payable, and to delete the references to the capital redemption reserve fund and the share premium account since, under the Companies Amendment Act, any amounts standing to the credit of the Company's capital redemption reserve and share premium account become part of its share capital. Article 105 is proposed to be further expanded to permit the issue of bonus shares for which no consideration is payable and the capitalisation of profits and reserves, in each case, on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by the Company in General Meeting, and on such terms as the Directors shall think fit.

(zz) ***Article 108***

Article 108, which deals, *inter alia*, with the furnishing of accounts to persons who are entitled to receive notices from the Company, is proposed to be altered to make clear that the Company is not obliged to send a copy of such documents to more than one of any joint holders or to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of these documents have not been sent shall be entitled to receive a copy free of charge on application at the registered office.

(aaa) ***Article 109***

Article 109 relates to audits of the Company's accounts and Auditors generally, and is proposed to be altered, *inter alia*, to provide clarity as to the validity of acts done by any person acting as Auditor notwithstanding that there was some defect in his appointment, and the right of Auditors to attend General Meetings and receive notices and other communications relating to General Meetings.

(bbb) ***Articles 110, 112 and 113***

Article 110 deals with the service of notices and documents on members and other persons entitled to receive notices or documents from the Company. The Companies Act was amended effective 1 April 2004 to provide for documents required under the Companies Act or the memorandum and articles of association of a company to be given, sent or served on members, auditors and officers of a company, to be so given, sent or served using electronic communications. Article 110 is proposed to be updated to provide for service of notices and documents to be effected by electronic communications in accordance with Sections 387A and 387B of the Companies Act or any applicable regulations or procedures. Consequential alterations are proposed to be made to Article 113.

Drafting changes are proposed to Article 112, which deals with entitlement to notices, to expand the scope of documents that a member who (having no registered address within Singapore) has not supplied to the Company or (as the case may be) the Depository an address within Singapore shall not be entitled to receive from the Company.

(ccc) ***Article 115***

Article 115 deals with the winding up of the Company. Article 115 is proposed to be altered to provide that the Liquidator may vest any part of the assets of the Company in trustees upon such trusts for the benefit of members as the Liquidator shall think fit, but no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

To facilitate the administration of a winding up of the Company, it is also proposed that Article 115 be expanded to require any member who is not for the time being in Singapore to serve notice in writing on the Company appointing some person in Singapore for the service of notices and process in relation to or under the winding up, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person in his stead.

(ddd) ***Article 116***

Article 116 deals with the indemnification by the Company of its officers, including any Director, Auditor or Secretary, in the execution and discharge of their duties. Drafting changes are proposed to Article 116 to clarify the scope and extent of such indemnity, subject to the overriding provisions of the Companies Act.

(eee) ***Article 117***

New Article 117 is proposed to be inserted to make clear the restrictions on disclosure to members of any information, *inter alia*, respecting any detail of the Company's trade or which may relate to the conduct of the business of the Company and which the Directors consider inexpedient in the interest of the Company to communicate to the public save as may be authorised by law or required by the listing rules of the SGX-ST.

(fff) ***Miscellaneous***

Minor editorial and non-substantive alterations have been proposed to other Articles for consistency. These are set out in the New Articles which is available for inspection at the registered office of the Company.

2.4 **Shareholders' approval.**

The proposed adoption of the New Articles is subject to Ordinary Shareholders' approval, and will be proposed as a Special Resolution at the EGM.

3. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

3.1 **Background.**

At the Forty-Second Annual General Meeting of the Company held on 27 April 2005 ("**2005 AGM**"), Ordinary Shareholders had approved, *inter alia*, the renewal of the Share Purchase Mandate to enable the Company to purchase or otherwise acquire its issued Shares. The rationale for, authority and limitations on, and the financial effects of, the Share Purchase Mandate were set out in the Company's letter to shareholders dated 28 March 2005 and Ordinary Resolution 8 set out in the Notice of 2005 AGM.

The Share Purchase Mandate was expressed to take effect from the passing of the Ordinary Resolution at the 2005 AGM and will expire on the date of the forthcoming Forty-Third Annual General Meeting to be held on 26 April 2006. Accordingly, Ordinary Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the EGM, immediately following the Forty-Third Annual General Meeting of the Company convened to be held on the same date.

Since the renewal of the Share Purchase Mandate at the 2005 AGM, the Company has not purchased or acquired any Shares under the Share Purchase Mandate.

3.2 **Rationale for the Share Purchase Mandate.**

The Share Purchase Mandate will give the Directors the flexibility to purchase Shares, if and when circumstances permit, with a view to enhancing the earnings per Ordinary Share and/or the net asset value per Ordinary Share of the Company. The Directors believe that share purchases also provide the Company and its Directors with an alternative to facilitate the return of surplus cash over and above its ordinary capital requirements and exercise greater control over the Company's share capital structure.

The Directors further believe that share purchases may bolster confidence of Ordinary Shareholders and/or holders of Preference Shares. With the Share Purchase Mandate, the Directors will have the ability to purchase Shares on the SGX-ST, where appropriate, to stabilise the demand for the Shares and to buffer against short-term share price volatility due to market speculation.

Purchases of Shares by the Company will be made only in circumstances where it is considered to be in the best interests of the Company. Further, the Directors do not propose to carry out share purchases to such an extent that would, or in circumstances that might, result in a material adverse effect on the financial position of the Company or Group, or result in the Company being delisted from the SGX-ST.

3.3 **Authority and Limits of the Share Purchase Mandate.**

The authority and limitations placed on the purchase or acquisition of issued Shares by the Company under the Share Purchase Mandate are summarised below:

3.3.1 ***Maximum Number of Shares***

Only Shares which are issued and fully paid may be purchased or acquired by the Company under the Share Purchase Mandate.

Subject to the Companies Act, the Share Purchase Mandate will authorise the Company, from time to time, to purchase such number of Shares which represent up to:

(i) in the case of Ordinary Shares, a maximum of 10% of the total number of issued Ordinary Shares of the Company; and

(ii) in the case of Preference Shares, a maximum of 10% of the total number of issued Preference Shares of the Company,

as at the date of the EGM at which the renewal of the Share Purchase Mandate is approved.

Following the introduction of the Companies Amendment Act, any of the Company's Ordinary Shares which are held as treasury shares will be disregarded for purposes of computing the 10% limit.

3.3.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, by the Company from the date of the EGM up to the earlier of:

(i) the date on which the next annual general meeting of the Company is held or required by law to be held; or

(ii) the date on which the authority conferred by the Share Purchase Mandate is varied or revoked in General Meeting.

3.3.3 ***Manner of Purchase***

Purchases or acquisitions of Shares may be made by way of Market Purchases and/or Off-Market Purchases.

Market Purchases refer to purchases of Shares by the Company effected on the SGX-ST through the Central Limit Order Book (CLOB) trading system, through one or more duly licensed stockbrokers appointed by the Company for the purpose.

Off-Market Purchases refer to purchases of Shares by the Company made under an equal access scheme or schemes for the purchase of Shares. The Directors may impose such terms and conditions, which are not inconsistent with the Share Purchase Mandate, the Listing Manual, the Companies Act or the Memorandum of Association and the Articles, as they consider fit in the interests of the Company in connection with or in relation to an equal access scheme or schemes. Under the Companies Act, an equal access scheme must satisfy all the following conditions:

(i) the offers for the purchase or acquisition of shares under the scheme are to be made to every person who holds shares to purchase or acquire the same percentage of their shares;

(ii) all of those persons have a reasonable opportunity to accept the offers made to them; and

(iii) the terms of all the offers are the same except that there shall be disregarded:

(aa) differences in consideration attributable to the fact that the offers relate to shares with different accrued dividend entitlements;

(bb) differences in consideration attributable to the fact that the offers relate to shares with different amounts remaining unpaid; and

(cc) differences in the offers introduced solely to ensure that each person is left with a whole number of shares.

In addition, the Listing Manual provides that in making an Off-Market Purchase, a listed company must issue an offer document to all shareholders containing, *inter alia*:

(1) the terms and conditions of the offer;

(2) the period and procedures for acceptances;

(3) the reasons for the proposed share purchases;

(4) the consequences, if any, of share purchases by the listed company that will arise under the Take-over Code or other applicable take-over rules;

(5) whether the share purchases, if made, could affect the listing of the listed company's shares on the SGX-ST; and

(6) details of any share purchases made by the listed company in the previous 12 months (whether Market Purchases or Off-Market Purchases), giving the total number of shares purchased, the purchase price per share or the highest and lowest prices paid for the purchases, where relevant, and the total consideration paid for the purchases.

3.3.4 ***Maximum Purchase Price***

The purchase price (excluding brokerage, stamp duties, applicable goods and services tax and other related expenses) to be paid for the Shares will be determined by the Directors. However, the purchase price must not exceed:

(i) in the case of a Market Purchase, 105% of the Average Closing Price (as defined below); and

(ii) in the case of an Off-Market Purchase, 120% of the Highest Last Dealt Price (as defined below),

("**Maximum Price**").

For the above purposes:

"**Average Closing Price**" means the average of the closing market prices of the Ordinary Shares or Preference Shares (as the case may be) over the last five Market Days on the SGX-ST, on which transactions in the Ordinary Shares or Preference Shares were recorded, immediately preceding the day of the Market Purchase by the Company, and deemed to be adjusted for any corporate action that occurs after such 5-Market Day period;

"**Closing Market Price**" means the last dealt price for an Ordinary Share or Preference Share (as the case may be) transacted through the SGX-ST's Central Limit Order Book (CLOB) trading system as shown in any publication of the SGX-ST or other sources;

"**Highest Last Dealt Price**" means the highest price transacted for an Ordinary Share or Preference Share (as the case may be) as recorded on the SGX-ST on the Market Day on which there were trades in the Ordinary Shares or Preference Shares immediately preceding the day of the making of the offer pursuant to the Off-Market Purchase; and

"**day of the making of the offer**" means the day on which the Company announces its intention to make an offer for the Off-Market Purchase of Ordinary Shares or Preference Shares (as the case may be) from Ordinary Shareholders or holders of Preference Shares, stating the purchase price (which shall not be more than the Maximum Price for an Off-Market Purchase, calculated on the foregoing basis) for each Ordinary Share or Preference Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

3.4 **Source of Funds.**

In purchasing or acquiring Shares, the Company may only apply funds legally available for such purchase or acquisition in accordance with the Articles and applicable laws in Singapore. Previously, any payment made by the Company in consideration of the purchase or acquisition of its own Shares may only be made out of the Company's distributable profits. The Companies Amendment Act now permits the Company to also purchase or acquire its own Shares out of capital, as well as from its distributable profits.

The Company intends to use internal resources and/or external borrowings to finance purchases or acquisitions of its Shares under the Share Purchase Mandate. The Directors do not intend to exercise the Share Purchase Mandate to such extent as would have a material adverse effect on the working capital requirements or the gearing levels of the Group. In determining whether to undertake any purchases or acquisitions of Shares under the Share Purchase Mandate, the Directors will take into account, *inter alia*, the prevailing market conditions, the financial position of the Group and other relevant factors.

3.5 **Status of Purchased or Acquired Shares.**

Under the Companies Act, as amended by the Companies Amendment Act, Preference Shares which are purchased or acquired by the Company will be deemed cancelled immediately on purchase or acquisition. Ordinary Shares purchased or acquired by the Company may be held or dealt with as treasury shares or cancelled. As such, cancelled Shares purchased or acquired by the Company will be automatically delisted by the SGX-ST, and certificates in respect thereof will be cancelled and destroyed by the Company as soon as practicable following settlement of any such purchase or acquisition.

Some of the provisions on treasury shares under the Companies Act, as amended by the Companies Amendment Act, are summarised below:

3.5.1 ***Maximum Holdings***

The number of Ordinary Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Ordinary Shares.

3.5.2 ***Voting and Other Rights***

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote in respect of treasury shares and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. Also, a sub-division or consolidation of any treasury share into treasury shares of a smaller or larger amount is allowed so long as the total value of the treasury shares after the sub-division or consolidation is the same as before.

3.5.3 ***Disposal and Cancellation***

Where Ordinary Shares purchased or acquired by the Company are held as treasury shares, the Company may at any time:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

3.6 **Financial Effects.**

The financial effects on the Company and the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia,* whether the Shares are purchased or acquired out of capital or distributable profits of the Company, the aggregate number of Shares purchased or acquired, the consideration paid at the relevant time and whether the Shares purchased or acquired are held in treasury or cancelled. The financial effects on the Company and the Group based on the audited financial accounts of the Group for the financial year ended 31 December 2005 are based on the assumptions set out below:

3.6.1 ***Purchase or Acquisition out of Capital or Distributable Profits***

Under the Companies Act, as amended by the Companies Amendment Act, purchases or acquisitions of Shares by the Company may be made out of the Company's capital or distributable profits so long as the Company is solvent.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of distributable profits, such consideration (excluding related brokerage, goods and services tax, stamp duties and clearance fees) will correspondingly reduce the amount available for the distribution of cash dividends by the Company. Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of cash dividends by the Company will not be reduced.

The purchases or acquisitions of Shares by the Company will reduce the cash reserves and/or increase the borrowings of the Company and the Group, thereby reducing the working capital and shareholders' funds of the Company and the Group. As a result of this, the gearing ratio of the Company and the Group will increase and the current ratios will decrease on the assumption that the additional external borrowings obtained, if any, are classified as current liabilities.

3.6.2 ***Maximum Price Paid for Shares Acquired or Purchased***

Based on the existing number of issued Ordinary Shares and Preference Shares in the capital of the Company as at the Latest Practicable Date, the exercise in full of the Share Purchase Mandate would result in the purchase of 89,082,142 Ordinary Shares (representing 10% of the total number of issued Ordinary Shares in the capital of the Company) and 33,087,425 Preference Shares (representing 10% of the total number of issued Preference Shares in the capital of the Company).

In the case of Market Purchases by the Company and assuming that the Company purchases or acquires the 89,082,142 Ordinary Shares at the Maximum Price of $10.54 for one Ordinary Share (being the price equivalent to 5% above the Average Closing Price as at the Latest Practicable Date) and the 33,087,425 Preference Shares at the

Maximum Price of $1.78 for one Preference Share (being the price equivalent to 5% above the Average Closing Price as at the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 89,082,142 Ordinary Shares and 33,087,425 Preference Shares is approximately $997.8 million.

In the case of Off-market Purchases by the Company and assuming that the Company purchases or acquires the 89,082,142 Ordinary Shares at the Maximum Price of $12.12 for one Ordinary Share (being the price equivalent to 20% above the Highest Last Dealt Price as at the Latest Practicable Date) and the 33,087,425 Preference Shares at the Maximum Price of $2.04 for one Preference Share (being the price equivalent to 20% above the Highest Last Dealt Price as at the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 89,082,142 Ordinary Shares and 33,087,425 Preference Shares is approximately $1,147.2 million.

3.6.3 ***Whether the underlying Shares are cancelled or held in treasury***

The financial effects on the Group arising from purchases or acquisitions of Shares will also depend on whether the Shares purchased or acquired are cancelled or held in treasury.

For illustrative purposes only, on the basis that the Company purchases or acquires 89,082,142 Ordinary Shares and 33,087,425 Preference Shares by way of Market Purchases made out of profits and/or capital and held in treasury for Ordinary Shares purchased or acquired and cancelled for Preference Shares purchased or acquired, and that the Share Purchase Mandate had been effective on 1 January 2005, the financial effects on the audited financial accounts of the Group and the Company for the financial year ended 31 December 2005 would have been as follows:

Market Purchases made out of profits and/or capital and held in treasury for Ordinary Shares purchased or acquired and cancelled for Preference Shares purchased or acquired

	GROUP		COMPANY	
As at 31 December 2005	**Before Purchase of Ordinary Shares and Preference Shares $'000**	**After Purchase of Ordinary Shares and Preference Shares[1],[8] $'000**	**Before Purchase of Ordinary Shares and Preference Shares $'000**	**After Purchase of Ordinary Shares and Preference Shares[1],[8] $'000**
Share Capital[1]	1,953,268	1,454,357	1,940,146	1,441,235
NAV	4,547,816	3,549,994	3,760,532	2,762,710
Current Assets[2]	3,297,217	3,194,297	2,727,878	2,624,958
Current Liabilities[2]	1,625,867	2,520,769	965,285	1,860,187
Working Capital	1,671,350	673,528	1,762,593	764,771
Net Borrowings[2],[3]	3,027,268	4,025,090	955,563	1,953,385
Number of Ordinary Shares[7]	890,821,427	801,739,285	890,821,427	801,739,285
Weighted Average Number of Ordinary Shares	886,896,101	797,813,959	886,896,101	797,813,959
Financial Ratios				
NAV per Ordinary Share ($)	5.11	4.43	4.22	3.45
Basic EPS (Ordinary) (cents)[4]	21.10	23.50	10.20	11.40
Net Gearing (times)[5]	0.67	1.13	0.25	0.71
Current Ratio (times)[6]	2.03	1.27	2.83	1.41

Notes:

[1] Assuming no Preference Shares are converted and no further Bonus Warrants are exercised. With the abolishment of the concept of par value under Companies (Amendment) Act 2005 which is effective on 30 January 2006, the share premium as at 31 December 2005 has been included as part of Share Capital.

[2] Assuming the purchases or acquisitions of Ordinary Shares and Preference Shares are funded using all available cash and cash equivalents (excluding project accounts) of the Company and the balance via bank borrowings. For the purpose of this calculation, we have not taken into account any interest foregone on the utilised cash and cash equivalents, or any interest payable on the additional borrowings.

[3] Net borrowings refers to the aggregate borrowings from banks and financial institutions, and finance lease creditors, after deducting cash and cash equivalents. Unamortised balance of transaction costs have not been deducted from the gross borrowings.

[4] Basic EPS is based on the net attributable profit and the weighted average number of Ordinary Shares as at 31 December 2005.

[5] Net gearing is computed based on the ratio of net borrowings to shareholders' funds.

[6] Current ratio is computed based on the ratio of current assets to current liabilities.

[7] Number of Ordinary Shares refers to number of issued and paid-up Ordinary Shares as at Latest Practicable Date.

[8] The funds used for effecting the number of Shares acquired or purchased are taken from capital (50%) and out of accumulated profits (50%).

Shareholders should note that the financial effects set out above, based on the respective aforementioned assumptions, are for illustration purposes only. In particular, it is important to note that the above analysis is based on the latest audited financial statements of the Group for the financial year ended 31 December 2005, and is not necessarily representative of the future financial performance of the Group or the Company. In addition, the actual impact will depend on the actual number and price of Shares that may be acquired or purchased by the Company as well as how the purchase or acquisition is funded, and the Company may not carry out the Share Purchase Mandate to the full 10% mandate.

3.7 **Taxation.**

Purchase or Acquisition of Ordinary Shares

Under Section 10J of the Income Tax Act, a Singapore company which purchases or acquires its own ordinary shares using its distributable profits is deemed to have paid a dividend to its shareholders from whom the shares are purchased. Where a company purchases or acquires its own shares using its distributable profits under the Companies Act, it will therefore be regarded as having paid a dividend to shareholders from whom such shares are purchased or acquired. Where a company acquires or purchases its ordinary shares using its contributed capital, the payment made to shareholders shall not be regarded as a payment of dividends to shareholders.

So long as the company is on the imputation system of corporate taxation, the company would be able to pay (a) exempt dividend out of its exempt dividend account; or (b) taxable dividends in accordance with the provisions of Section 44A of the Income Tax Act. Taxable dividends paid or deemed paid by the company pursuant to Section 44A would need to be franked at the prevailing corporate tax rate (currently 20%).

At the earlier of (a) the election made by the company to opt out of the imputation system; (b) the exhaustion of the Section 44A franking credits; and (c) 31 December 2007, the company will fall under the one-tier tax regime for the payment of dividend. Under this regime, all dividends paid by the company out of its distributable reserves would be tax exempt in the hands of shareholders.

The tax treatment of the receipt from a share purchase in the hands of shareholders is set out below.

Where the buyback is undertaken by way of a Market Purchase through a special trading counter established by the SGX-ST, the proceeds received by a shareholder will be regarded as a dividend if:

(a) the shares sold through the special trading counter were not acquired by the shareholder through any securities lending or repurchase arrangement;

(b) the shareholder has beneficially owned the shares for a continuous period of at least 183 days ending immediately before the day of the sale of the shares through the special trading counter;

(c) the shareholder has furnished to the Comptroller of Income Tax, or such other person as the Comptroller of Income Tax may direct, a declaration relating to the ownership and other particulars of the shares sold in such form and manner as may be approved by the Comptroller of Income Tax; and

(d) the company has complied with such requirements as may be imposed by the Comptroller of Income Tax.

Where the buyback is undertaken by way of an Off-Market Purchase in accordance with an equal access scheme authorised in advance by the company in general meeting, the proceeds received by the shareholder will be regarded as a dividend provided that the shareholder has not obtained the shares under a securities lending or repurchase arrangement.

In all other cases, the proceeds that the shareholder receives from the buyback will be treated as proceeds from the disposal of shares and not a dividend. Whether or not such proceeds are taxable in the hands of such shareholders will depend on whether such proceeds are receipt of an income or capital nature. Where the proceeds received by the shareholder is treated as a dividend, and the dividend is paid under the imputation system, shareholders will be assessed to tax on the gross amount of the notional dividend and be allowed a credit-franking amount (which is currently 20%) of the gross dividend.

Preference Shares Redemption

As the Preference Shares are non-redeemable, Section 10K of the Income Tax Act detailing the tax consequences of redemption of redeemable shares is not relevant.

Purchase or Acquisition of Preference Shares

Under Section 10M of the Income Tax Act, a Singapore company which purchases or acquires its own shares of a preferential nature using its distributable profits is deemed to have paid a dividend to its shareholders from whom the shares of a preferential nature are purchased or acquired. Where a company purchases or acquires its own shares of a preferential nature using its distributable profits under the Companies Act, it will therefore be regarded as having paid a dividend to shareholders from whom such shares are purchased or acquired. Where a company acquires or purchases its own shares of a preferential nature using its contributed capital, the payment made to shareholders shall not be regarded as a payment of dividends to shareholders.

So long as the company is on the imputation system of corporate taxation, the company would be able to pay (a) exempt dividend out of its exempt dividend account; or (b) taxable dividends in accordance with the provisions of Section 44A of the Income Tax Act. Taxable dividends paid or deemed paid by the company pursuant to Section 44A would need to be franked at the prevailing corporate tax rate (currently 20%). This would be the requirement until the company falls under the one-tier tax regime, as described in the preceding section on "Purchase or Acquisition of Ordinary Shares".

Notwithstanding that any purchase or acquisition by a company of its shares of a preferential nature would be regarded as the payment of a dividend from the company's perspective, the receipt from such purchase or acquisition in the hands of the relevant shareholders would not be deemed to be dividends.

Shareholders should note that the foregoing does not constitute, and should not be regarded as constituting, advice on the tax position of any Shareholder. Shareholders who are in doubt as to their respective tax positions or any tax implications, including those who may be subject to tax in a jurisdiction outside Singapore, should consult their own professional advisers.

3.8 **Listing Manual.**

The Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST, in such reporting format as prescribed by the SGX-ST or the Listing Manual, not later than 9.00 a.m. (a) in the case of a Market Purchase, on the Market Day following the day of purchase of any of its shares; and (b) in the case of an Off-Market Purchase under an equal access scheme, on the second Market Day after the close of acceptances of the offer. The Listing Manual restricts a listed company from purchasing shares by way of a Market Purchase at a price which is more than 5% above the Average Closing Market Price (as defined in Paragraph 3.3.4). Hence, the Maximum Price for the purchase or acquisition of Shares by the Company by way of a Market Purchase complies with this requirement.

Although the Listing Manual does not prescribe a maximum price in relation to purchase or acquisition of shares by way of an Off-Market Purchase, the Company has set a cap of 20% above the Highest Last Dealt Price of an Ordinary Share or Preference Share (as the case may be) as the Maximum Price for an Ordinary Share or Preference Share to be purchased or acquired by way of an Off-Market Purchase.

While the Listing Manual does not expressly prohibit any purchase or acquisition of shares by a listed company during any particular time or times, the Company will not undertake any purchase or acquisition of Shares pursuant to the Share Purchase Mandate at any time after any matter or development of a price sensitive nature has occurred or has been the subject of a decision until such price sensitive information has been publicly announced. In particular, in line with the best practices guide on securities dealings issued by the SGX-ST, the Company will not purchase or acquire any Shares during the period of two weeks before the announcement of the Company's financial statements for each of the first three quarters of its financial year, and one month before the announcement of the Company's financial statements for the full financial year (as the case may be).

The Listing Manual requires a listed company to ensure that at least 10% of any class of its listed equity securities (excluding preference shares and convertible equity securities) is at all times held by public shareholders. Under the Listing Manual, "public" is defined as persons other than the directors, substantial shareholders, chief executive officer or controlling shareholders of the company and its subsidiaries, as well as the associates of such persons.

As at the Latest Practicable Date, approximately 51.47% of the issued Ordinary Shares were held by public Ordinary Shareholders. In the event that the Company purchases the maximum of 10% of its issued Ordinary Shares from such public Ordinary Shareholders, the resultant percentage of the issued Ordinary Shares held by public Ordinary Shareholders would be reduced to approximately 46.07%. Accordingly, the Directors are of the view that there is, at present, a sufficient number of Ordinary Shares in issue held by public Ordinary Shareholders that would permit the Company to potentially undertake purchases or acquisitions of the Ordinary Shares through Market Purchases up to the full 10% limit pursuant to the Share Purchase Mandate without affecting adversely the listing status of the Ordinary Shares on the SGX-ST, and that the number of Ordinary Shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity or adversely affect orderly trading of the Ordinary Shares.

3.9 **Obligation to Make a Take-Over Offer.**

(a) As the Preference Shares do not carry general voting rights, there will be no Take-over Code implications arising from the purchase or acquisition by the Company of Preference Shares pursuant to the Share Purchase Mandate.

(b) If, as a result of any purchase or acquisition of Ordinary Shares made by the Company under the Share Purchase Mandate, an Ordinary Shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purpose of Rule 14 of the Take-over Code. Consequently, an Ordinary Shareholder or group of Ordinary Shareholders acting in concert could obtain or consolidate effective control of the Company and become obliged to make a take-over offer for the Company under Rule 14.

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Unless the contrary is established, the following persons will, *inter alia,* be presumed to be acting in concert: (a) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts); and (b) a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies and companies of which such companies are associated companies, all with each other. For this purpose, a company is an associated company of another company if the second-mentioned company owns or controls at least 20% but not more than 50% of the voting rights of the first-mentioned company.

The circumstances under which Ordinary Shareholders, including Directors, and persons acting in concert with them, respectively, will incur an obligation to make a take-over offer after a purchase or acquisition of Ordinary Shares by the Company are set out in Rule 14 and Appendix 2 of the Take-over Code.

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that unless exempted (or if exempted, such exemption is subsequently revoked), Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of a purchase or acquisition of Ordinary Shares by the Company:

(i) the percentage of voting rights held by such Directors and their concert parties in the Company increase to 30% or more; or

(ii) if the Directors and their concert parties hold 30% or more but less than 50% of the Company's voting rights, and their voting rights increase by more than 1% in any period of six months.

Under Appendix 2 of the Take-over Code, an Ordinary Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing its Ordinary Shares, the voting rights of such Ordinary Shareholder would increase to 30% or more, or, if such Ordinary Shareholder holds 30% or more but less than 50% of the Company's voting rights, the voting rights of such Ordinary Shareholder would increase by more than 1% in any period of six months. Such Ordinary Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Shareholders who are in doubt as to whether they would incur any obligation to make a take-over offer under the Take-over Code as a result of any purchase or acquisition of Ordinary Shares by the Company pursuant to the Share Purchase Mandate are advised to consult their professional advisers and/or the SIC at the earliest opportunity.

3.10 **Certain General Take-Over Code Implications Arising from the Share Purchase Mandate.**

Based on information available to the Company as at the Latest Practicable Date, HLIH and its concert parties (**"HLIH Concert Parties"**) hold approximately 49.09% of the total number of issued Ordinary Shares in the capital of the Company.

Assuming that there is no change in the said shareholding interests of the HLIH Concert Parties in the Company and no further exercise of Bonus Warrants, the acquisition by the Company of the maximum 89,082,142 Ordinary Shares (being 10% of the total number of issued Ordinary Shares in the capital of the Company as at the Latest Practicable Date) from Ordinary Shareholders other than the HLIH Concert Parties, will result in their collective shareholding interests increasing from 49.09% to 54.55%. In addition, if the HLIH Concert Parties were to continue to exercise their subscription rights under the Bonus Warrants and/or the Company were to exercise its right to convert the Preference Shares into Ordinary Shares, the percentage shareholding of the HLIH Concert Parties may also increase (depending on whether and the extent to which, the other Warrant Holders exercise their subscription rights under the Bonus Warrants and/or the Company converts the Preference Shares into Ordinary Shares).

Based on the above information as at the Latest Practicable Date, the percentage of voting rights held by the HLIH Concert Parties in the Company may be increased by more than 1% in any 6-month period as a result of acquisition of Ordinary Shares by the Company pursuant to the Share Purchase Mandate, the exercise of Bonus Warrants by the HLIH Concert Parties and/or the conversion of the Preference Shares. However, in general terms, the HLIH Concert Parties will not be obliged under the Take-over Code to make a take-over offer for the Ordinary Shares even if their aggregate shareholdings were to so increase by more than 1% in any 6-month period, provided that their collective shareholdings amount to more than 49% for at least six months prior to such increase. As at the Latest Practicable Date, the HLIH Concert Parties have collectively held more than 49% of the Company for more than six months.

The HLIH Concert Parties has made an application to SIC and it has been confirmed by SIC, *inter alia*, that no take-over obligation will arise even if any individual member or sub-group within the HLIH Concert Parties group increases its holding to 30% or more, or if already holding between 30% and 50%, acquires further voting rights in the Company sufficient to increase its holding by more than 1% in any 6-month period.

Save as disclosed above, based on the Register of Substantial Shareholders of the Company as at the Latest Practicable Date, the Directors are not aware of any substantial shareholder (together with persons acting in concert with it) who would become obliged to make a mandatory take-over offer for the Company under the Take-over Code in the event that the Company purchases the maximum 89,082,142 Ordinary Shares pursuant to the Share Purchase Mandate.

4. RECOMMENDATION

4.1 The Proposed Adoption of the New Articles.

The Directors are of the view that the proposed adoption of the New Articles, which are essentially to take into account changes in the regulatory framework and are facilitative in nature, are in the best interests of the Company. They accordingly recommend that Ordinary Shareholders vote in favour of the Special Resolution at the EGM.

4.2 The Proposed Renewal of the Share Purchase Mandate.

The Directors are of the view that the proposed renewal of the Share Purchase Mandate is in the best interests of the Company. They accordingly recommend that Ordinary Shareholders vote in favour of the Ordinary Resolution at the EGM.

5. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

5.1 Interests of Directors in issued Shares.

As at the Latest Practicable Date, the direct interests of the Directors in issued Shares, based on the Company's Register of Directors' Shareholdings, are as follows:

Directors	Class of Shares	Number of Shares held	%
Kwek Leng Beng	Ordinary	361,115	0.041
	Preference	144,445	0.044
Kwek Leng Joo	Ordinary	59,510	0.007
	Preference	100,000	0.030
Kwek Leng Peck	Ordinary	43,758	0.005
Tang See Chim	Ordinary	10,000	0.001
	Preference	4,000	0.001

5.2 Interests of substantial shareholders in issued Ordinary Shares.

As at the Latest Practicable Date, the interests of the substantial shareholders of the Company in issued voting Ordinary Shares of the Company, based on the Company's Register of Substantial Shareholders, are as follows:

Substantial shareholders	Number of Ordinary Shares			
	Direct Interest	Deemed Interest	Total	%
Hong Realty (Private) Limited ("**HR**")	30,170,931	27,791,598 [1]	57,962,529	6.507
Hong Leong Holdings Limited ("**HLH**")	144,261,343	17,770,202 [2]	162,031,545	18.189
Hong Leong Investment Holdings Pte. Ltd. ("**HLIH**")	140,169,335	290,307,547 [3]	430,476,882	48.324
Kwek Holdings Pte Ltd ("**KH**")	–	430,476,882 [4]	430,476,882	48.324
Davos Investment Holdings Private Limited ("**Davos**")	–	430,476,882 [4]	430,476,882	48.324

Substantial shareholders	Number of Ordinary Shares Direct Interest	Deemed Interest	Total	%
Aberdeen Asset Management plc and its subsidiaries ("**Aberdeen Group**")	–	53,533,388 [5]	53,533,388	6.009
Aberdeen Asset Management Asia Ltd ("**AAMAL**")	–	45,812,388 [6]	45,812,388	5.143

Notes:

[1] HR is deemed under Section 7 of the Companies Act to have an interest in the 27,791,598 Ordinary Shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

[2] HLH is deemed under Section 7 of the Companies Act to have an interest in the 17,770,202 Ordinary Shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

[3] HLIH is deemed under Section 7 of the Companies Act to have an interest in the 290,307,547 Ordinary Shares held directly and/or indirectly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof which includes (i) the 57,962,529 Ordinary Shares held directly and indirectly by HR; and (ii) the 162,031,545 Ordinary Shares held directly and indirectly by HLH, out of which 8,459,447 Ordinary Shares have been identified as Ordinary Shares in which HR is also deemed to have an interest in under note [1] above.

[4] KH and Davos are deemed under Section 7 of the Companies Act to have an interest in the 430,476,882 Ordinary Shares held directly and/or indirectly by HLIH in which they are entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

[5] The deemed interest of Aberdeen Group is based on the last notification to the Company on 8 February 2006 and relates to Ordinary Shares held by various accounts managed or advised by Aberdeen Group whereby Aberdeen Group is given proxy voting rights.

[6] The deemed interest of AAMAL is based on the last notification to the Company on 8 December 2005 and relates to Ordinary Shares held by various accounts managed or advised by AAMAL whereby AAMAL is given proxy voting rights.

6. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 87 to 89 of this Circular, will be held at M Hotel Singapore, Function Room C, Level 2, 81 Anson Road, Singapore 079908, on Wednesday 26 April 2006 at 3.30 p.m. (or as soon thereafter as the Forty-Third Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place, is concluded or adjourned) for the purpose of considering and, if thought fit, passing the Special and Ordinary Resolutions set out in the Notice of EGM.

7. ACTION TO BE TAKEN BY ORDINARY SHAREHOLDERS

7.1 Lodgement of proxies.

If an Ordinary Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, he should complete, sign and return the enclosed Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 36 Robinson Road #04-01, City House, Singapore 068877, not later than 3.30 p.m. on Monday, 24 April 2006.

Completion and return of the Proxy Form by an Ordinary Shareholder will not prevent him from attending and voting at the EGM if he so wishes. However, any appointment of a proxy or proxies by such Ordinary Shareholder shall be deemed to be revoked if the Ordinary Shareholder attends the EGM in person, and in such event, the Company reserves the right to refuse to admit any person or persons appointed under the instrument of proxy, to the EGM.

7.2 **Depositors.**

A Depositor shall not be regarded as a member of the Company entitled to attend the EGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the EGM.

7.3 **Holders of Preference Shares.**

Holders of Preference Shares are not entitled to attend and vote at the EGM. Accordingly, the enclosed Proxy Form is not valid for use by holders of Preference Shares and shall be ineffective for all intents and purposes if used or purported to be used by them.

8. RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate in all material respects and that there are no material facts the omission of which would make any statement in this Circular misleading.

9. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company during normal business hours from the date of this Circular up to the date of the EGM:

(a) the Annual Report of the Company for the financial year ended 31 December 2005;

(b) the Memorandum of Association and Articles of the Company; and

(c) the New Articles.

Yours faithfully
For and on behalf of the Board of Directors
CITY DEVELOPMENTS LIMITED

KWEK LENG BENG
Executive Chairman

THE ALTERATIONS TO THE ARTICLES

The alterations to the Articles of Association of the Company are set out below. For ease of reference, the more significant changes are indicated in bold. Where appropriate, the full text of the Articles that are proposed to be altered have also been reproduced.

1. ARTICLE 2

Existing Article 2

2. In these Articles the words standing in the first column of the table next hereinafter contained shall bear the meanings set opposite to them respectively in the second column thereof, if not inconsistent with the subject or context -

WORDS.		*MEANINGS.*
The Act	....	*The Companies Act, Chapter 50 or any statutory modification, amendment or re-enactment thereof for the time being in force or any and every other act for the time being in force concerning companies and affecting the Company.*
These Articles	....	*These Articles of Association as originally framed or as altered from time to time by Special Resolution.*
The Directors	....	*The Directors for the time being of the Company.*
The Office	....	*The registered office for the time being of the Company.*
The Secretary	....	*The Secretary shall include any person appointed to perform the duties of Secretary temporarily.*
The Seal	....	*The Common Seal of the Company.*
SGX-ST	....	*Singapore Exchange Securities Trading Limited*

The expressions "Depositor", "Depository", "Depository Agent" and "Depository Register" shall have the meanings ascribed to them respectively in the Act.

References in these Articles to "holders" of shares or a class of shares shall:-

(a) exclude the Depository except where otherwise expressly provided in these Articles or where the term "registered holders" or "registered holder" is used in these Articles; and

(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares,

and "holding" and "held" shall be construed accordingly.

Writing shall include printing and lithography and any other mode or modes of representing or reproducing words in visible form.

Words importing the singular number only shall include the plural number, and vice versa.

Words importing the masculine gender only shall include the feminine gender.

Words importing persons shall include corporations.

Subject as aforesaid, any words or expressions defined in the Act shall, except where the subject or context forbids, bear the same meanings in these Articles.

Proposed alterations to Article 2

By deleting Article 2 in its entirety and substituting in its place the following:

"2. In these Articles (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively.

WORDS.		**MEANINGS.**
the Act	....	The Companies Act, Chapter 50 or any statutory modification, amendment or re-enactment thereof for the time being in force.
these Articles	....	These Articles of Association as originally framed or as altered from time to time by Special Resolution.
the Directors	....	The Directors for the time being of the Company.
the Office	....	The registered office for the time being of the Company.
Market Day	**....**	**A day on which the SGX-ST is open for trading in securities.**
the Secretary	....	The Secretary shall include any person appointed to perform the duties of Secretary temporarily.
the Seal	....	The Common Seal of the Company.
the Statutes	**....**	**The Act and every other act for the time being in force concerning companies and/or affecting the Company.**
SGX-ST	....	Singapore Exchange Securities Trading Limited, **including any successor entity or body thereof for the time being.**

The expressions "Depositor", "Depository", "Depository Agent", "Depository Register" **and "treasury shares"** shall have the meanings ascribed to them respectively in the Act.

References in these Articles to "holders" of shares or a class of shares shall:-

(a) exclude the Depository **or its nominee (as the case may be)** except where otherwise expressly provided in these Articles or where the term "registered holders" or "registered holder" is used in these Articles;

(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares; **and**

(c) except where otherwise expressly provided in these Articles, exclude the Company in relation to shares held by it as treasury shares,

and "holding" and "held" shall be construed accordingly.

References in these Articles to "member" shall, where the Act requires, exclude the Company where it is a member by reason of its holding of its shares as treasury shares.

Writing shall include printing and lithography and any other mode or modes of representing or reproducing words in visible form.

Words importing the singular number only shall include the plural number, and *vice versa.*

Words importing the masculine gender only shall include the feminine gender.

Words importing persons shall include corporations.

Any reference in these Articles to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Subject as aforesaid, any words or expressions defined in the Act shall, except where the subject or context forbids, bear the same meanings in these Articles.

The headnotes are inserted for convenience only and shall not affect the construction of these Articles."

2. ARTICLE 3

Existing Article 3

3. The authorised share capital of the Company is $2,050,000,000 divided into 4,000,000,000 ordinary shares of $0.50 each and 1,000,000,000 non-redeemable convertible non-cumulative preference shares of $0.05 each. The non-redeemable convertible non-cumulative preference shares shall confer upon the holders thereof the rights set out in these Articles.

Proposed alterations to Article 3

By deleting Article 3 in its entirety.

3. ARTICLE 4

Existing Article 4

4. (a) The shares taken by the subscribers to the Memorandum of Association shall be duly issued by the Directors. Subject as aforesaid, the shares shall be under the control of the Directors, who may allot, grant options over, dispose of and issue the same to such persons on such terms and conditions and at such times as the Directors think fit, but so that no shares shall be issued at a discount except in accordance with the provisions of the Act and with full power to give to any person the right to call for the allotment of any shares on such terms and for such time and consideration as the Directors see fit. Any preference share may, with the

sanction of a Special Resolution, be issued on the terms that it is, or at the option of the Company is liable, to be redeemed, the terms and manner of redemption being determined by the Directors, Provided Always that:-

(i) no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the members in General Meeting;

(ii) (subject to any direction to the contrary that may be given by the Company in General Meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 43(b) with such adaptations as are necessary shall apply; and

(iii) any other issue of shares, the aggregate of which would exceed the limits referred to in Article 43(c), shall be subject to the approval of the Company in General Meeting.

(b) In the event of preference shares being issued the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares, and preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance sheets and attending General Meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital or winding-up or sanctioning a sale of the undertaking of the Company or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrear.

(c) The Company has power to issue further preference share capital ranking equally with, or in priority to, preference shares already issued.

Proposed alterations to Article 4

By deleting Article 4 in its entirety and substituting in its place the following:

"**3.** (a) Subject **to the Statutes and these Articles, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to Article 43, and to any special rights attached to any shares for the time being issued,** the Directors may allot **and issue shares**, grant options over, **or otherwise** dispose of the same to such persons on such terms and conditions and at such times as the Directors think fit and with full power to give to any person the right to call for the allotment of any shares on such terms and for such time and consideration as the Directors see fit. Any preference share may, with the sanction of a Special Resolution, be issued on the terms that it is, or at the option of the Company is liable, to be redeemed, the terms and manner of redemption being determined by the Directors, Provided Always that:-

(i) (subject to any direction to the contrary that may be given by the Company in General Meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 43(**a**) with such adaptations as are necessary shall apply; and

(**ii**) any other issue of shares, the aggregate of which would exceed the limits referred to in Article 43(**b**), shall be subject to the approval of the Company in General Meeting.

(b) Preference shares **may be** issued **subject to such limitation thereof as may be prescribed by any stock exchange upon which shares in the Company may be listed.** **P**reference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance sheets and attending General Meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital or winding-up or sanctioning a sale of the undertaking of the Company or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrear.

(c) The Company has power to issue further preference share**s** ranking equally with, or in priority to, preference shares already issued."

4. NEW ARTICLE 4

By inserting new Article 4 immediately after the re-numbered Article 3:

"4. **The Company shall not exercise any right in respect of treasury shares other than as provided by the Act. Subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Act.**"

5. ARTICLE 4A

Existing Article 4A

4A. Subject to the terms and conditions of any application for shares, the Directors shall allot shares applied for within 10 market days of the closing date of any such application. "Market day" shall have the meaning ascribed to it in Article 9. The Directors may, at any time after the allotment of any share but before any person has been entered in the Register of Members as the holder or (as the case may be) before that share is entered against the name of a Depositor in the Depository Register, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose.

Proposed alterations to Article 4A

By deleting Article 4A in its entirety and substituting in its place the following:

"4A. Subject to the terms and conditions of any application for shares, the Directors shall allot shares applied for within ten (10) **M**arket **D**ays of the closing date **(or such other period as may be approved by any stock exchange upon which shares in the Company may be listed)** of any such application. The Directors may, at any time after the allotment of any share but before any person has been entered in the Register of Members as the holder or (as the case may be) before that share is entered against the name of a Depositor in the Depository Register, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose."

6. ARTICLE 4B

(a) *Existing recital of Article 4B(1)*

*4B. (1) The Company may issue non-redeemable convertible non-cumulative preference shares of $0.05 each in the capital of the Company (**"Preference Shares"**) at such issue price as the Directors may determine, which shall carry the following rights, benefits and privileges and be subject to the following restrictions:-*

Proposed alterations to the recital of Article 4B(1)

By deleting the recital of Article 4B(1) in its entirety and substituting in its place the following:

"4B. (1) The Company may issue non-redeemable convertible non-cumulative preference shares of the Company (**"Preference Shares"**) at such issue price as the Directors may determine, which shall carry the following rights, benefits and privileges and be subject to the following restrictions:-"

(b) Existing Article 4B(1)(g)

*(g) **As regards further issue of shares.** The issue by the Company of shares which rank in terms of payment of dividend and return of capital in priority to the Preference Shares shall be deemed to constitute a variation or abrogation of the rights attached to the Preference Shares for the purposes of Article 4B(5). The issue by the Company of shares which, in terms of payment of dividend and return of capital, rank pari passu with or junior to the Preference Shares shall not constitute such a variation or abrogation and, accordingly, notwithstanding any other provisions of the Articles of the Company, the Company shall be entitled to create, issue and allot such shares without consent of the Holders of Preference Shares.*

Proposed alterations to Article 4B(1)(g)

By deleting the word "create," in the last sentence of Article 4B(1)(g).

(c) Existing Article 4B(1)(h)

*(h) **As regards share premium account.** The Company shall not (except in relation to or in connection with (i) the conversion of the Preference Shares or adjustment to the Conversion Ratio pursuant to the terms herein; or (ii) the conversion or redemption of any other classes of shares which, subject to and in accordance with Article 4B(5), shall have been created and issued with the consent of the Holders of Preference Shares or rank in terms of payment of dividend and return of capital in priority to the Preference Shares) take any step which will or may have the effect of reducing the amount in the share premium account to below the amount of the aggregate Issue Premium paid in respect of the Preference Shares.*

Proposed alterations to Article 4B(1)(h)

By deleting Article 4B(1)(h) in its entirety and substituting in its place the following:

" (h) **As regards share premium account**. The Company shall not (except in relation to or in connection with (i) the conversion of the Preference Shares or adjustment to the Conversion Ratio pursuant to the terms herein; or (ii) the conversion or redemption of any other classes of shares which, subject to and in accordance with Article 4B(5), shall have been created and issued with the consent of the Holders of Preference Shares or rank in terms of payment of dividend and return of capital in priority to the Preference Shares) take any step which will or may have the effect of reducing the amount in the share premium account **(prior to such amounts becoming part of the Company's share capital on 30 January 2006)** to below the amount of the aggregate Issue Premium paid in respect of the Preference Shares."

(d) *Existing Article 4B(1)(l)(vi)*

(vi) *Conversion of the Relevant Preference Shares on any Conversion Date shall be effected in such manner as the Directors shall determine, subject to these Articles and as the Act or other applicable laws and regulations may allow (including without limitation by capitalising the amount standing to the credit of any reserve accounts (including the share premium account) of the Company), to the extent permitted by law and as may be required to ensure that the Ordinary Shares into which the Relevant Preference Shares are converted will be fully paid).*

Proposed alterations to Article 4B(1)(l)(vi)

By deleting the phrase "(including the share premium account)" in Article 4B(1)(l)(vi).

(e) *Existing Article 4B(1)(l)(xi)(bb)*

(bb) *Subject to the provisions of this Article 4B, no resolution of the holders of Ordinary Shares shall be passed for the reduction of the share capital of the Company or any uncalled liability thereon involving a return of capital or the amount (if any) for the time being standing to the credit of its share premium account or capital redemption reserve in any manner involving a return of capital.*

Proposed alterations to Article 4B(1)(l)(xi)(bb)

By deleting the phrase "or the amount (if any) for the time being standing to the credit of its share premium account or capital redemption reserve in any manner involving a return of capital" in Article 4B(1)(l)(xi)(bb).

(f) *Existing Article 4B(1)(l)(xi)(dd)*

(dd) *Without prejudice to Article 4B(1)(l)(vi), the Company shall not make any issue, offer or distribution or take any action the effect thereof would be that, on the conversion of any Preference Shares, the Ordinary Shares into which such Preference Shares are converted will be paid-up or credited as paid-up to an amount below the par value of Ordinary Shares.*

Proposed alterations to Article 4B(1)(l)(xi)(dd)

By deleting Article 4B(1)(l)(xi)(dd) in its entirety and re-numbering existing Article 4B(1)(l)(xi)(ee) as Article 4B(1)(l)(xi)(dd).

(g) *Existing Article 4B(1)(m)(i) to (iv)*

(i) *If, whilst any Preference Share remains capable of being converted into Ordinary Shares, the Company shall make any issue of Ordinary Shares by way of capitalisation of profits or reserves (including any share premium account and capital redemption reserve) to the holders of Ordinary Shares, the number of Ordinary Shares into which the Preference Shares are to be converted on any subsequent conversion of the Preference Shares may be increased pro-rata and such increase shall become effective as at the record date for such issue. No adjustments shall be made in the event of the issue of Ordinary Shares (by way of capitalisation of profits or reserves) in lieu of cash dividends or in connection with a conversion of the Preference Shares into Ordinary Shares.*

(ii) *If, whilst any Preference Share remains capable of being converted into Ordinary Shares, there shall be an alteration to the nominal value of Ordinary Shares as a result of a consolidation or sub-division, the number of Ordinary Shares into which the Preference Shares are to be converted on any subsequent conversion of the Preference Shares may be reduced or increased accordingly, and such reduction or increase shall become effective immediately after the alteration takes effect.*

(iii) *If and whenever the Company shall make any Capital Distribution to holders of Ordinary Shares, then the number of Ordinary Shares into which every $0.05 nominal amount of Preference Shares (and so in proportion to any other nominal amount of the Preference Shares) is to be subsequently converted may be adjusted by multiplying such number of Ordinary Shares by the following fraction:-*

$$\frac{A}{A-B}$$

where:-

A *is the Current Market Price per Ordinary Share (as defined in Article 4B(2)) at the date on which the Capital Distribution is publicly announced; and*

B *is the fair market value (expressed in cents) on the day of such announcement, as determined in good faith by a reputable bank or merchant bank (acting as an expert and not as an arbitrator) selected by the Directors of the portion of the Capital Distribution attributable to one (1) Ordinary Share.*

Such adjustment shall become effective as at the record date for the relevant Capital Distribution. The provisions of this Article 4B(1)(m)(iii) shall not apply to any offer which falls within Article 4B(1)(m)(iv).

(iv) *If and whenever the Company shall offer to holders of Ordinary Shares as a class new Ordinary Shares by way of rights at a price which is less than the Current Market Price per Ordinary Share (as defined in Article 4B(2)) at the date of the announcement of the terms of the offer, then (except where the Conversion Ratio falls to be adjusted under Article 4B(1)(m)(i) or (iii)) the number of Ordinary Shares into which every $0.05 nominal amount of Preference Shares (and so in proportion to any other nominal amount of the Preference Shares) is to be subsequently converted may be increased by a number equal to:-*

$$\frac{X \times Z}{Y + Z}$$

where:-

X *is the number (rounded down to the nearest one share) of the new Ordinary Shares which would have been offered to a holder of $0.05 nominal amount of Preference Shares had the Company's right of conversion in respect of such Preference Shares been exercisable and exercised in full immediately before the record date for such offer at the Conversion Ratio then applicable;*

Y *is the price (expressed in cents) payable for each such new Ordinary Share under the terms of the offer; and*

Z *is the average (rounded down to the nearest $0.01) of the last transacted price(s) (expressed in cents) of the nil-paid rights in respect of one (1) Ordinary Share, during the first five (5) Business Days on which such nil-paid rights are traded on the SGX-ST.*

Such adjustment shall become effective as at the record date for the offer.

Proposed alterations to Article 4B(1)(m)(i) to (iv)

By deleting Article 4B(1)(m)(i) to (iv) in its entirety and substituting in its place the following:-

" (i) If, whilst any Preference Share remains capable of being converted into Ordinary Shares, the Company shall make any issue of Ordinary Shares by way of **issue of bonus shares for which no consideration is payable and/or** capitalisation of profits or reserves to the holders of Ordinary Shares, the number of Ordinary Shares into which the Preference Shares are to be converted on any subsequent conversion of the Preference Shares may be increased *pro-rata* and such increase shall become effective as at the record date for such issue. No adjustments shall be made in the event of the issue of Ordinary Shares (by way of **issue of bonus shares for which no consideration is payable and/or** capitalisation of profits or reserves) in lieu of cash dividends or in connection with a conversion of the Preference Shares into Ordinary Shares.

(ii) If, whilst any Preference Share remains capable of being converted into Ordinary Shares, there shall be a consolidation or sub-division of Ordinary Shares, the number of Ordinary Shares into which the Preference Shares are to be converted on any subsequent conversion of the Preference Shares may be reduced or increased accordingly, and such reduction or increase shall become effective immediately after the alteration takes effect.

(iii) If and whenever the Company shall make any Capital Distribution to holders of Ordinary Shares, then the number of Ordinary Shares into which every Preference Share is to be subsequently converted may be adjusted by multiplying such number of Ordinary Shares by the following fraction:-

$$\frac{A}{A - B}$$

where:-

A is the Current Market Price per Ordinary Share (as defined in Article 4B(2)) at the date on which the Capital Distribution is publicly announced; and

B is the fair market value (expressed in cents) on the day of such announcement, as determined in good faith by a reputable bank or merchant bank (acting as an expert and not as an arbitrator) selected by the Directors of the portion of the Capital Distribution attributable to one (1) Ordinary Share.

Such adjustment shall become effective as at the record date for the relevant Capital Distribution. The provisions of this Article 4B(1)(m)(iii) shall not apply to any offer which falls within Article 4B(1)(m)(iv).

(iv) If and whenever the Company shall offer to holders of Ordinary Shares as a class new Ordinary Shares by way of rights at a price which is less than the Current Market Price per Ordinary Share (as defined in Article 4B(2)) at the date of the announcement of the terms of the offer, then (except where the Conversion Ratio falls to be adjusted under Article 4B(1)(m)(i) or (iii)) the number of Ordinary Shares into which every Preference Share is to be subsequently converted may be increased by a number equal to:-

$$\frac{X \times Z}{Y + Z}$$

where:-

X is the number (rounded down to the nearest one share) of the new Ordinary Shares which would have been offered to a holder of Preference Shares had the Company's right of conversion in respect of such Preference Shares been exercisable and exercised in full immediately before the record date for such offer at the Conversion Ratio then applicable;

Y is the price (expressed in cents) payable for each such new Ordinary Share under the terms of the offer; and

Z is the average (rounded down to the nearest $0.01) of the last transacted price(s) (expressed in cents) of the nil-paid rights in respect of one (1) Ordinary Share, during the first five (5) Business Days on which such nil-paid rights are traded on the SGX-ST.

Such adjustment shall become effective as at the record date for the offer."

(h) *Existing definitions of "Conversion Ratio", "Issue Amount", "Issue Premium", "Maximum Dividend Rate" and "Ordinary Shares" in Article 4B(2)*

*"**Conversion Ratio**" means the conversion ratio of 0.136 Ordinary Share of $0.50 each for every $0.05 in nominal value of Preference Share to be converted (subject to adjustment in certain circumstances in accordance with Article 4B(1)(m)), or such other ratio as may be prescribed by the Directors for a new issue of preference shares;*

*"**Issue Amount**" means, in relation to a Preference Share, the aggregate of the par value of the Preference Shares and the Issue Premium paid-up or credited as paid-up thereon, but excluding any Preference Dividend or the Additional Preference Dividend payable thereon;*

*"**Issue Premium**" means the difference between the Issue Amount and the par value of each Preference Share as may be prescribed by the Directors;*

*"**Maximum Dividend Rate**" means, in relation to each Preference Share, the fixed rate at 3.9% (net) per annum calculated on the basis of the actual number of days comprised in the relevant period divided by 365, or such other amount as the Directors may prescribe in respect of a new issue of preference shares;*

*"**Ordinary Shares**" means ordinary shares of par value $0.50 each in the capital of the Company;*

Proposed alterations to the existing definitions of "Conversion Ratio", "Issue Amount", "Issue Premium", "Maximum Dividend Rate" and "Ordinary Shares" in Article 4B(2)

By deleting the existing definitions of "Conversion Ratio", "Issue Amount", "Issue Premium", "Maximum Dividend Rate" and "Ordinary Shares" in Article 4B(2) in their entirety and substituting in their place the following respectively:

""**Conversion Ratio**" means the conversion ratio of 0.136 Ordinary Share for every Preference Share to be converted (subject to adjustment in certain circumstances in accordance with Article 4B(1)(m)), or such other ratio as may be prescribed by the Directors for a new issue of preference shares;

"**Issue Amount**" means **(a)** in relation to a Preference Share **allotted and issued before 30 January 2006**, the aggregate of the par value of the Preference Shares and the Issue Premium paid-up or credited as paid-up thereon, **or (b) in relation to any other Preference Share allotted and issued on or after 30 January 2006, the amount paid-up or credited as paid-up thereon, in each case** excluding any Preference Dividend or the Additional Preference Dividend payable thereon;

"**Issue Premium**" means **in relation to a Preference Share issued and allotted before 30 January 2006,** the difference between the Issue Amount and the par value of each Preference Share as may be prescribed by the Directors **at the time of its allotment and issue**;

"**Maximum Dividend Rate**" means in relation to each Preference Share, the fixed rate at 3.9% (net) per annum calculated on the basis of the actual number of days comprised in the relevant **Dividend P**eriod divided by 365, or such other amount as the Directors may prescribe in respect of a new issue of preference shares;

"**Ordinary Shares**" means ordinary shares in the capital of the Company;"

7. ARTICLE 5

Existing Article 5

5. The Company may pay to any person a commission in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company Provided that such commission shall not exceed ten per cent. of the price at which such shares are issued, or an amount equivalent to such percentage; and the requirements of the Act shall be observed. Any such commission may be satisfied in fully paid shares of the Company, in which case the provisions of the Act shall be duly complied with.

Proposed alterations to Article 5

By deleting Article 5 in its entirety and substituting in its place the following:

"5. The Company may pay to any person a commission **or brokerage on any issue of** shares in the Company **at such rate or amount and in such manner as the Directors may deem fit**. Any such commission **or brokerage** may be satisfied **by the payment of cash or the allotment of** fully **or partly** paid shares **or partly in one way and partly in the other**."

8. ARTICLE 6

Existing Article 6

6. Where any shares are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthened period the Company may pay interest on so much share capital as is for the time being paid up for the period and subject to the conditions and restrictions mentioned in the Act, and may charge the same to capital as part of the cost of construction of the works, building or plant.

Proposed alterations to Article 6

By deleting Article 6 in its entirety and substituting in its place the following:

"6. Where any shares are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthened period the Company may pay interest on such of its shares **(excluding treasury shares)** as is for the time being paid up for the period and subject to the conditions and restrictions mentioned in the Act, and may charge the same to capital as part of the cost of construction of the works, building or plant."

9. ARTICLE 7(a)

Existing Article 7(a)

7. (a) The Company shall not be bound to register more than three persons as the registered holder of a share except in the case of executors or administrators of the estate of a deceased member.

Proposed alterations to Article 7(a)

By deleting Article 7(a) in its entirety and substituting in its place the following:

"7. (a) The Company shall not be bound to register more than three persons as the registered holder of a share except in the case of executors or administrators **(or trustees)** of the estate of a deceased member."

10. ARTICLE 8

Existing Article 8

8. No person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or required to recognise any equitable, contingent, future or partial interest in any share or any right whatsoever in respect of any share other than an absolute right to the entirety thereof in the person (other than the Depository) entered in the Register of Members as the registered holder thereof or (as the case may be) the person whose name is entered in the Depository Register in respect of that share, except as by these Articles otherwise expressly provided or as by the Act required or pursuant to any order of Court.

Proposed alterations to Article 8

By deleting Article 8 in its entirety and substituting in its place the following:

"8. No person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or required to recognise any equitable, contingent, future or partial interest in any share**, or any interest in any fractional part of a share,** or any right whatsoever in respect of any share other than an absolute right to the entirety thereof in the person (other than the Depository **or its nominee (as the case may**

be)) entered in the Register of Members as the registered holder thereof or (as the case may be) the person whose name is entered in the Depository Register in respect of that share, except as by these Articles otherwise expressly provided or as by the Act required or pursuant to any order of Court."

11. ARTICLES 9(a) and 9(e)

Existing Articles 9(a) and 9(e)

9. (a) Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require, every person whose name is entered as a member in the Register of Members shall be entitled to receive within ten (10) market days of the closing date of any application for shares or as the case may be, after the date of lodgement of a registrable transfer one certificate for all his shares of any one class or several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and such member shall pay all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require and a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine having regard to any limitation thereof as may be prescribed by any stock exchange upon which the shares in the Company may be listed. For the purpose of this Article 9, "market day" shall mean a day on which the SGX-ST is open for trading in securities.

(e) Every certificate shall be issued under the Seal and shall specify the number and class of shares to which it relates and the amount paid up thereon. No certificate shall be issued representing shares of more than one class.

Proposed alterations to Articles 9(a) and 9(e)

By deleting Articles 9(a) and 9(e) in their entirety and substituting in their place the following respectively:

"9. (a) Every person whose name is entered as a member in the Register of Members shall be entitled to receive within ten (10) Market Days **(or such other period as may be approved by any stock exchange upon which shares in the Company may be listed)** of the closing date of any application for shares or, as the case may be, the date of lodgement of a registrable transfer, one certificate for all his shares of any one class or several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member **transfers part only of the shares comprised in a certificate,** the old certificate shall be cancelled and a new certificate or certificates for the balance of such shares **shall be** issued in lieu thereof and such member shall pay a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine having regard to any limitation thereof as may be prescribed by any stock exchange upon which shares in the Company may be listed.

(e) Every certificate shall be issued under the Seal and shall specify the number and class of shares to which it relates and the amount paid **and amount (if any) unpaid** thereon **and shall bear the autographic or facsimile signatures of one Director and the Secretary or a second Director or some other person appointed by the Directors. The facsimile signatures may be reproduced by mechanical, electronic or other method approved by the Directors.** No certificate shall be issued representing shares of more than one class."

12. ARTICLE 10

Existing Article 10

10. Subject to the provisions of the Act, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser, member firm or member company of any Stock Exchange upon which shares in the Company may be listed or on behalf of its or their client or clients as the Directors of the Company shall require, and (in case of defacement or wearing out) on delivery up of the old certificate and in any case on payment of such sum not exceeding $2 as the Directors may from time to time require together with the amount of the proper duty (if any) with which such share certificate is chargeable under any law for the time being in force relating to stamp duties. In the case of destruction, loss or theft, a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.

Proposed alterations to Article 10

By deleting Article 10 in its entirety and substituting in its place the following:

"10. Subject to the provisions of the Act, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser, member firm or member company of any **s**tock **e**xchange upon which shares in the Company may be listed or on behalf of its or their client or clients as the Directors of the Company shall require, and (in case of defacement or wearing out) on delivery up of the old certificate and in any case on payment of such sum not exceeding $2 as the Directors may from time to time require. In the case of destruction, loss or theft, a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss."

13. ARTICLE 11

Existing Article 11

11. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share and for all moneys as the Company may be called upon by law to pay in respect of the shares of the member or deceased member. The Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

Proposed alterations to Article 11

By deleting Article 11 in its entirety and substituting in its place the following:

"11. The Company shall have a first and paramount lien on every share (not being a fully paid share) **and dividends from time to time declared** in respect of such share**s. Such lien shall be restricted to unpaid calls and instalments upon the specific shares in respect of which such moneys are due and unpaid,** and **to such amounts** as the Company may be called upon by law to pay in respect of the shares of the member or deceased member. The Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article."

14. ARTICLE 14

Existing Article 14

14. Upon any such sale as aforesaid, the Directors may authorise some person to transfer or effect the transfer of the shares sold to the purchaser and may enter the purchaser's name in the Register of Members (or where the purchaser is a Depositor, the Depository Register) in respect of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

Proposed alterations to Article 14

By deleting Article 14 in its entirety and substituting in its place the following:

"14. Upon any such sale as aforesaid, the Directors may authorise some person to transfer or effect the transfer of the shares sold to the purchaser and may enter the purchaser's name in the Register of Members (or where the purchaser is a Depositor, the Depository Register) in respect of the shares."

15. ARTICLE 20

Existing Article 20

20. Any sum which by the terms of allotment of a share is made payable upon allotment or at any fixed date, whether on account of the amount of the share or by way of premium, shall, for all purposes of these Articles, be deemed to be a call duly made and payable on the date fixed for payment, and in case of non-payment the provisions of these Articles as to payment of interest and expenses, forfeiture and the like, and all other relevant provisions of these Articles, shall apply as if such sum were a call duly made and notified as hereby provided.

Proposed alterations to Article 20

By deleting the phrase "whether on account of the share or by way of premium" in Article 20.

16. ARTICLE 21

Existing Article 21

21. The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys due upon his shares beyond the sums actually called up thereon, and upon the moneys so paid in advance, or so much thereof as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, the Directors may pay or allow such interest as may be agreed between them and such member, in addition to the dividend payable upon such part of the share in respect of which such advance has been made as is actually called up. Capital paid on shares in advance of calls shall not while carrying interest confer a right to participate in profits.

Proposed alterations to Article 21

By deleting Article 21 in its entirety and substituting in its place the following:

"21. The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys due upon his shares beyond the sums actually called up thereon **and such payment in advance of calls shall extinguish *pro tanto* the liability upon the shares in respect of which it is made**, and upon the moneys so paid in advance, or so much thereof as exceeds the amount for the time being called up on the shares in respect of which such advance has been made **(until and to the extent that the same would but for such advance become payable)**, the Directors may pay or allow such interest as may

be agreed between them and such member, in addition to the dividend payable upon such part of the share in respect of which such advance has been made as is actually called up. Capital paid on shares in advance of calls shall not while carrying interest confer a right to participate in profits."

17. ARTICLE 23(a)

Existing Article 23(a)

23. (a) All transfers of the legal title in shares may be effected by the registered holders thereof by transfer in writing in the form for the time being approved by any Stock Exchange upon which the shares in the Company may be listed or in any other form acceptable to the Directors and all transfers must be left at the Office, accompanied by the certificate of the shares to be transferred and such other evidence (if any) as the Directors may require to prove the title of the intending transferor.

Proposed alterations to Article 23(a)

By deleting Article 23(a) in its entirety and substituting in its place the following:

"23. (a) All transfers of the legal title in shares may be effected by the registered holders thereof by transfer in writing in the form for the time being approved by any **s**tock **e**xchange upon which shares in the Company may be listed or in any other form acceptable to the Directors and all transfers must be **delivered to the Company or such other place (if any) as the Directors may appoint**, accompanied by the certificate of the shares to be transferred and such other evidence (if any) as the Directors may require to prove the title of the intending transferor."

18. ARTICLE 24

Existing Article 24

24. The instrument of transfer of any share shall be signed by or on behalf of both the transferor and the transferee and be witnessed, provided that an instrument of transfer in respect of which the transferee is the Depository shall be effective although not signed or witnessed by or on behalf of the Depository. The transferor shall remain the holder of the share concerned until the name of the transferee is entered in the Register of Members in respect thereof.

Proposed alterations to Article 24

By inserting the phrase "**or its nominee (as the case may be)**" immediately after the word "Depository" whenever it appears in Article 24.

19. ARTICLE 26

Existing Article 26

26. (a) There shall be no restriction on the transfer of fully paid up shares (except where required by law, the listing rules of any Stock Exchange upon which the shares in the Company may be listed or the rules and/or bye-laws governing any Stock Exchange upon which the shares in the Company may be listed) but the Directors may in their discretion decline to register any transfer of shares upon which the Company has a lien and in the case of shares not fully paid up may refuse to register a transfer to a transferee of whom they do not approve, Provided always that in the event of the Directors refusing to register a transfer of shares, they shall within one month beginning with the day on which the application for a transfer of shares was made, serve a notice in writing to the applicant stating the facts which are considered to justify the refusal as required by the Act and a notice of refusal as required by the Act.

(b) The Directors may in their sole discretion refuse to register any instrument of transfer of shares unless:-

(i) all or any part of the stamp duty (if any) payable on each share certificate and such fee not exceeding $2 as the Directors may from time to time require, is paid to the Company in respect thereof;

(ii) the instrument of transfer is in respect of only one class of shares; and

(iii) the amount of the proper duty (if any) with which each share certificate to be issued in consequence of the registration of such transfer is chargeable under any law for the time being in force relating to stamps is tendered.

Proposed alterations to Article 26

By deleting Article 26 in its entirety and substituting in its place the following:

"26. (a) There shall be no restriction on the transfer of fully paid-up shares (except where required by law, **or by the rules, bye-laws and/or** listing rules of **(or governing)** any **s**tock **e**xchange upon which shares in the Company may be listed) but the Directors may in their discretion decline to register any transfer of shares upon which the Company has a lien and in the case of shares not fully paid-up may refuse to register a transfer to a transferee of whom they do not approve, Provided always that in the event of the Directors refusing to register a transfer of shares, they shall within **ten (10) Market Days** beginning with the day on which the application for a transfer of shares was made, serve a notice in writing to the applicant stating the facts which are considered to justify the refusal as required by the **Statutes** and a notice of refusal as required by the Act.

(b) The Directors may in their sole discretion refuse to register any instrument of transfer of shares unless:-

(i) such fee not exceeding $2 as the Directors may from time to time require, is paid to the Company in respect thereof;

(ii) the instrument of transfer is in respect of only one class of shares; and

(iii) the amount of the proper duty (if any) with which each **instrument of transfer** is chargeable under any law for the time being in force relating to stamp duties is tendered."

20. NEW ARTICLE 27

By inserting new Article 27 immediately after Article 26:

"**27. The Company shall be entitled to destroy all instruments of transfer which have been registered at any time after the expiration of six years from the date of registration thereof and all dividend mandates and notifications of change of address at any time after the expiration of six years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of six years from the date of the cancellation thereof and it shall conclusively be presumed in favour of the Company that every entry in the Register of Members purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share certificate so**

destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company; Provided always that:-

- **(a) the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;**
- **(b) nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and**
- **(c) references herein to the destruction of any document include references to the disposal thereof in any manner."**

21. ARTICLE 28

Existing Article 28

28. The Register of Transfers may be closed during the fourteen days immediately preceding every General Meeting of the Company; and at such other times (if any) and for such period as the Directors may from time to time determine, provided always that it shall not be closed for more than thirty days in any year. The Company shall give prior notice of such closure as may be required to any Stock Exchange upon which the shares in the Company may be listed, stating the period and purpose or purposes for which the closure is made.

Proposed alterations to Article 28

By deleting Article 28 in its entirety and substituting in its place the following:

"28. The Register of **Members** may be closed at such times (if any) and for such period as the Directors may from time to time determine, provided always that it shall not be closed for more than thirty days in any year. The Company shall give prior notice of such closure as may be required to any **s**tock **e**xchange upon which shares in the Company may be listed, stating the period and purpose or purposes for which the closure is made."

22. ARTICLES 34, 35, 36, 37, 38 AND 39

Existing Articles 34, 35, 36, 37, 38 and 39

34. If the requisitions of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. A forfeiture of shares shall include all dividends in respect of the shares not actually paid before the forfeiture, notwithstanding that they shall have been declared.

35. When any share has been forfeited in accordance with these Articles, notice of the forfeiture shall forthwith be given to the person registered in the Register of Members or (as the case may be) the Depository Register as the holder of the share or to the person entitled to the share by transmission, as the case may be, and an entry of such notice having been given, and of the forfeiture with the date thereof, shall forthwith be made in the Register of Members or (as the case may be) the Depository Register opposite to the share; but the provisions of this Article are directory only, and no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or to make such entry as aforesaid.

36. Notwithstanding any such forfeiture as aforesaid, the Directors may, at any time before the forfeited share has been otherwise disposed of, annul the forfeiture, upon the terms of payment of calls and interest due thereon and all expenses incurred in respect of the share and upon such further terms (if any) as they shall see fit.

37. Every share which shall be forfeited may be sold, re-allotted, or otherwise disposed of, either to the person who was before forfeiture the holder thereof, or entitled thereto, or to any other person, upon such terms and in such manner as the Directors shall think fit, and the Directors may, if necessary, authorise some person to transfer or effect the transfer of the same to such other person as aforesaid.

38. A member whose shares have been forfeited shall cease to be a member in respect of the shares but shall notwithstanding, be liable to pay to the Company all calls made and not paid on such shares at the time of forfeiture, and interest thereon to the date of payment, in the same manner in all respects as if the shares had not been forfeited, and to satisfy all (if any) the claims and demands which the Company might have enforced in respect of the shares at the time of forfeiture, without any deduction or allowance for the value of the shares at the time of forfeiture.

39. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share, and all other rights and liabilities incidental to the share as between the member whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Act given or imposed in the case of past members.

Proposed alterations to Articles 34, 35, 36, 37, 38 and 39

By deleting Articles 34, 35, 36, 37, 38 and 39 in their entirety and substituting in their places the following respectively:

"34. If the **requirements** of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. A forfeiture of shares shall include all dividends in respect of the shares not actually paid before the forfeiture, notwithstanding that they shall have been declared. **The Directors may accept a surrender of any share liable to be forfeited hereunder.**

35. When any share has been forfeited **or surrendered** in accordance with these Articles, notice of the forfeiture **or surrender** shall forthwith be given to the person registered in the Register of Members or (as the case may be) the Depository Register as the holder of the share or to the person entitled to the share by transmission, as the case may be, and an entry of such notice having been given, and of the forfeiture **or surrender** with the date thereof, shall forthwith be made in the Register of Members or (as the case may be) the Depository Register opposite to the share; but the provisions of this Article are directory only, and no forfeiture **or surrender** shall be in any manner invalidated by any omission or neglect to give such notice or to make such entry as aforesaid.

36. Notwithstanding any such forfeiture **or surrender** as aforesaid, the Directors may, at any time before the forfeited **or surrendered** share has been otherwise disposed of, annul the forfeiture **or surrender**, upon the terms of payment of calls and interest due thereon and all expenses incurred in respect of the share and upon such further terms (if any) as they shall see fit.

37. **A share so forfeited or surrendered shall become the property of the Company.** Every share which shall be forfeited **or surrendered** may be sold, re-allotted, or otherwise disposed of, either to the person who was before forfeiture **or surrender** the holder thereof, or entitled thereto, or to any other person, upon such terms and in such manner as the Directors shall think fit, and the Directors may, if necessary, authorise some person to transfer or effect the transfer of the same to such other person as aforesaid.

38. A member whose shares have been forfeited **or surrendered** shall cease to be a member in respect of the shares but shall notwithstanding, be liable to pay to the Company all calls made and not paid on such shares at the time of forfeiture **or surrender**, and interest thereon to the date of payment, in the same manner in all respects as if the shares had not been forfeited **or surrendered**, and to satisfy all (if any) the claims and demands which the Company might have enforced in respect of the shares at the time of forfeiture. **The Directors may at their absolute discretion enforce payment** without any deduction or allowance for the value of the shares at the time of forfeiture **or surrender or waive payment in whole or in part**.

39. The forfeiture **or surrender** of a share shall involve the extinction at the time of forfeiture **or surrender** of all interest in and all claims and demands against the Company in respect of the share, and all other rights and liabilities incidental to the share as between the member whose share is forfeited **or surrendered** and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Act given or imposed in the case of past members."

23. ARTICLE 40

Existing Article 40

40. A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together (where the same be required) with the share certificate delivered to a purchaser (or where the purchaser is a Depositor, to the Depository) or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the share shall be registered in the name of the person to whom the share is sold, re-allotted or disposed of or, where such person is a Depositor, the Company shall procure that his name be entered in the Depository Register in respect of the share so sold, re-allotted or disposed of. Such person shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.

Proposed alterations to Article 40

By inserting the phrase "**or its nominee (as the case may be)**" immediately after the word "Depository" in the second sentence of Article 40.

24. ARTICLE 41

Existing Article 41

41. (a) The Company may, from time to time, by resolution of a General Meeting convert all or any of its paid-up shares into stock and may from time to time, in like manner,re-convert any such stock into paid-up shares of any denomination.

(b) When any shares have been converted into stock, the several holders of such stock may transfer their respective interests therein, or any part of such interests, in such manner as the Company in General Meeting shall direct, but in default of any such direction in the same manner and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances will admit. But the Directors may, if they think fit, from time to time fix the minimum amount of stock transferable, and restrict or forbid the transfer of fractions of that minimum, provided that such minimum shall not exceed the normal amount of the shares from which the stock arose.

(c) The several holders of stock shall be entitled to participate in the dividends and profits of the Company according to the amount of their respective interests in such stock, and such interest shall, in proportion to the amount thereof, confer on the holders thereof respectively the same privileges and advantages for the purpose of voting at meetings of the Company and for other purposes as if they held the shares from which the stock arose, but so that none of such privileges or advantages, except the participation in the dividends, profits or assets of the Company, shall be conferred by any holding or part of a holding of stock as would not, if existing in shares, have conferred such privileges or advantages.

(d) All such provisions of these Articles as are applicable to paid-up shares shall apply to stock, and in all such provisions the words "share" and "shareholder" shall include "stock" and "stockholder".

Proposed alterations to Article 41

By deleting Article 41 in its entirety and substituting in its place the following:

"41. (a) The Company may, from time to time, by resolution of a General Meeting convert all or any of its paid-up shares into stock and may from time to time, in like manner, re-convert any such stock into paid-up shares.

(b) When any shares have been converted into stock, the several holders of such stock may transfer their respective interests therein, or any part of such interests, in such manner as the Company in General Meeting shall direct, but in default of any such direction in the same manner and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances will admit. But the Directors may, if they think fit, from time to time fix the minimum **number** of stock **units** transferable, and restrict or forbid the transfer of fractions of that minimum.

(c) The several holders of stock shall be entitled to participate in the dividends and profits of the Company according to the **number** of stock **units held by them respectively**, and such interest shall, in proportion to the **number** thereof, confer on the holders thereof respectively the same privileges and advantages for the purpose of voting at meetings of the Company and for other purposes as if they held the shares from which the stock arose, but so that none of such privileges or advantages, except participation in the dividends, profits or assets of the Company, shall be conferred by any **such number** of stock **units** as would not, if existing in shares, have conferred such privileges or advantages.

(d) All such provisions of these Articles as are applicable to paid-up shares shall apply to stock, and in all such provisions the words "share" and "shareholder" shall include "stock" and "stockholder"."

25. ARTICLES 42 AND 42A

Existing Articles 42 and 42A

42. The Company may alter its share capital and the conditions of its Memorandum of Association by Ordinary Resolution in any one or more of the following ways:-

(a) to increase its share capital by creation of new shares of such amount as it thinks expedient;

(b) to consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) to convert all or any of its paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

(d) *to divide its share capital or any part thereof into shares of smaller amount than is fixed by its Memorandum of Association by subdivision of its existing shares or any of them, subject nevertheless to the provisions of the Act and so that as between the resulting shares, one or more of such shares may by the resolution by which such sub-division is effected be given any preference or advantage as regards dividend, capital, voting or otherwise over the others or any other of such shares; and/or*

(e) *to cancel any shares not taken or agreed to be taken by any person or which have been forfeited,*

and may reduce its share capital or capital redemption reserve fund, share premium account or other distributable reserve or otherwise alter its share capital in any manner and with and subject to any incident authorised and consent required by law.

42A. The Company may, subject to and in accordance with the Act, the Listing Manual of the SGX-ST and any other written law, purchase or otherwise acquire shares in the issued share capital of the Company (whether ordinary, preference or otherwise), options, stocks, debentures, debenture stocks, bonds, obligations, securities, and all other equity, derivative, debt and financial instruments issued by it on such terms as the Company may think fit and in the manner prescribed by the Act. If required by the Act, any share purchased by the Company shall be cancelled immediately on purchase or acquisition. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Act.

Proposed alterations to Articles 42 and 42A

By deleting Articles 42 and 42A in their entirety and substituting in their places the following respectively:

"42. **(a)** The Company may alter its share capital in any one or more of the following ways:-

(i) to consolidate and divide all or any of its share**s**; **and/or**

(ii) to divide its share capital or any part thereof by sub-division of its existing shares or any of them, subject nevertheless to the provisions of the Act and so that as between the resulting shares, one or more of such shares may by the resolution by which such sub-division is effected be given any preference or advantage as regards dividend, capital, voting or otherwise over the others or any other of such shares,

and may reduce its share capital **or any undistributable reserve** or otherwise alter its share capital in any manner and with and subject to any incident authorised and consent required by law. **Without prejudice to the generality of the foregoing, upon cancellation of any share purchased or otherwise acquired by the Company pursuant to these Articles, the number of issued shares of the Company shall be diminished by the number of the shares so cancelled, and, where any such cancelled share was purchased or acquired out of the capital of the Company, the amount of share capital of the Company shall be reduced accordingly.**

(b) The Company may, subject to and in accordance with the **Statutes**, the Listing Manual of the SGX-ST and any other written law, purchase or otherwise acquire its issued shares (whether ordinary, preference or otherwise), options, stocks, debentures, debenture stocks, bonds, obligations, securities, and all other equity, derivative, debt and financial instruments issued by it on such terms **and in such manner** as the Company may **from time**

to time think fit. If required by the Act, any share **which is so** purchased **or acquired** by the Company shall, **unless held in treasury in accordance with the Act,** be **deemed to be** cancelled immediately on purchase or acquisition. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may **hold or** deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Act."

26. HEADING "INCREASE OF CAPITAL." AND ARTICLE 43

Existing heading "INCREASE OF CAPITAL." and Article 43

INCREASE OF CAPITAL.

43. (a) The Company in General Meeting may from time to time, whether all the shares for the time being authorised shall have been issued or all the shares for the time being issued shall have been fully called up or not, increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts and (subject to any special rights for the time being attached to any existing class of shares) to carry such preferential, deferred or other special rights (if any) or to be subject to such conditions or restrictions (if any), in regard to dividend, return of capital, voting or otherwise, as the General Meeting resolving upon such increase directs.

(b) Subject to any direction to the contrary that may be given by the Company in General Meeting or except as permitted under the Listing Manual of the SGX-ST, all new shares shall before issue be offered to such persons who as at the date of the offer are entitled to receive notices from the Company of General Meetings in proportion, as nearly as the circumstances admit, to the amount of the existing shares to which they are entitled. The offer shall be made by notice specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this Article 43(b).

(c) Notwithstanding Article 43(b) above but subject to the Act, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to:-

(i) (a) issue shares (whether by way of rights, bonus or otherwise); and/or

*(b) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and*

(ii) (notwithstanding the authority conferred by the Ordinary Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the Ordinary Resolution was in force,

provided that:-

(1) the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument), does not exceed fifty per cent. (or such other limit as may be prescribed by the relevant authorities) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro-rata basis to members of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed twenty per cent. (or such other limit as may be prescribed by the relevant authorities) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above:-

(a) the percentage of issued share capital shall be calculated based on the issued share capital of the Company as at the date of the passing of the Ordinary Resolution after adjusting for:-

(aa) new shares arising from the conversion or exercise of convertible securities;

(bb) new shares arising from exercising share options or vesting of share awards outstanding or subsisting at the time of the passing of the Ordinary Resolution, provided the options or awards were granted in compliance with the Listing Manual of the SGX-ST; and

(cc) any subsequent consolidation or sub-division of shares.

(b) in relation to an Instrument, the number of shares shall be taken to be that number as would have been issued had the rights therein been fully exercised or effected on the date of the making or granting of the Instrument;

(3) in exercising the power to make or grant Instruments (including the making of any adjustments under any relevant Instrument), the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance is waived by the SGX-ST) and these Articles; and

(4) (unless previously revoked or varied by the Company in General Meeting), the authority conferred by the Ordinary Resolution shall not continue in force beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution or the date by which such Annual General Meeting is required by law to be held, or the expiration of such other period as may be prescribed by the Act (whichever is the earliest).

Proposed alterations to heading "INCREASE OF CAPITAL." and Article 43

By deleting existing heading "INCREASE OF CAPITAL." appearing immediately before Article 43 and Article 43 in their entirety and substituting in their places the following respectively:

" **ALTERATION** OF **SHARE** CAPITAL.

43. (a) Subject to any direction to the contrary that may be given by the Company in General Meeting or except as permitted under the Listing Manual of the SGX-ST, all new shares shall before issue be offered to such persons who as at the date of the offer are entitled to receive notices from the Company of General Meetings in proportion, as nearly as the circumstances admit, to the **number** of the existing shares to which they are entitled. The offer shall be made by notice specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this Article 43(**a**).

(b) Notwithstanding Article 43(**a**) above but subject to the Act, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to:-

(i) (a) issue shares **of the Company ("shares")** whether by way of rights, bonus or otherwise; and/or

(b) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and

(ii) (notwithstanding the authority conferred by the Ordinary Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the Ordinary Resolution was in force,

provided that:-

(1) the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) **shall be subject to such limits and manner of calculation** as may be prescribed by the SGX-ST;

(2) in exercising **the authority conferred by the Ordinary Resolution**, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance is waived by the SGX-ST) and these Articles; and

(3) (unless previously revoked or varied by the Company in General Meeting), the authority conferred by the Ordinary Resolution shall not continue in force beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution or the date by which such Annual General Meeting is required by law to be held, or the expiration of such other period as may be prescribed by the **Statutes** (whichever is the earliest)."

27. ARTICLE 44

Existing Article 44

44. Except so far as otherwise provided by or pursuant to these Articles or by the conditions of issue, any new share capital shall be considered as part of the original share capital of the Company, and shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the original share capital.

Proposed alterations to Article 44

By deleting Article 44 in its entirety and substituting in its place the following:

"44. Except so far as otherwise provided by or pursuant to these Articles or by the conditions of issue, any new share**s** shall be subject to the provisions **of the Statutes and of these Articles** with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise."

28. ARTICLE 45

Existing Article 45

45. Subject to the provisions of the Act, all or any of the rights, privileges or conditions for the time being attached or belonging to any class of shares for the time being forming part of the share capital of the Company may from time to time be modified, varied, extended, surrendered or abrogated in any manner with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a Special Resolution passed at a separate meeting of the members of that class. To any such separate meeting all the provisions of these Articles as to General Meetings of the Company shall mutatis mutandis apply, but so that the necessary quorum shall be members of the class holding or representing by proxy one-third of the share capital paid or credited as paid on the issued shares of the class, and every holder of shares of the class in question shall be entitled on a poll to one vote for every such share held by him. Provided that if at any adjourned meeting of the members of such class a quorum as above defined is not present those members who are present shall form a quorum. Provided always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters in nominal value of the issued shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a Special Resolution carried at such General Meeting. The foregoing provisions of this Article shall also apply to the modification, variation, extension, surrender or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the rights, privileges or conditions whereof are to be varied.

Proposed alterations to Article 45

By deleting Article 45 in its entirety and substituting in its place the following:

"45. **Whenever the share capital of the Company is divided into different classes of shares, s**ubject to the provisions of the **Statutes, preference capital, other than redeemable preference capital, may be repaid and** all or any of the rights, privileges or conditions for the time being attached or belonging to any class of shares may from time to time be modified, varied, extended, surrendered or abrogated in any manner with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a Special Resolution passed at a separate meeting of the members of that class. To any such separate meeting all the provisions of these Articles as to General Meetings of the Company shall *mutatis mutandis* apply, but so that the necessary quorum shall be members of the class **at least** holding or representing by proxy one-third of the issued

shares of the class, and every holder of shares of the class in question shall be entitled on a poll to one vote for every such share held by him. Provided that if at any adjourned meeting of the members of such class a quorum as above defined is not present those members who are present shall form a quorum. Provided always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters of the issued shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a Special Resolution carried at such General Meeting. The foregoing provisions of this Article shall also apply to the modification, variation, extension, surrender or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the rights, privileges or conditions whereof are to be varied."

29. ARTICLE 46

Existing Article 46

46. A General Meeting shall be held once in every calendar year, at such time and place as may be determined by the Directors, but so that not more than fifteen months shall be allowed to elapse between any two such General Meetings.

Proposed alterations to Article 46

By deleting Article 46 in its entirety and substituting in its place the following:

"46. **An Annual** General Meeting shall be held once in every calendar year, at such time and place as may be determined by the Directors, but so that not more than fifteen months shall be allowed to elapse between any two such **Annual** General Meetings."

30. ARTICLE 47

Existing Article 47

47. The General Meetings referred to in Article 46 shall be called Annual General Meetings. All other General Meetings shall be called Extraordinary General Meetings.

Proposed alterations to Article 47

By deleting the first sentence of Article 47.

31. ARTICLE 49

Existing Article 49

49. Subject to the provisions of the Act (including as to special notice and agreement for shorter notice), a meeting of the Company shall be called by at least fourteen (14) days' notice in writing and a meeting of the Company at which it is proposed to pass a special resolution shall be called by at least twenty-one (21) days' notice in writing. Each notice shall specify the place, the day and the hour of meeting, and in the case of special business the general nature of such business and the effect of any proposed resolution on the Company in respect of such special business, and shall be given in the manner hereinafter mentioned to such persons as are under the provisions of these Articles entitled to receive notices of General Meetings from the Company. The accidental omission to give such notice to, or the non-receipt of such notice by, any such person shall not invalidate any resolution passed or proceeding had at any such meeting. Each notice of General Meeting shall be given by way of advertisement in the daily press and in writing to any stock exchange upon which the shares of the Company may be listed.

Proposed alterations to Article 49

By deleting Article 49 in its entirety and substituting in its place the following:

"49. (a) Subject to the provisions of the Act (including as to special notice and agreement for shorter notice), a meeting of the Company shall be called by at least fourteen (14) days' notice in writing and a meeting of the Company at which it is proposed to pass a special resolution shall be called by at least twenty-one (21) days' notice in writing. **The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in the manner hereinafter mentioned to all members other than such as are not under the provisions of these Articles and the Act entitled to receive such notices from the Company; Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:-**

(a) in the case of an Annual General Meeting by all the members entitled to attend and vote thereat; and

(b) in the case of an Extraordinary General Meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. of the total voting rights of all the members having a right to vote at that meeting,

Provided also that the accidental omission to give such notice to, or the non-receipt of such notice by, any such person shall not invalidate any resolution passed or proceeding had at any such meeting. **So long as the shares in the Company are listed on any stock exchange, at least fourteen (14) days'** notice of **any** General Meeting shall be given by way of advertisement in the daily press and in writing to any stock exchange upon which shares in the Company may be listed.

(b) Every notice calling a General Meeting shall specify the place, the day and the hour of the meeting, and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him and that a proxy need not be a member of the Company.

(c) In the case of an Annual General Meeting, the notice shall also specify the meeting as such.

(d) In the case of any General Meeting at which business other than routine business is to be transacted, the notice shall specify the general nature of such business; and if any resolution is to be proposed as a Special Resolution, the notice shall contain a statement to that effect."

32. ARTICLE 50

Existing Article 50

50. All business shall be deemed special that is transacted at an Extraordinary General Meeting, and all that is transacted at an Annual General Meeting shall also be deemed special, with the exception of sanctioning a dividend, the consideration of the accounts and balance sheets and the reports of the Directors and Auditors, and any other documents annexed to the balance sheets, the election of Directors and the fixing of their remuneration and the appointment and fixing of the remuneration of the Auditors.

Proposed alterations to Article 50

By deleting Article 50 in its entirety and substituting in its place the following:

"50. All business shall be deemed special that is transacted at an Extraordinary General Meeting, and all that is transacted at an Annual General Meeting shall also be deemed special, with the exception of **the following:-**

(a) **declaring** dividends;

(b) **receiving and adopting** the accounts, the reports of the Directors and Auditors, and any other documents annexed to the balance sheets;

(c) **appointing or re-appointing** Directors **to fill vacancies arising at the meeting on retirement whether by rotation or otherwise;**

(d) fixing the remuneration of the Directors;

(e) appointing or **re-appointing** the **retiring** Auditors **(unless they were last appointed otherwise than by the Company in General Meeting)**; and

(f) fixing of the remuneration of the Auditors **or determining the manner in which such remuneration is to be fixed**."

33. ARTICLE 51

Existing Article 51

51. No business shall be transacted at any General Meeting unless a quorum is present in person or by proxy when the meeting proceeds to business. For all purposes the quorum shall be members personally present or represented by proxy not being less than two.

Proposed alterations to Article 51

By deleting Article 51 in its entirety and substituting in its place the following:

"51. No business **other than the appointment of a Chairman** shall be transacted at any General Meeting unless a quorum is present in person or by proxy when the meeting proceeds to business. For all purposes the quorum shall be **not less than two** members personally present or represented by proxy. **Provided that (i) a proxy representing more than one member shall only count as one member for the purpose of determining the quorum; and (ii) where a member is represented by more than one proxy such proxies shall count as only one member for the purpose of determining the quorum.**"

34. ARTICLE 52

Existing Article 52

52. If within half an hour from the time appointed for the holding of a General Meeting a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week (or if that day is a public holiday then to the next business day following that public holiday) at the same time and place, and if at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the members present in person or by proxy shall be a quorum.

Proposed alterations to Article 52

By deleting Article 52 in its entirety and substituting in its place the following:

"52. If within half an hour from the time appointed for the holding of a General Meeting **(or such longer interval as the Chairman of the meeting may think fit to allow)** a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week (or if that day is a public holiday then to the next business day following that public holiday) at the same time and place **or such other day, time or place as the Directors may by not less than ten days' notice appoint.** If at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the member present in person or by proxy shall be a quorum."

35. ARTICLE 53

Existing Article 53

53. The Chairman (if any) of the Board of Directors shall preside at every General Meeting, but if there be no such Chairman, or if at any meeting he shall not be present within fifteen minutes after the time appointed for holding the same, or shall be unwilling to act as Chairman, the members present shall choose some Director, or if no Director be present, or if all the Directors present decline to take the chair, they shall choose some member present to be Chairman of the meeting.

Proposed alterations to Article 53

By deleting Article 53 in its entirety and substituting in its place the following:

"53. The Chairman (if any) of the Board of Directors shall preside at every General Meeting, but if there be no such Chairman, or if at any meeting he shall not be present within fifteen minutes after the time appointed for holding the same, or shall be unwilling to act as Chairman, the **Directors** present shall choose **one of their number (**or**,** if no Director be present, or if all the Directors present decline to take the chair, **the members present** shall choose **one of their number** present**)** to be Chairman of the meeting."

36. ARTICLE 56

Existing Article 56

56. A poll may be demanded by either:-

(a) the Chairman; or

(b) not less than five persons present in person or by proxy and entitled to vote; or

(c) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) a member present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Proposed alterations to Article 56

By deleting paragraphs (b), (c) and (d) of Article 56 and substituting in their place the following respectively:

" (b) not less than five **members** present in person or by proxy and entitled to vote **at the meeting**; or

(c) a member or members present in person or by proxy and representing not less than **ten (10) per cent.** of the total voting rights of all members having the right to vote at the meeting; or

(d) a member **or members** present in person or by proxy and holding not less than **ten (10) per cent.** of the total **number of** paid-up shares **of the Company (excluding treasury shares)**,"

37. ARTICLE 57

Existing Article 57

57. If a poll be demanded in manner aforesaid, it shall be taken at such time and place, and in such manner, as the Chairman shall direct the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

Proposed alterations to Article 57

By deleting Article 57 in its entirety and substituting in its place the following:

"57. If a poll be demanded in **the** manner aforesaid, it shall be taken at such time and place, and in such manner, as the Chairman shall direct **and** the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. **The demand of a poll shall not prevent the continuance of the meeting for the transaction of any business, other than the question on which the poll has been demanded. The Chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.**"

38. ARTICLE 60

Existing Article 60

60. The demand of a poll shall not prevent the continuance of the meeting for the transaction of any business, other than the question of which the poll has been demanded.

Proposed alterations to Article 60

By deleting Article 60 in its entirety and substituting in its place the following:

"60. **If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the Chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.**"

39. ARTICLE 61(a)

Existing Article 61(a)

*61. (a) Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company, each member entitled to vote may vote in person or by proxy. On a show of hands every member who is present in person or by proxy shall have one (1) vote. The Chairman shall determine which proxy shall be entitled to vote where a member is represented by two (2) proxies, and on a poll every member who is present in person or by proxy shall have one (1) vote for every share of which he is the holder. For the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any General Meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at forty-eight (48) hours before the time of the relevant General Meeting ("**Cut-Off Time**") as certified by the Depository to the Company. A Depositor shall only be entitled to attend any General Meeting and to speak and vote thereat and to appoint proxies in respect thereof if his name appears on the Depository Register maintained by the Depository at the Cut-Off Time as a Depositor on whose behalf the Depository holds shares in the Company. Any member who shall have become bankrupt shall not, while his bankruptcy continues, be entitled to exercise the right of a member, or attend, vote, or act at any meeting of the Company.*

Proposed alterations to Article 61(a)

By inserting the phrase "and to Article 4" immediately after the word "Company" in the first sentence of Article 61(a).

40. ARTICLE 62(a)

Existing Article 62(a)

62. (a) An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the Directors may approve and:-

(i) in the case of an individual shall be signed by the appointor or his attorney; and

(ii) in the case of a corporation shall be either given under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation.

The signature of such instrument need not be witnessed.

Proposed alterations to Article 62(a)

By deleting the last sentence of Article 62(a) and substituting in its place the following:

"The signature **on** such instrument need not be witnessed."

41. ARTICLE 65

Proposed alterations to Article 65

By re-numbering existing Article 65 as Article 65(a) and inserting the following as Article 65(b):

" **(b) No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the Chairman of the meeting whose decision shall be final and conclusive.**"

42. ARTICLE 66(b)

Existing Article 66(b)

(b) Any corporation which is a member of the Company may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

Proposed alterations to Article 66(b)

By deleting Article 66(b) in its entirety and substituting in its place the following:

" (b) Any corporation which is a member of the Company may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company **or of any class of members of the Company,** and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company. **Such corporation shall for the purposes of these Articles (but subject to the Act) be deemed to be present in person at any such meeting if a person so authorised is present thereat.**"

43. ARTICLE 67

Existing Article 67

67. The instrument appointing a proxy, together with the power of attorney (if any) under which it is signed or a certified copy thereof, shall be deposited at the Office at least forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person or persons named in such instrument proposes to vote; otherwise the person or persons so named shall not be entitled to vote in respect thereof.

Proposed alterations to Article 67

By deleting Article 67 in its entirety and substituting in its place the following:

"67. The instrument appointing a proxy, together with the power of attorney (if any) under which it is signed or a certified copy thereof, shall be deposited at the Office at least forty-eight hours before the time appointed for holding the meeting or adjourned meeting **or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll** at which the person or persons named in such instrument proposes to vote; otherwise the person or persons so named shall not be entitled to vote in respect thereof. **The instrument shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates; Provided that an instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not be required again to be delivered for the purposes of any subsequent meeting to which it relates.**"

44. ARTICLE 68

Existing Article 68

68. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death of the principal or revocation of the power or instrument or the transfer of the share in respect of which the vote is given, provided no intimation in writing of the death, revocation or transfer shall have been received at the Office before the meeting.

Proposed alterations to Article 68

By deleting Article 68 in its entirety and substituting in its place the following:

"68. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death of the principal or revocation of the power or instrument or the transfer of the share in respect of which the vote is given, provided no intimation in writing of the death, revocation or transfer shall have been received at the Office before the meeting **or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.**"

45. ARTICLE 69

Existing Article 69

69. The first Directors were appointed by an instrument in writing signed by a majority of the subscribers hereto.

Proposed alterations to Article 69

By deleting Article 69 in its entirety and substituting in its place the following:

"69. **Unless otherwise determined by a General Meeting, the number of Directors, all of whom shall be natural persons, shall not be less than two and more than fifteen.**"

46. ARTICLE 70

Existing Article 70

70. The Company in General Meeting may, subject to the provisions of these Articles, from time to time appoint new Directors, and may increase or reduce the number of Directors in office, and may alter their qualifications. Unless otherwise determined by a General Meeting, the number of Directors, all of whom shall be natural persons, shall not be less than two and more than fifteen.

Proposed alterations to Article 70

By deleting the last sentence of Article 70 in its entirety.

47. ARTICLE 73

Existing Article 73

73. Any Director may from time to time and at any time appoint any person (other than another Director and not disapproved by a majority of the other Directors for the time being) to be an alternate Director of the Company, and may at any time remove the alternate Director so appointed by him from office. A person shall not act as alternate Director to more than one Director at the same time. An alternate Director so appointed shall not be entitled to receive any remuneration from the Company except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct, but shall be entitled (subject to his giving to the Company an address within Singapore at which notices may be served on him) to receive notices of and attend all meetings of the Directors, and to vote as a Director at any such meeting at which the Director appointing him is not present, and generally in the absence of his appointor to perform all the functions of his appointor as a Director. If his appointor is for the time being absent from

Singapore or temporarily unable to act through ill health or disability, his signature to any resolution in writing of the Directors shall be effective as the signature of his appointor. The appointment of an alternate Director shall determine on the happening of any event which if he were a Director would cause him to vacate such office or if his appointor ceases for any reason to be a Director. All appointments and removals of alternate Directors made by any Director in pursuance of the provisions of this Article shall be in writing under the hand of the Director making the same and left at the Office. The nomination of an alternate Director shall be valid if made by facsimile, provided that such nomination shall be confirmed within three months from the date of such facsimile by a written nomination complying with the above mentioned requirements, and any act done by the alternate Director nominated in such facsimile between the date thereof and the date of the receipt within the prescribed period by the Company of the written nomination shall be as valid and effectual as if such alternate Director had been duly appointed in the first instance, whether such written nomination shall be received by the Company within the prescribed period or not.

Proposed alterations to Article 73

By deleting Article 73 in its entirety and substituting in its place the following:

"73. (a) Any Director may from time to time and at any time appoint any person (other than another Director and not disapproved by a majority of the other Directors for the time being) to be an **A**lternate Director of the Company, and may at any time remove the **A**lternate Director so appointed by him from office. A person shall not act as **A**lternate Director to more than one Director at the same time.

(b) An **A**lternate Director so appointed shall not be entitled to receive any remuneration from the Company except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct, but shall be entitled (subject to his giving to the Company an address within Singapore at which notices may be served on him) to receive notices of and attend all meetings of the Directors, and to vote as a Director at any such meeting at which the Director appointing him is not present, and generally in the absence of his appointor to perform all the functions of his appointor as a Director **and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a Director**. If his appointor is for the time being absent from Singapore or temporarily unable to act through ill health or disability, his signature to any resolution in writing of the Directors shall be effective as the signature of his appointor. **To such extent as the Directors may from time to time determine in relation to any committee of the Directors, the foregoing provisions of this paragraph shall also apply *mutatis mutandis* to any meeting of any such committee of which his principal is a member. An Alternate Director shall not (save as aforesaid) have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles.**

(c) The appointment of an **A**lternate Director shall determine on the happening of any event which if he were a Director would cause him to vacate such office or if his appointor ceases for any reason to be a Director. All appointments and removals of **A**lternate Directors made by any Director in pursuance of the provisions of this Article shall be in writing under the hand of the Director making the same and left at the Office.

(d) An Alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a Director."

48. ARTICLE 74(a)

Existing Article 74(a)

74. (a) The remuneration of the Directors shall from time to time be determined by the Company in General Meeting and shall not be increased except pursuant to an Ordinary Resolution passed at a General Meeting where notice of the proposed increase shall have been given in the notice convening the General Meeting. The Directors shall also be paid such travelling hotel and other expenses as may reasonably be incurred by them in the execution of their duties including any such expenses incurred in connection with their attendance at meetings of Directors or of any committee of the Directors or General Meetings or otherwise in or about the business of the Company. If by arrangement with the other Directors any Director shall perform or render any special duties or services outside his ordinary duties as a Director, the Directors may pay him special remuneration, in addition to his ordinary remuneration, and such special remuneration may be by way of salary, commission or otherwise as may be arranged. A Director may hold any other office or place of profit under the Company (except that of Auditor) and he or any firm of which he is a member may act in a professional capacity for the Company in conjunction with his office of Director, and on such terms as to tenure and remuneration and otherwise as the Directors shall arrange.

Proposed alterations to Article 74(a)

By deleting Article 74(a) in its entirety and substituting in its place the following:

"74. (a) The remuneration of the Directors shall from time to time be determined by the Company in General Meeting and shall not be increased except pursuant to an Ordinary Resolution passed at a General Meeting where notice of the proposed increase shall have been given in the notice convening the General Meeting **and shall (unless such resolution otherwise provides) be divisible among the Directors as they may agree, or failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office.** The Directors shall also be paid such travelling hotel and other expenses as may reasonably be incurred by them in the execution of their duties including any such expenses incurred in connection with their attendance at meetings of Directors or of any committee of the Directors or General Meetings or otherwise in or about the business of the Company. If by arrangement with the other Directors any Director shall perform or render any special duties or services outside his ordinary duties as a Director, the Directors may pay him special remuneration, in addition to his ordinary remuneration, and such special remuneration may be by way of salary, commission or otherwise as may be arranged. A Director may hold any other office or place of profit under the Company (except that of Auditor) and he or any firm of which he is a member may act in a professional capacity for the Company in conjunction with his office of Director, and on such terms as to tenure and remuneration and otherwise as the Directors shall arrange **and be remunerated therefor and in any such case as aforesaid (save as otherwise agreed) he may retain for his own absolute use and benefit all profits and advantages accruing to him thereunder or in consequence thereof.**"

49. ARTICLE 75

Existing Article 75

75. Subject as herein otherwise provided or to the terms of any subsisting agreement, the office of a Director shall be vacated:-

(a) if a receiving order is made against him or he makes any arrangement or composition with his creditors;

(b) if he is found lunatic or becomes of unsound mind or bankrupt during his term of office;

(c) if he absents himself from the Meetings of Directors for a period of six months without special leave of absence from the other Directors;

(d) if he is removed by a resolution of the Company in General Meeting;

(e) if he is prohibited from being a Director by any order made under any provision of the Act; or

(f) if by notice in writing given to the Company he resigns his office.

Proposed alterations to Article 75

By deleting Article 75 in its entirety and substituting in its place the following:

"75. Subject as herein otherwise provided or to the terms of any subsisting agreement, the office of a Director shall be vacated:-

(a) if a **bankruptcy** order is made against him or he makes any arrangement or composition with his creditors;

(b) if he is found lunatic or becomes of unsound mind;

(c) if he absents himself from the Meetings of Directors for a period of six months without special leave of absence from the other Directors;

(d) if he is removed by a resolution of the Company in General Meeting;

(e) if he is prohibited from being a Director by any order made under any provision of the Act; or

(f) if by notice in writing given to the Company he resigns his office."

50. ARTICLE 76

Existing Article 76

76. The Directors may from time to time appoint any one or more of their body to be Managing Director or Managing Directors, for such period (except that where an appointment is for a fixed term such term shall not exceed five years) and upon such terms as they think fit. A Managing Director shall at all times be subject to the control of the Directors but subject thereto the Directors may vest in such Managing Director or Managing Directors such of the powers hereby vested in the Directors generally as they may think fit, and such powers may be made exercisable for such period or periods and upon such conditions and subject to such restrictions, and generally upon such terms as to remuneration and otherwise as they may determine. The remuneration of a Managing Director may be by way of salary or commission or participation in profits, or by any or all of those modes or otherwise as may be thought expedient but he shall not under any circumstances be remunerated by a commission on or a percentage of turnover.

Proposed alterations to Article 76

By deleting Article 76 in its entirety and substituting in its place the following:

"76. **(a)** The Directors may from time to time appoint any one or more of their body to be Managing Director or Managing Directors **(or other equivalent position or positions) and** for such period (except that where an appointment is for a fixed term such term shall not exceed five years) and upon such terms as they think fit.

(b) The appointment of any Director to the office of Managing Director shall automatically determine if for any reason he ceases to be a Director but without prejudice to any claim for damages for breach of contract of service between him and the Company.

(c) A Managing Director **(or person holding an equivalent position)** shall at all times be subject to the control of the Directors but subject thereto the Directors may vest in such Managing Director or Managing Directors **(or person or persons holding equivalent position(s))** such of the powers hereby vested in the Directors generally as they may think fit, and such powers may be made exercisable for such period or periods and upon such conditions and subject to such restrictions, and generally upon such terms as to remuneration and otherwise as they may determine.

(d) The remuneration of a Managing Director **(or person holding an equivalent position)** may be by way of salary or commission or participation in profits, or by any or all of those modes or otherwise as may be thought expedient but he shall not under any circumstances be remunerated by a commission on or a percentage of turnover.

(e) A Managing Director shall not, while he continues to hold that office, be subject to retirement by rotation, and he shall not be taken into account in determining the number of Directors to retire by rotation, but he shall (subject to the provisions of any contract between him and the Company) be subject to the same provisions as to resignation and removal as the other Directors of the Company.

51. ARTICLE 77

Existing Article 77

77. A Managing Director shall not, while he continues to hold that office, be subject to retirement by rotation, and he shall not be taken into account in determining the number of Directors to retire by rotation, but he shall (subject to the provisions of any contract between him and the Company) be subject to the same provisions as to resignation and removal as the other Directors of the Company, and if he ceases to hold the office of Director he shall, ipso facto and immediately, cease to be a Managing Director.

Proposed alterations to Article 77

By deleting Article 77 in its entirety and substituting in its place the following:

"77. **(a) The Directors may from time to time appoint one or more of their body to be the holder of any executive office (including, where considered appropriate, the office of Chairman or Deputy Chairman) on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke any such appointment.**

(b) The appointment of any Director to the office of Chairman or Deputy Chairman shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

(c) Save as otherwise provided in the Articles, the appointment of a Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

(d) The Directors may entrust to and confer upon any Directors holding any executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers."

52. ARTICLES 80(a) and 80(c)

Existing Article 80(a) and (c)

80. (a) The Company at the meeting at which a Director retires under any provision of these presents may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default the retiring Director shall be deemed to have been re-elected except in any of the following cases:-

(i) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost;

(ii) where such Director has given notice in writing to the Company that he is unwilling to be re-elected;

(iii) where at such meeting the moving of a resolution to fill the office being vacated by the retiring Director is in contravention of paragraph (b) below; or

(iv) where such Director has attained any retiring age applicable to him as Director.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

(c) No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for appointment as a Director at any General Meeting unless not less than eleven nor more than forty-two days (inclusive of the date on which the notice is given) before the date appointed for the meeting there shall have been lodged at the Office notice in writing signed by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected, Provided that in the case of a person recommended by the Directors for election not less than nine clear days' notice shall be necessary and notice of each and every such person shall be served on the members at least seven days prior to the meeting at which the election is to take place.

Proposed alterations to Articles 80(a) and (c)

By deleting paragraph (a)(ii) of Article 80(a) and substituting in its place the following:

" (ii) where such Director **is disqualified under the Act from holding office as a Director or** has given notice in writing to the Company that he is unwilling to be reelected; or"

and by replacing the word "inclusive" appearing in the third line of Article 80(c) with "exclusive".

53. ARTICLE 82

Existing Article 82

82. The business of the Company shall be managed by the Directors, who may pay all such expenses of and preliminary and incidental to the promotion, formation, establishment and registration of the Company as they think fit, and may exercise all such powers of the Company, and do on behalf of the Company all such acts as may be exercised and done by the Company, and as are not by the Act or by these Articles required to be exercised or done by the Company in General Meeting, subject nevertheless to any regulations of these Articles, to the provisions of the Act and to such regulations being not inconsistent with the aforesaid regulations or provisions as may be prescribed by the Company in General Meeting, but no regulation made by the Company in General Meeting shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. Provided that the Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company's undertaking unless such proposals have been approved by the Company in General Meeting. The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these regulations) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

Proposed alterations to Article 82

By deleting Article 82 in its entirety and substituting in its place the following:

"82. The business **and affairs** of the Company shall be managed by **or under** the **direction of the Directors**. The Directors may exercise all such powers of the Company as are not by the **Statutes** or by these Articles required to be exercised or done by the Company in General Meeting. Provided that the Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company's undertaking unless such proposals have been approved by the Company in General Meeting. The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these **Articles**) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to **sub-**delegate all or any of the powers, authorities and discretions vested in him."

54. ARTICLE 83(a)

Existing Article 83(a)

83. (a) The Directors may borrow or raise from time to time for the purposes of the Company and/or any of its subsidiaries or secure the payment of such sums as they think fit, and may secure the repayment or payment of any such sums by mortgage or charge upon all or any of the property or assets of the Company both present and future including its uncalled or unpaid capital for the time being or by the issue of debentures (whether at par or at a discount or premium) or otherwise as they may think fit.

Proposed alterations to Article 83(a)

By deleting Article 83(a) in its entirety and substituting in its place the following:

"83. (a) The Directors may borrow or raise from time to time for the purposes of the Company and/or any of its subsidiaries or secure the payment of such sums as they think fit, and may secure the repayment or payment of any such sums by mortgage or charge upon all or any of the property or assets of the Company both present and future including its uncalled or unpaid capital for the time being or by the issue of debentures or otherwise as they may think fit."

55. ARTICLE 84

Existing Article 84

84. The continuing Directors may act at any time notwithstanding any vacancy in their body, Provided Always that in case the Directors shall at any time be reduced in number to less than the minimum number prescribed by or in accordance with these Articles, it shall be lawful for them to act as Directors for the purpose of filling up vacancies in their body, or of summoning a General Meeting of the Company, but not for any other purpose.

Proposed alterations to Article 84

By deleting Article 84 in its entirety and substituting in its place the following:

"84. The continuing Directors may act at any time notwithstanding any vacancy in their body, Provided Always that in case the Directors shall at any time be reduced in number to less than the minimum number prescribed by or in accordance with these Articles, it shall be lawful for them to act as Directors for the purpose of filling up vacancies in their body, or of summoning a General Meeting of the Company, but not for any other purpose **(except in an emergency). If there be no Directors or Director able or willing to act, then any two members may summon a General Meeting for the purpose of appointing Directors.**"

56. ARTICLE 85

Existing Article 85

85. The Directors shall duly comply with the provisions of the Act, and particularly the provisions as to registration and keeping copies of mortgages and charges, keeping of the Register of Members, keeping a register of Directors and entering all necessary particulars therein, and lodging with the Registrar of Companies such returns, notices or forms relating to Directors as may be prescribed by the Act, and sending to such Registrar an annual return, together with the certificates and the particulars required by the Act notices as to increase of capital, returns of allotments and contracts relating thereto, copies of resolutions and agreements, and other particulars connected with the above.

Proposed alterations to Article 85

By deleting Article 85 in its entirety and substituting in its place the following:

"85. The Directors shall duly comply with the provisions of the Act, and particularly the provisions as to registration and keeping copies of mortgages and charges, keeping of the Register of Members, keeping a register of Directors and entering all necessary particulars therein, and lodging with the Registrar of Companies such returns, notices or forms relating to Directors as may be prescribed by the Act, and sending to such Registrar an annual return, together with the certificates and the particulars required by the Act notices as to returns of allotments and contracts relating thereto, copies of resolutions and agreements, and other particulars connected with the above."

57. ARTICLE 86A

Existing Article 86A

86A. No Director or intending Director shall be disqualified by his office from entering into any contract or arrangement with the Company, either with regard to his tenure of any such office or place of profit or as a vendor, purchaser, lessor, lessee, mortgagor, mortgagee, manager, agent, broker or otherwise, and no such contract or arrangement, nor any contract or arrangement entered into by or on behalf of the Company with any person, firm or company in which any Director shall be in any way interested, shall be avoided nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding such office, or of the fiduciary relationship thereby established.

Proposed alterations to Article 86A

By deleting Article 86A in its entirety and substituting in its place the following:

"86A. No Director or intending Director shall be disqualified by his office from entering into any **transaction** or arrangement with the Company, either with regard to his tenure of any such office or place of profit or as a vendor, purchaser, lessor, lessee, mortgagor, mortgagee, manager, agent, broker or otherwise, and no such **transaction** or arrangement, nor any **transaction** or arrangement entered into by or on behalf of the Company with any person, firm or company in which any Director shall be in any way interested, shall be avoided nor shall any Director so **transacting** or being so interested be liable to account to the Company for any profit realised by any such **transaction** or arrangement by reason of such Director holding such office, or of the fiduciary relationship thereby established."

58. ARTICLE 86(a)

Existing Article 86(a)

86. (a) A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest in accordance with the provisions of the Act. Save as by the next following paragraph of this Article otherwise provided, a Director shall not vote in respect of any contract or arrangement in which he is interested (and if he shall do so his vote shall not be counted), nor shall he be counted for the purpose of any resolution regarding the same, in the quorum present at the meeting, but this Article shall not apply to:-

(i) any arrangement for giving to him any security or indemnity in respect of money lent by him or obligations undertaken by him for the benefit of the Company; or

(ii) any arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the deposit of a security; or

(iii) any contract by him to subscribe for or underwrite shares or debentures of the Company; or

(iv) any contract or arrangement with any other company in which he is interested only as a director or other officer or creditor of or as a shareholder in or beneficially interested in the shares of that company.

Proposed alterations to Article 86(a)

By deleting Article 86(a) in its entirety and substituting in its place the following:

"86. (a) A Director who is in any way, whether directly or indirectly, interested in a **transaction** or proposed **transaction** with the Company shall declare the nature of his interest in accordance with the provisions of the Act. Save as by the next following paragraph of this Article otherwise provided, a Director shall not vote in respect of any **transaction** or arrangement in which he is interested (and if he shall do so his vote shall not be counted), nor shall he be counted for the purpose of any resolution regarding the same, in the quorum present at the meeting, but this Article shall not apply to:-

(i) any arrangement for giving to him any security or indemnity in respect of money lent by him or obligations undertaken by him for the benefit of the Company; or

(ii) any arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the deposit of a security; or

(iii) any **transaction** by him to subscribe for or underwrite shares or debentures of the Company; or

(iv) any **transaction** or arrangement with any other company in which he is interested only as a director or other officer or creditor of or as a shareholder in or beneficially interested in the shares of that company."

59. ARTICLE 89

Existing Article 89

89. Directors may participate in a meeting of the Directors by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, without a Director being in the physical presence of another Director or Directors, and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting.

Proposed alterations to Article 89

By deleting Article 89 in its entirety and substituting in its place the following:

"89. Directors may participate in a meeting of the Directors by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, without a Director being in the physical presence of another Director or Directors, and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. **The Directors participating in any such meeting shall be counted in the quorum for such meeting and subject to there being a requisite quorum in accordance with Article 88, all resolutions agreed by the Directors in such meeting shall be deemed to be as effective as a resolution passed at a meeting in person of the Directors duly convened and held. A meeting conducted by means of a conference telephone or similar communications equipment as aforesaid is deemed to be held at the place agreed upon by the Directors attending the meeting, provided that at least one of the Directors present at the meeting was at that place for the duration of the meeting.**"

60. ARTICLE 90

Existing Article 90

90. A Director may, and on the request of a Director the Secretary shall, at any time summon a meeting of the Directors.

Proposed alterations to Article 90

By inserting the following immediately after the first sentence of Article 90:

"**Notice of a meeting of Directors shall be given to all Directors, whether or not he is in Singapore. Any Director may waive notice of any meeting and any such waiver may be retroactive.**"

61. ARTICLE 93

Existing Article 93

93. All acts bona fide done by any meeting of Directors, or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been fully appointed and was qualified to be a Director.

Proposed alterations to Article 93

By deleting Article 93 in its entirety and substituting in its place the following:

"93. All acts *bona fide* done by any meeting of Directors, or of a committee of Directors, or by any person acting as a Director **or as a member of any such committee**, shall, notwithstanding it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified **or had vacated office, or were not entitled to vote,** be as valid as if every such person had been fully appointed and was qualified **and had continued** to be a Director **or member of the committee and had been entitled to vote.**"

62. ARTICLE 94

Existing Article 94

94. The Directors shall cause proper minutes to be made of all General Meetings of the Company and also of all appointments of officers, and of the proceedings at all meetings of Directors and Committees and of the attendances thereat, and of all business transacted at such meeting; and any such minute of any meeting, if purporting to be signed by the Chairman of such meeting, or by the Chairman of the next succeeding meeting, shall be conclusive evidence without any further proof of the facts therein stated.

Proposed alterations to Article 94

By deleting Article 94 in its entirety and substituting in its place the following:

"94. The Directors shall cause proper minutes to be made of **resolutions and proceedings at** all General Meetings of the Company **and of any class of members of the Company** and also of all appointments of officers, and of **all resolutions and** proceedings at all meetings of Directors and Committees and of the attendances thereat, and of all business transacted at such meeting; and any such minute of any meeting, if purporting to be signed by the Chairman of such meeting, or by the Chairman of the next succeeding meeting, shall be conclusive evidence without any further proof of the facts therein stated."

63. ARTICLE 96

Existing Article 96

96. The Secretary shall be appointed by the Directors for such time, at such remuneration and upon such conditions as they may think fit, and any Secretary so appointed may be removed by them. The Directors may from time to time, if there is no Secretary or no Secretary capable of acting, by resolution appoint an assistant or deputy Secretary to exercise the functions of the Secretary.

Proposed alterations to Article 96

By deleting Article 96 in its entirety and substituting in its place the following:

"96. The Secretary shall be appointed by the Directors for such time, at such remuneration and upon such conditions as they may think fit, and any Secretary so appointed may be removed by them, **but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as Joint Secretaries.** The Directors may from time to time, if there is no Secretary or no Secretary capable of acting, by resolution appoint an assistant or deputy Secretary to exercise the functions of the Secretary. **The appointment and duties of a Secretary or Joint Secretaries shall not conflict with the provisions of the Act and in particular Section 171 of the Act.**"

64. ARTICLE 97(b)

Existing Article 97(b)

(b) Every instrument to which the Seal shall be affixed shall be signed autographically by two Directors, or by one Director and the Secretary or some other person appointed by the Directors in place of the Secretary for the purpose, save that as regards any certificates for shares or debentures or other securities of the Company the Directors may by resolution determine that such signatures or either of them shall be affixed by some method or system of mechanical signature or other method approved by the Directors.

Proposed alterations to Article 97(b)

By deleting Article 97(b) in its entirety and substituting in its place the following:

" (b) Every instrument to which the Seal shall be affixed shall be signed autographically by two Directors, or by one Director and the Secretary or some other person appointed by the Directors in place of the Secretary for the purpose, save that as regards any certificates for shares or debentures or other securities of the Company the Directors may by resolution determine that such signatures or either of them shall be **dispensed with or** affixed by some method or system of mechanical signature or other method approved by the Directors."

65. ARTICLE 98A

Existing Article 98A

98A. Any Director or Secretary or any person appointed by the Directors for the purpose shall have the power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are not kept at the registered office of the Company, the local manager or other officer of the Company having custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be

conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed, or as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting. Any authentication or certification made pursuant to this Article may be made by any electronic means approved by the Directors from time to time for such purpose incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors.

Proposed alterations to Article 98A

By deleting Article 98A in its entirety and substituting in its place the following:

"98A. Any Director or Secretary or any person appointed by the Directors for the purpose shall have the power to authenticate any documents affecting the constitution of the Company and any resolutions passed **by the Company or the Directors or any committee, and any** books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are not kept at the Office, the local manager or other officer of the Company having custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed, or as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting. Any authentication or certification made pursuant to this Article may be made by any electronic means approved by the Directors from time to time for such purpose incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors."

66. ARTICLE 99

Existing Article 99

99. Subject to any preferential or other special rights for the time being attached to any special class of shares, the profits of the Company which it shall from time to time be determined to distribute by way of dividend shall be applied in payment of dividends upon the shares of the Company in proportion to the amounts paid up or credited as paid up thereon respectively, otherwise than in advance of calls.

Proposed alterations to Article 99

By deleting Article 99 in its entirety and substituting in its place the following:

"99. Subject to any rights **or restrictions attached to any shares or class of shares and except as otherwise permitted under the Act:-**

(a) **all dividends in respect of shares must be paid in proportion to the number of shares held by a member but where shares are partly paid all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares; and**

(b) **all dividends must be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid.**

For the purposes of this Article, an amount paid or credited as paid on a share in advance of a call **is to be ignored.**"

67. ARTICLE 100

Existing Article 100

100. The Directors may, with the sanction of a General Meeting from time to time declare dividends but no such dividend shall be payable except out of the profits of the Company. The Directors may, if they think fit, from time to time declare and pay to the members such interim dividends as appear to them to be justified by the position of the Company, and may also from time to time, if in their opinion such payment is so justified, pay any preferential dividends which by the terms of issue of any shares are made payable on fixed dates. No higher dividend shall be paid than is recommended by the Directors, and the declaration of the Directors as to the amount of the net profits shall be conclusive. No unpaid dividend or interest shall bear interest as against the Company.

Proposed alterations to Article 100

By deleting Article 100 in its entirety and substituting in its place the following:

"100. The **Company in** General Meeting **may** declare dividends but no such dividend shall **exceed the amount** recommended by the Directors. The Directors may, if they think fit, from time to time declare and pay to the members such interim dividends as appear to them to be justified by the position of the Company, and may also from time to time, if in their opinion such payment is so justified, pay any preferential dividends which by the terms of issue of any shares are made payable on fixed dates. No dividend shall be paid otherwise than out of profits **available for distribution under the provisions of the Statutes**. No unpaid dividend **or moneys payable on or in respect of a share** shall bear interest as against the Company."

68. ARTICLE 104B

Existing Article 104B

104B. The payment by the Directors of any unclaimed dividends or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. All dividends unclaimed after being declared may be invested or otherwise made use of by the Directors for the benefit of the Company and the Company shall not be constituted a trustee thereof, and if such dividends shall remain unclaimed for six years after having been declared, the same shall become forfeited to and be the property of the Company, but the Directors may at any time at their absolute discretion annul any such forfeiture, and pay any dividends forfeited to the person entitled thereto prior to the forfeiture thereof.

Proposed alterations to Article 104B

By deleting Article 104B in its entirety and substituting in its place the following:

"104B. The payment by the Directors of any unclaimed dividends or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. All dividends **and other moneys payable on or in respect of a share that are** unclaimed after **first being payable** may be invested or otherwise made use of by the Directors for the benefit of the Company and the Company shall not be constituted a trustee thereof, and if such dividends or moneys shall remain unclaimed for six years **from the date they are first payable**, the same shall become forfeited to and be the property of the Company, but the Directors may at any time at their absolute discretion annul any such forfeiture, and pay any dividends **or moneys** forfeited to the person entitled thereto prior to **such** forfeiture **so annuled. If the Depository returns any such dividend or moneys to the Company, the relevant Depositor shall not have any right or claim in respect of such dividend or moneys against the Company if a period of six years has elapsed from the date on which such dividends or other moneys are first payable.**"

69. HEADING "CAPITALISATION OF RESERVES, ETC." AND ARTICLE 105

Existing heading "CAPITALISATION OF RESERVES. ETC." and Article 105

CAPITALISATION OF RESERVES, ETC.

105. The Directors may, with the sanction of an Ordinary Resolution of the Company (including any Ordinary Resolution passed pursuant to Article 43(c)), capitalise (i) any sum standing to the credit of any of the Company's reserve accounts (including Share Premium Account, Capital Redemption Reserve Fund or other undistributable reserve) or (ii) any sum standing to the credit of the profit and loss account or otherwise available for distribution, by appropriating such sum resolved to be capitalised to all holders of shares or any class of shares or such of these holders of shares or any class of shares in the capital of the Company at the close of business on the date of the Resolution (or such other date as may be specified therein or determined as therein provided) or (in the case of an Ordinary Resolution passed pursuant to Article 43(c)) such other date as may be determined by the Directors, in proportion to their then holdings of shares and to apply such sum on their behalf in or towards paying up (aa) the amounts (if any) for the time being unpaid on any shares held by such holders, or in paying up in full or in part unissued shares or debentures of the Company of a nominal amount equal to such sum, such shares or debentures credited as fully-paid or partly-paid, as the case may be, and to be allotted and distributed to and amongst such holders in the proportion aforesaid or partly in one way and partly in the other and/or (bb) such amounts as may be necessary or expedient in connection with the conversion of any preference shares into ordinary shares and/or any adjustments that may be made to the conversion ratio of any such preference shares, in each case subject to and in accordance with the terms and conditions of issue of such preference shares. The Directors may do all acts and things considered necessary or expedient to give effect to such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Proposed alterations to heading "CAPITALISATION OF RESERVES, ETC." and Article 105

By deleting the heading "CAPITALISATION OF RESERVES, ETC." appearing immediately before Article 105 and Article 105 in their entirety and substituting in their place the following respectively:

" **BONUS ISSUES AND** CAPITALISATION OF RESERVES, ETC.

105. (**a**) The Directors may, with the sanction of an Ordinary Resolution of the Company (including any Ordinary Resolution passed pursuant to Article 43(**b**)):-

(i) **issue bonus shares for which no consideration is payable to the Company to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:**

(aa) **the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or**

(bb) **(in the case of an Ordinary Resolution passed pursuant to Article 43(b)) such other date as may be determined by the Directors,**

in proportion to their then holdings of shares; and/or

(ii) capitalise (**A**) any sum standing to the credit of any of the Company's reserve accounts or other undistributable reserve or (**B**) any sum standing to the credit of the profit and loss account or otherwise available for distribution, by appropriating such sum resolved to be capitalised to all holders of shares or any class of shares or such of these holders of shares or any class of shares in the capital of the Company at the close of business on:-

(aa) the date of the **Ordinary** Resolution (or such other date as may be specified therein or determined as therein provided); or

(bb) (in the case of an Ordinary Resolution passed pursuant to Article 43(**b**)) such other date as may be determined by the Directors,

in proportion to their then holdings of shares and to apply such sum on their behalf in or towards paying up:-

(x) the amounts (if any) for the time being unpaid on any shares held by such holders, or in paying up in full or in part **new** shares or debentures of the Company, such shares or debentures credited as fully-paid or partly-paid, as the case may be, and to be allotted and distributed to and amongst such holders in the proportion aforesaid or partly in one way and partly in the other; and/or

(y) such amounts as may be necessary or expedient in connection with the conversion of any preference shares into ordinary shares and/or any adjustments that may be made to the conversion ratio of any such preference shares, in each case subject to and in accordance with the terms and conditions of issue of such preference shares.

(b) The Directors may do all acts and things considered necessary or expedient to give effect to such **bonus issue and/or** capitalisation **under Article 105(a)**, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all members interested into an agreement with the Company providing for such **bonus issue or** capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

(c) In addition and without prejudice to the powers provided for by Article 105(a), the Directors shall have power to issue shares for which no consideration is payable and/or to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full new shares, in each case on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in General Meeting and on such terms as the Directors shall think fit."

70. ARTICLE 108

Existing Article 108

108. The Directors shall, from time to time in accordance with the provisions of the Act and the listing requirements of the SGX-ST, cause to be prepared and to be laid before a General Meeting of the Company such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. A copy of every balance sheet and profit and loss account which is to be laid before a General Meeting of the Company (including every document required by law to be annexed thereto) together with a copy of every report of the Auditors relating thereto and of the Directors' report shall not less than fourteen (14) clear days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices from the Company under the provisions of the Act or of these Articles. The interval between the close of a financial year of the Company and the date of the Company's Annual General Meeting shall not exceed four (4) months, or such other period as may be prescribed from time to time by the Act or the listing requirements of the SGX-ST.

Proposed alterations to Article 108

By deleting Article 108 in its entirety and substituting in its place the following:

"108. The Directors shall, from time to time in accordance with the provisions of the Act and the listing requirements of the SGX-ST, cause to be prepared and to be laid before a General Meeting of the Company such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. A copy of every balance sheet and profit and loss account which is to be laid before a General Meeting of the Company (including every document required by law to be annexed thereto) together with a copy of every report of the Auditors relating thereto and of the Directors' report shall not less than fourteen (14) clear days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices from the Company under the provisions of the **Statutes** or of these Articles. **Provided that this Article shall not require a copy of these documents to be sent to more than one of any joint holders or to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office.** The interval between the close of a financial year of the Company and the date of the Company's Annual General Meeting shall not exceed four (4) months, or such other period as may be prescribed from time to time by the Act or the listing requirements of the SGX-ST."

71. ARTICLE 109

Existing Article 109

109. Once at least in every year the accounts of the Company shall be examined, and the correctness of the profit and loss account and balance sheet ascertained by one or more Auditor or Auditors, and the provisions of the Act and any modification or re-enactment thereof for the time being in force in regard to audit and Auditors shall be observed.

Proposed alterations to Article 109

By deleting Article 109 in its entirety and substituting in its place the following:

"109. **(a)** Once at least in every year the accounts of the Company shall be examined, and the correctness of the profit and loss account and balance sheet ascertained by one or more Auditor or Auditors, and the provisions of the Act and any modification or re-enactment thereof for the time being in force in regard to audit and Auditors shall be observed.

(b) Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

(c) An Auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to receive and to be heard at any General Meeting on any part of the business of the meeting which concerns him as Auditor."

72. ARTICLE 110

Existing Article 110

110. Any notice or document (including a share certificate) may be served on or delivered to any member by the Company either personally or by sending it through the post in a prepaid cover addressed to such member at his registered address within Singapore appearing in the Register of Members or (as the case may be) the Depository Register, or (if he has no registered address within Singapore) to the address, if any, within Singapore supplied by him to the Company or (as the case may be) supplied by him to the Depository as his address for the service of notices, or by delivering it to such address as aforesaid.

Proposed alterations to Article 110

By deleting Article 110 in its entirety and substituting in its place the following:

"110. **(a)** Any notice or document (including a share certificate) may be served on or delivered to any member by the Company either personally or by sending it through the post in a prepaid cover addressed to such member at his registered address within Singapore appearing in the Register of Members or (as the case may be) the Depository Register, or (if he has no registered address within Singapore) to the address, if any, within Singapore supplied by him to the Company or (as the case may be) supplied by him to the Depository as his address for the service of notices, or by delivering it to such address as aforesaid.

(b) Without prejudice to the provisions of Article 110(a), any notice or document (including, without limitations, any accounts, balance-sheet or report) which is required or permitted to be given, sent or served under the Act or under these Articles by the Company, or by the Directors, to a member or an officer or Auditor of the Company may be given, sent or served using electronic communications to the current address of that person in accordance with the provisions of, or as otherwise provided by, the Statutes and/or any other applicable regulations or procedures. Such notice or document shall be deemed to have been duly given, sent or served upon transmission of the electronic communication to the current address of such person or as otherwise provided under the Statutes and/or any other applicable regulations or procedures."

73. ARTICLE 112

Existing Article 112

112. A member who (having no registered address within Singapore) has not supplied to the Company or (as the case may be) the Depository an address within Singapore for the service of notices shall not be entitled to receive notices from the Company.

Proposed alterations to Article 112

By deleting Article 112 in its entirety and substituting in its place the following:

"112. A member who (having no registered address within Singapore) has not supplied to the Company or (as the case may be) the Depository an address within Singapore for the service of notices shall not be entitled to receive notices **or other documents** from the Company."

74. ARTICLE 113

Existing Article 113

113. A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also to the Company or (as the case may be) the Depository an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member in pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company shall have notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member in the Register of Members or, where such member is a Depositor, entered against his name in the Depository Register as sole or first-named joint holder.

Proposed alterations to Article 113

By deleting Article 113 in its entirety and substituting in its place the following:

"113. A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also to the Company or (as the case may be) the Depository an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member **or given, sent or served to any member using electronic communications** in pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company shall have notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member in the Register of Members or, where such member is a Depositor, entered against his name in the Depository Register as sole or first-named joint holder."

75. ARTICLE 115

Existing Article 115

115. If the Company shall be wound up, the Liquidators may, with the sanction of a Special Resolution, divide among the members in specie any part of the assets of the Company and any such division may be otherwise than in accordance with the existing rights of the members, but so that if any division is resolved on otherwise than in accordance with such rights the members shall have the same rights of dissent and consequential rights as if such resolution were a Special Resolution passed pursuant to the Act. A Special Resolution sanctioning a transfer or sale to another company duly passed pursuant to the Act may in like manner authorise the distribution of any shares or other consideration receivable by the Liquidators amongst the members otherwise than in accordance with their existing rights, and any such determination shall be binding upon all the members, subject to the right of dissent and consequential rights conferred by the Act.

Proposed alterations to Article 115

By deleting Article 115 in its entirety and substituting in its place the following:

"115. **(a)** If the Company shall be wound up, the Liquidators may, with the sanction of a Special Resolution, divide among the members in specie any part of the assets of the Company and any such division may be otherwise than in accordance with the existing rights of the members, but so that if any division is resolved on otherwise than in accordance with such rights the members shall have the same rights of dissent and consequential rights as if such resolution were a Special Resolution passed pursuant to the Act. A Special Resolution sanctioning a transfer or sale to another company duly passed pursuant to the Act may in like manner authorise the distribution of any shares or other consideration receivable by the Liquidators amongst the members otherwise than in accordance with their existing rights, and any such determination shall be binding upon all the members, subject to the right of dissent and consequential rights conferred by the Act. **The Liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the Liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.**

(b) In the event of a winding up of the Company every member of the Company who is not for the time being in Singapore shall be bound, within 14 days after the passing of an effective resolution to wind up the Company voluntarily, or within the like period after the making of an order for the winding up of the Company, to serve notice in writing on the Company appointing some householder in Singapore upon whom all summonses, notices, processes, orders and judgments in relation to or under the winding up of the Company may be served, and in default of such nomination the Liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee shall be deemed to be a good personal service on such member for all purposes, and where the Liquidator makes any such appointment he shall, with all convenient speed, give notice thereof to such member by advertisement in any leading daily newspaper in the English language in circulation in Singapore or by a registered letter sent through the post and addressed to such member at his address as appearing in the Register of Members or (as the case may be) the Depository Register, and such notice shall be deemed to be served on the day following that on which the advertisement appears or the letter is posted."

76. ARTICLE 116

Existing Article 116

116. Every Director or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities (including any such liability as is mentioned in the Act) which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, and no Director or other officer shall be liable for any loss, damage or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto. But this Article shall only have effect in so far as its provisions are not avoided by the Act.

Proposed alterations to Article 116

By deleting Article 116 in its entirety and substituting in its place the following:

"116. **Subject to the provisions of and so far as may be permitted by the Statutes,** every Director, **Auditor, Secretary** or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution **and discharge** of his duties or in relation thereto **including any liability by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour (or the**

proceedings otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the court. Without prejudice to the generality of the foregoing, no Director, Manager, Secretary or other officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other Director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his office or in relation thereto unless the same shall happen through his own negligence, wilful default, breach of duty or breach of trust."

77. NEW HEADING "SECRECY" AND NEW ARTICLE 117

By inserting the following new heading "SECRECY." and new Article 117 immediately after existing Article 116:

" **SECRECY.**

117. No member shall be entitled to require discovery of or any information respecting any detail of the Company's trade or any matter which may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors, it will be inexpedient in the interest of the members of the Company to communicate to the public save as may be authorised by law or required by the listing rules of the SGX-ST."

CITY DEVELOPMENTS LIMITED

(Co. Reg. No. 196300316Z)
(Incorporated in the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an EXTRAORDINARY GENERAL MEETING of City Developments Limited (the "**Company**") will be held at M Hotel Singapore, Function Room C, Level 2, 81 Anson Road, Singapore 079908, on Wednesday, 26 April 2006 at 3.30 p.m. (or as soon thereafter as the Forty-Third Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place, is concluded or adjourned) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions, of which Resolution 1 will be proposed as a Special Resolution and Resolution 2 will be proposed as an Ordinary Resolution:

Resolution 1: Special Resolution
The Proposed Adoption of New Articles of Association

THAT the regulations contained in the New Articles of Association submitted to this Meeting and, for the purpose of identification, subscribed to by the Chairman thereof be approved and adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

Resolution 2: Ordinary Resolution
The Proposed Renewal of the Share Purchase Mandate

THAT

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore ("**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares ("**Ordinary Shares**") and/or non-redeemable convertible non-cumulative preference shares ("**Preference Shares**") not exceeding in aggregate the Prescribed Limit (as hereinafter defined), at such price or prices as may be determined by the Directors of the Company from time to time up to the Maximum Price (as hereinafter defined), whether by way of:

   (i) market purchases (each a "**Market Purchase**") on the Singapore Exchange Securities Trading Limited ("**SGX-ST**"); and/or

   (ii) off-market purchases (each an "**Off-Market Purchase**") effected otherwise than on the SGX-ST in accordance with any equal access scheme(s) as may be determined or formulated by the Directors of the Company as they may, in their absolute discretion, deem fit, which schemes shall satisfy all the conditions prescribed by the Companies Act,

   and otherwise in accordance with all other laws, regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally ("**Share Purchase Mandate**");

(b) *unless varied or revoked by the Company in general meeting, the authority conferred on the* Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors of the Company at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

  (i) the date on which the next annual general meeting of the Company is held; or

  (ii) the date by which the next annual general meeting of the Company is required by law to be held;

(c) in this Resolution:

"Prescribed Limit" *means in relation to any purchase or acquisition* of Ordinary Shares, the number of issued Ordinary Shares representing 10% of the total number of issued Ordinary Shares, and in relation to any purchase or acquisition of Preference Shares, the number of issued Preference Shares representing 10% of the total number of issued Preference Shares, of the Company as at the date of the passing of this Resolution (excluding any Ordinary Shares which are held as treasury shares as at that date); and

"Maximum Price" in relation to an Ordinary Share or Preference Share to be purchased (as the case may be) *means an amount* (excluding brokerage, stamp duties, applicable goods and services tax and other related expenses) not exceeding:

  (i) in the case of a Market Purchase, 105% of the Average Closing Price of the Ordinary Shares or Preference Shares (as the case may be); and

  (ii) in the case of an Off-Market Purchase, 120% of the Highest Last Dealt Price of the Ordinary Shares or Preference Shares (as the case may be),

where:

"Average Closing Price" means the average of the Closing Market Prices of the Ordinary Shares or Preference Shares (as the case may be) over the last five (5) Market Days on the SGX-ST, on which transactions in the Ordinary Shares or Preference Shares were recorded, immediately preceding the day of the Market Purchase by the Company, and deemed to be adjusted for any corporate action that occurs after such 5-Market Day period;

"Closing Market Price" means the last dealt price for an Ordinary Share or Preference Share (as the case may be) transacted through the SGX-ST's Central Limit Order Book (CLOB) trading system as shown in any publication of the SGX-ST or other sources;

"Highest Last Dealt Price" means the highest price transacted for an Ordinary Share or Preference Share (as the case may be) as recorded on the SGX-ST on the Market Day on which there were trades in the Ordinary Shares or Preference Shares immediately preceding the day of the making of the offer pursuant to the Off-Market Purchase;

"day of the making of the offer" means the day on which the Company announces its intention to make an offer for the Off-Market Purchase of Ordinary Shares or Preference Shares, as the case may be, from ordinary shareholders or holders of Preference Shares, stating the purchase price (which shall not be more than the Maximum Price for an Off-Market Purchase, calculated on the foregoing basis) for each Ordinary Share or Preference Share, and the relevant terms of the equal access scheme for effecting the Off-Market Purchase; and

"Market Day" means a day on which the SGX-ST is open for trading in securities; and

(d) the Directors be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they may consider expedient or necessary to give effect to the transactions contemplated by this Resolution.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Singapore
28 March 2006

Notes:

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting may appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at the registered office of the Company at 36 Robinson Road #04-01, City House, Singapore 068877 not less than 48 hours before the time appointed for holding the Extraordinary General Meeting.

3. Completion and return of this instrument appointing a proxy shall not preclude a member from attending and voting at the Extraordinary General Meeting. Any appointment of a proxy or proxies shall be deemed to be revoked if a member attends the Extraordinary General Meeting in person, and in such event, the Company reserves the right to refuse to admit any person or persons appointed under this instrument of proxy, to the Extraordinary General Meeting.

4. With reference to Ordinary Resolution 2 above, the amount of financing required for the Company to purchase or acquire its ordinary shares or preference shares, as the case may be, and the impact on the Company's financial position cannot be ascertained as at the date of this Notice as these will depend on the number of Ordinary Shares or Preference Shares, as the case may be, purchased or acquired, whether the purchase or acquisition is made out of capital or profits, and the price at which such Ordinary Shares or Preference Shares, as the case may be, were purchased or acquired and whether the Ordinary Shares or Preference Shares, as the case may be, purchased or acquired are held in treasury or cancelled.

   Based on the existing number of issued Ordinary Shares and Preference Shares in the capital of the Company as at the Latest Practicable Date, the exercise in full of the Share Purchase Mandate would result in the purchase of 89,082,142 Ordinary Shares (representing 10% of the total number of issued Ordinary Shares in the capital of the Company) and 33,087,425 Preference Shares (representing 10% of the total number of issued Preference Shares in the capital of the Company).

   In the case of Market Purchases by the Company and assuming that the Company purchases or acquires the 89,082,142 Ordinary Shares at the Maximum Price of $10.54 for one Ordinary Share (being the price equivalent to 5% above the Average Closing Price as at the Latest Practicable Date) and the 33,087,425 Preference Shares at the Maximum Price of $1.78 for one Preference Share (being the price equivalent to 5% above the Average Closing Price as at the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 89,082,142 Ordinary Shares and 33,087,425 Preference Shares is $997.8 million. In the case of Off-market Purchases by the Company and assuming that the Company purchases or acquires the 89,082,142 Ordinary Shares at the Maximum Price of $12.12 for one Ordinary Share (being the price equivalent to 20% above the Highest Last Dealt Price as at the Latest Practicable Date) and the 33,087,425 Preference Shares at the Maximum Price of $2.04 for one Preference Share (being the price equivalent to 20% above the Highest Last Dealt Price as at the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 89,082,142 Ordinary Shares and 33,087,425 Preference Shares is $1,147.2 million.

   The financial effects of the purchase or acquisition of such Ordinary Shares or Preference Shares, as the case may be, by the Company pursuant to the proposed Share Purchase Mandate on the audited financial statements of the Group and the Company for the financial year ended 31 December 2005 based on these assumptions are set out in paragraph 3.6.3 of the Company's Circular to Shareholders dated 28 March 2006.

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CITY DEVELOPMENTS LIMITED

(Co. Reg. No. 196300316Z)
(Incorporated in the Republic of Singapore)

IMPORTANT:

1. For investors who have used their CPF monies to buy the Company's ordinary shares, this Circular is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF Investors and holders of the Company's preference shares and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF Investors who wish to attend the Extraordinary General Meeting as OBSERVERS have to submit their requests through their respective Agent Banks so that their Agent Banks may register, in the required format, with the Company Secretary of City Developments Limited. (Agent Banks : please see note No. 8 on required format).

PROXY FORM
EXTRAORDINARY GENERAL MEETING

* I/We, ______________________ with NRIC / Passport Number: ______________

of ____

being a *member/members of City Developments Limited (the "**Company**"), hereby appoint

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)
*and/or			

or failing *him/her, the Chairman of the Extraordinary General Meeting of the Company ("**EGM**"), as *my/our *proxy/proxies to vote for *me/us on *my/our behalf at the EGM to be held at M Hotel Singapore, Function Room C, Level 2, 81 Anson Road, Singapore 079908 on Wednesday, 26 April 2006 at 3.30 p.m. (or as soon thereafter as the Forty-Third Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place, is concluded or adjourned).

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Special Resolution and the Ordinary Resolution as set out in the Notice of EGM.)

No.	Resolutions	For	Against
1.	**SPECIAL RESOLUTION** To approve the adoption of New Articles of Association		
2.	**ORDINARY RESOLUTION** To approve the renewal of the Share Purchase Mandate		

Dated this ________ day of ______________ 2006

No. of ordinary shares held

____
Signature(s) of Member(s)/Common Seal

*Delete accordingly

IMPORTANT: PLEASE READ NOTES ON THE REVERSE

Notes:

1. Please insert the total number of ordinary shares held by you. If you have ordinary shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number of ordinary shares. If you have ordinary shares registered in your name in the Register of Members, you should insert that number of ordinary shares. If you have ordinary shares entered against your name in the Depository Register and ordinary shares registered in your name in the Register of Members, you should insert the aggregate number of ordinary shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the ordinary shares held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 36 Robinson Road #04-01, City House, Singapore 068877 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

1st fold here

Please affix postage stamp

The Company Secretary
CITY DEVELOPMENTS LIMITED
36 Robinson Road
#04-01 City House
Singapore 068877

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5. The instrument appointing a proxy or proxies must be signed by the appointor or his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a body corporate, it must be executed either under its seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy or proxies is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must be lodged with the instrument, failing which the instrument may be treated as invalid.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50.

7. The Company shall be entitled to reject the instrument of proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of ordinary shares entered in the Depository Register, the Company may reject any instrument of proxy or proxies lodged if the member, being the appointor, is not shown to have ordinary shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

8. Agent Banks acting on the request of CPF Investors who wish to attend the EGM as Observers are required to submit in writing, a list with details of the investors' name, NRIC/Passport Number, addresses and number of ordinary shares held. The list, signed by an authorised signatory of the agent bank, should reach the Company Secretary, at the registered office of the Company not less than 48 hours before the appointed time for the Extraordinary General Meeting.

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	29-Mar-2006 12:44:07
Announcement No.	00022

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 28-03-2006

2. Name of Substantial Shareholder * — Hong Leong Holdings Limited ("HLH")

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]

2. Name of Registered Holder

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Interest: 27-03-2006

2. The change in the percentage level: From 18.273 % To 18.764 %

3. Circumstance(s) giving rise to the interest or change in interest: # Others

   # Please specify details

   (a) Change in direct interest of HLH resulting from the allotment of 4,526,134 ordinary shares in City Developments Limited ("CDL") arising from the exercise by HLH of 4,526,134 warrants in CDL on 27 March 2006.

   (b) Change in deemed interest of HLH resulting from the allotment of an aggregate of 1,776,878 ordinary shares in CDL to
   (i) Gordon Properties Pte. Limited ("GP") – 845,804 ordinary shares;
   (ii) Abbottin Properties Pte. Limited ("AP") – 339,017 ordinary shares;
   (iii) Interfab Private Limited ("IPL") – 513,525 ordinary shares;
   (iv) Hotel Orchid Limited ("HOL") – 77,932 ordinary shares;
   (v) Fairmount Development Pte Ltd ("FD") – 200 ordinary shares;
   (vi) Aster Land Development Pte Ltd ("AL") – 200 ordinary shares; and
   (vii) Upnorth Development Pte. Ltd. ("UDPL") – 200 ordinary shares, arising from the exercise of warrants in CDL by GP, AP, IPL, HOL, FD, AL and UDPL on 27 March 2006.

   HLH has deemed interest in the ordinary shares in CDL held by GP, AP, IPL, HOL, FD, AL and UDPL by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: The change in the percentage level is the result of a series of transactions as set out above.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	144,261,343	17,770,202
As a percentage of issued share capital	16.269 %	2.004 %
No. of shares held after the change	148,787,477	19,547,080
As a percentage of issued share capital	16.585 %	2.179 %

Footnotes

Percentages indicated in this notice refer to the percentages of issued ordinary shares of the Company.

% of no. of issued shares before the change is based on 886,742,860 issued ordinary shares as at 11 July 2005

% of no. of issued shares after the change is based on 897,140,088 issued ordinary shares as at 27 March 2006.

Attachments: Total size = **0**
(2048K size limit recommended)

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	29-Mar-2006 12:49:27
Announcement No.	00026

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	28-03-2006
2.	Name of Substantial Shareholder *	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Interest: 27-03-2006

2. The change in the percentage level: From 48.388 % To 48.686 %

3. Circumstance(s) giving rise to the interest or change in interest: # Others

   # Please specify details

   The allotment of an aggregate of 6,303,012 ordinary shares in City Developments Limited ("CDL") to
   (i) Hong Leong Holdings Limited ("HLH") – 4,526,134 ordinary shares;
   (ii) Gordon Properties Pte. Limited ("GP") – 845,804 ordinary shares;
   (iii) Abbottin Properties Pte. Limited ("AP") – 339,017 ordinary shares;
   (iv) Interfab Private Limited ("IPL") – 513,525 ordinary shares;
   (v) Hotel Orchid Limited ("HOL") – 77,932 ordinary shares;
   (vi) Fairmount Development Pte Ltd ("FD") – 200 ordinary shares;
   (vii) Aster Land Development Pte Ltd ("AL") – 200 ordinary shares; and
   (viii) Upnorth Development Pte. Ltd. ("UDPL") – 200 ordinary shares, arising from the exercise of warrants in CDL by HLH, GP, AP, IPL, HOL, FD, AL and UDPL on 27 March 2006.

   HLIH has deemed interest in the ordinary shares in CDL held by HLH, GP, AP, IPL, HOL, FD, AL and UDPL by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: The change in the percentage level is the result of a series of transactions as set out above.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	140,169,335	290,307,547
As a percentage of issued share capital	15.756 %	32.632 %
No. of shares held after the change	140,169,335	296,610,559
As a percentage of issued share capital	15.624 %	33.062 %

Footnotes

Percentages indicated in this notice refer to the percentages of issued ordinary shares of the Company.

% of no. of issued shares before the change is based on 889,644,182 issued ordinary shares as at 27 February 2006.

% of no. of issued shares after the change is based on 897,140,088 issued ordinary shares as at 27 March 2006.

Attachments: Total size = **0**
(2048K size limit recommended)

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	29-Mar-2006 12:53:18
Announcement No.	00027

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	28-03-2006
2.	Name of Substantial Shareholder *	Davos Investment Holdings Private Limited ("Davos")

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Deemed Interest — 27-03-2006

2. The change in the percentage level — From 48.388 % To 48.686 %

3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details

   The allotment of an aggregate of 6,303,012 ordinary shares in City Developments Limited ("CDL") to
   (i) Hong Leong Holdings Limited ("HLH") – 4,526,134 ordinary shares;
   (ii) Gordon Properties Pte. Limited ("GP") – 845,804 ordinary shares;
   (iii) Abbottin Properties Pte. Limited ("AP") – 339,017 ordinary shares;
   (iv) Interfab Private Limited ("IPL") – 513,525 ordinary shares;
   (v) Hotel Orchid Limited ("HOL") – 77,932 ordinary shares;
   (vi) Fairmount Development Pte Ltd ("FD") – 200 ordinary shares;
   (vii) Aster Land Development Pte Ltd ("AL") – 200 ordinary shares; and
   (viii) Upnorth Development Pte. Ltd. ("UDPL") – 200 ordinary shares, arising from the exercise of warrants in CDL by HLH, GP, AP, IPL, HOL, FD, AL and UDPL on 27 March 2006.

   Davos has deemed interest in the ordinary shares in CDL held by HLH, GP, AP, IPL, HOL, FD, AL and UDPL by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: — The change in the percentage level is the result of a series of transactions as set out above.

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	430,476,882
As a percentage of issued share capital	0 %	48.388 %
No. of shares held after the change	0	436,779,894
As a percentage of issued share capital	0 %	48.686 %

Footnotes

Percentages indicated in this notice refer to the percentages of issued ordinary shares of the Company.

% of no. of issued shares before the change is based on 889,644,182 issued ordinary shares as at 27 February 2006.

% of no. of issued shares after the change is based on 897,140,088 issued ordinary shares as at 27 March 2006.

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	29-Mar-2006 12:56:45
Announcement No.	00028

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	28-03-2006
2.	Name of Substantial Shareholder *	Kwek Holdings Pte Ltd ("KH")

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Deemed Interest — 27-03-2006

2. The change in the percentage level — From 48.388 % To 48.686 %

3. Circumstance(s) giving rise to the interest or change in interest — # Others

Please specify details

The allotment of an aggregate of 6,303,012 ordinary shares in City Developments Limited ("CDL") to
(i) Hong Leong Holdings Limited ("HLH") – 4,526,134 ordinary shares;
(ii) Gordon Properties Pte. Limited ("GP") – 845,804 ordinary shares;
(iii) Abbottin Properties Pte. Limited ("AP") – 339,017 ordinary shares;
(iv) Interfab Private Limited ("IPL") – 513,525 ordinary shares;
(v) Hotel Orchid Limited ("HOL") – 77,932 ordinary shares;
(vi) Fairmount Development Pte Ltd ("FD") – 200 ordinary shares;
(vii) Aster Land Development Pte Ltd ("AL") – 200 ordinary shares; and
(viii) Upnorth Development Pte. Ltd. ("UDPL") – 200 ordinary shares, arising from the exercise of warrants in CDL by HLH, GP, AP, IPL, HOL, FD, AL and UDPL on 27 March 2006.

KH has deemed interest in the ordinary shares in CDL held by HLH, GP, AP, IPL, HOL, FD, AL and UDPL by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: — The change in the percentage level is the result of a series of transactions as set out above.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	430,476,882
As a percentage of issued share capital	0 %	48.388 %
No. of shares held after the change	0	436,779,894
As a percentage of issued share capital	0 %	48.686 %

Footnotes

Percentages indicated in this notice refer to the percentages of issued ordinary shares of the Company.

% of no. of issued shares before the change is based on 889,644,182 issued ordinary shares as at 27 February 2006.

% of no. of issued shares after the change is based on 897,140,088 issued ordinary shares as at 27 March 2006.

Attachments: Total size = **0**
(2048K size limit recommended)

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